LIFEMD, INC. 2025 ANNUAL REPORT

LifeMD, Inc. Board of Directors and Executive Officers as of April 30, 2026

BOARD OF DIRECTORS	
Name	**Principal Occupation or Employment**
Justin Schreiber	Chairman of the Board and Chief Executive Officer, LifeMD, Inc.
John R. Strawn, Jr.	Partner, Strawn Pickens LLP
Dr. Joseph V. DiTrolio, M.D.	Clinical Professor of Surgery, New Jersey Medical School
Roberto Simon	Chief Financial Officer, Orveon LLC
Dr. Joan LaRovere, M.D.	Senior Vice President, Interim Chief Medical Officer and Senior Staff Physician at Cardiac Intensive Care, Boston Children's Hospital, and Assistant Professor of Pediatrics at Harvard Medical School
William Febbo	Chief Executive Officer and Director, Performance Health Systems
Dr. Calum MacRae, M.D., Ph.D.	Vice Chair for Scientific Innovation at the Department of Medicine at Brigham and Women's Hospital and Associate Professor of Medicine at Harvard Medical School

EXECUTIVE OFFICERS	
Name	**Principal Occupation or Employment**
Justin Schreiber	Chairman of the Board and Chief Executive Officer
Stefan Galluppi	Chief Innovation Officer
Atul Kavthekar	Chief Financial Officer
Shayna Webb Dray	Chief Operating Officer
Nicholas Alvarez	Chief Acquisition Officer
Eric Yecies	Chief Legal Officer and General Counsel
Chris Pisano	Chief Marketing Officer
Jessica Friedeman	Chief Business Officer
Dennis Wijnker	Chief Technology Officer
Maria Stan	Chief Accounting Officer and Controller
Shane Biffar	Chief Compliance Officer and Deputy General Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from _____ to _____

Commission file number **001-39785**

LIFEMD, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0238453**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
236 Fifth Avenue, Suite 400 New York, New York	**10001**
(Address of principal executive offices)	(Zip Code)

(866) 351-5907
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of exchange on which registered
Common Stock, par value $.01 per share	LFMD	The Nasdaq Global Market
8.875% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share	LFMDP	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☐	

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the financial statements included in the filing reflects a correction of an error to previously issued financial statements: Yes ☒ No ☐

Indicate by check mark whether any of those error corrections are restatements requiring a recovery analysis of incentive-based compensation under the registrant's clawback policies: Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2025 was $512,472,017 as computed by reference to the closing price of such common stock on such date.

The registrant had 47,973,844 shares of common stock outstanding as of March 9, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2026 definitive proxy statement for the Registrant's Annual Meeting of Stockholders, to be filed within 120 days of our fiscal year end (December 31, 2025) are incorporated by reference into Part III of this Form 10-K.

LIFEMD, INC.
2025 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The following discussion should be read in conjunction with the financial statements and related notes contained elsewhere in this Annual Report on Form 10-K. Certain statements made in this discussion are "forward-looking statements" within the meaning of 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are based upon beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by the Company's management. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. When used herein, the words "anticipate," "believe," "estimate," "expect," "forecast," "future," "intend," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue" or the negative of these terms and similar expressions as they relate to the Company or the Company's management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions, and other factors, including the risks relating to the Company's business, industry, and the Company's operations and results of operations. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ materially from those anticipated, believed, estimated, expected, intended, or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Risk factor summary. Risk factors include, by way of example and without limitation:

- changes in the market acceptance of our products;
- the impact of competitive products and pricing;
- our ability to successfully commercialize our products on a large enough scale to generate profitable operations;
- our ability to maintain and develop relationships with customers and suppliers;
- our ability to respond to new technological developments quickly and effectively, including applications and risks of artificial intelligence ("AI");
- our ability to prevent, detect and remediate cybersecurity incidents;
- our ability to protect our trade secrets or other proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on our proprietary rights;
- our ability to successfully acquire, develop or commercialize new products and equipment;
- our ability to collaborate successfully with other businesses and to integrate acquired businesses or new brands;
- supply chain constraints or difficulties;
- current and potential material weaknesses in our internal control over financial reporting;
- our need to raise additional funds in the future;
- our ability to successfully recruit and retain qualified personnel;
- the impact of industry regulation, including regulation of compounded medications, insurance claims, privacy and digital healthcare;
- general economic and business conditions, including inflation, slower growth or recession;
- changes in the political or regulatory conditions in the markets in which we operate; and
- business interruptions resulting from geo-political actions, including war, and terrorism or disease outbreaks.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, or performance. Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities and Exchange Commission ("SEC"). We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in the future operating results over time except as required by law. We believe that our assumptions are based upon reasonable data derived from and known about our business and operations. No assurances are made that actual results of operations or the results of our future activities will not differ materially from our assumptions.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These accounting principles require us to make certain estimates, judgments, and assumptions. We believe that the estimates, judgments, and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our consolidated financial statements would be affected to the extent there are material differences between these estimates and actual results. The following discussion should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this report.

As used in this Annual Report on Form 10-K and unless otherwise indicated, the terms "Company," "we," "us," and "our" refer to LifeMD, Inc. (formerly known as Conversion Labs, Inc.), and LifeMD Pharmacy Holdings LLC, an affiliated limited liability company, ("LifeMD Pharmacy"). The affiliated network of medical Professional Corporations and medical Professional Associations administratively led by LifeMD Southern Patient Medical Care, P.C., ("LifeMD PC") is the Company's variable interest entity in which we hold a controlling financial interest. On November 4, 2025, we sold our interest in our majority-owned subsidiary WorkSimpli Software LLC (formerly known as LegalSimpli Software, LLC), a Puerto Rico limited liability company ("WorkSimpli") to Lion Buyer, LLC. WorkSimpli is classified as discontinued operations for all periods presented in these consolidated financial statements included in this Annual Report on Form 10-K. Unless otherwise specified, all dollar amounts are expressed in United States dollars.

PART I

ITEM 1. BUSINESS

Business Overview

LifeMD is a patient-centric, direct-to-patient healthcare company providing a high-quality, cost-effective, and convenient way for patients to access virtual medical care and pharmacy services. We believe the traditional healthcare model requiring patients to visit a physician's office, travel to a retail pharmacy, and return for follow-up appointments or prescription refills is complex, inefficient, and costly which can discourage individuals from seeking necessary medical care and medications. At the same time, the United States ("U.S.") continues to experience shortages in primary care key specialty areas.

Through our vertically integrated care model, we combine proprietary technology, affiliated clinical services, pharmacy infrastructure, and artificial intelligence ("AI")-enabled operational systems to deliver longitudinal care at scale. Our mission is to empower individuals to live healthier lives by expanding access to high-quality virtual and in-home healthcare services. We believe our success is driven by an exceptional patient experience, our affiliated medical group comprised of high-quality and dedicated providers, and our vertically integrated care platform

As of December 31, 2025, LifeMD served approximately 328,000 active patient subscribers across a range of healthcare needs, including primary care, men's and women's health, hormone health, weight management, insomnia, dermatology and cardiology. We provide virtual clinical services as well as prescription and over-the-counter ("OTC") treatments, when medically appropriate.

Our virtual primary care services are primarily offered through a subscription model. Since inception, we have served approximately 1,387,000 patients and customers, expanding access to convenient, and high-quality healthcare.

Telehealth revenue increased 25% for the year ended December 31, 2025 as compared to the year ended December 31, 2024. Approximately 95% of our total revenue is derived from recurring subscriptions.

Our End-to-End Telehealth Platform

LifeMD has developed a proprietary, fully integrated telehealth and pharmacy platform designed to support diagnosis, treatment, prescription fulfillment, and ongoing care management within a unified ecosystem. We believe this vertical integration differentiates LifeMD from point-solution telehealth providers and enables us to deliver more cohesive patient experiences for patients electing to utilize our affiliated pharmacy while maintaining clinical rigor and operational efficiency.

Our telehealth technology platform is continually optimized to serve more patients, and this flexible infrastructure can be repurposed for a variety of existing or future telehealth offerings. Further, this platform allows for rapid development and the scale up of new telehealth offerings as we identify attractive opportunities. Our platform integrates core capabilities, including:

- A 50-state affiliated provider network;
- A nationwide pharmacy network;
- A wholly-owned commercial pharmacy;
- Nationwide laboratory and diagnostic integrations;
- A fully integrated patient care center;
- A direct-to-patient marketing infrastructure for acquisition and retention; and
- AI-enabled clinical and operational technologies.

Through our desktop and mobile applications, patients move seamlessly from onboarding and consultation to prescription fulfillment and longitudinal care. We continue to augment our platform with new features selected to better serve our patients.

In June 2024, we began accepting commercial and government health insurance for our virtual primary care services, including obesity-related care for medically qualified patients. As of December 31, 2025, our network covered approximately 112 million lives, including approximately 30 million Medicare Fee-for-Service beneficiaries. By June 1, 2026, we expect to expand coverage to approximately 230 million lives, representing approximately 80% of commercially insured lives in the U.S., 70% of Medicare Advantage beneficiaries, and Medicare Fee-for-Service beneficiaries.

Affiliated Provider Network

Care delivery across the LifeMD platform is supported by an affiliated 50-state medical group composed of licensed physicians and nurse practitioners. A significant portion of this network consists of full-time providers dedicated to LifeMD's platform and clinical protocols. Our providers deliver synchronous and asynchronous virtual consultations across primary care, chronic disease management, metabolic health, hormone optimization, behavioral health, and other specialty programs. Clinical workflows are supported by our integrated EMR system, case-load balancing algorithms, secure communications infrastructure, and prescription management tools. We believe that maintaining a dedicated affiliated provider network, integrated directly into our proprietary systems, enables consistent clinical standards, operational efficiency, and scalable care delivery across multiple specialty verticals.

Patient Care Center

We have an internal patient care center staffed by LifeMD employees to support clinical coordination and customer experience functions. As of December 31, 2025, the patient care center included approximately 119 employees and is led by an experienced operations and customer experience team. The patient care center provides hands-on support throughout the patient journey, including care coordination, onboarding assistance, follow-up communication, and general support services. This infrastructure is designed to enhance accessibility, improve continuity of care, and support retention within our subscription-based model. We believe the integration of our patient care center with our technology platform strengthens patient engagement, supports adherence to prescribed therapies, and contributes to sustained patient satisfaction as we scale.

Our proprietary technology platform integrates:

- Scheduling across a national provider network;
- Secure patient-provider communications;
- Case-load balancing algorithms;
- Clinical documentation and EMR functionality; and
- Prescription management.

These features support longitudinal care relationships and subscription-based models.

Pharmacy and Fulfillment

To support our telehealth brands, in November 2024 we announced the opening of a state-of-the-art wholly-owned affiliated commercial pharmacy, marking an important milestone in creating a fully integrated, end-to-end telehealth platform. This 22,500-square-foot facility, located in Lancaster, PA and designed to fill up to 5,000 daily prescriptions, allows us to offer patients a more cohesive care journey for relevant conditions from initial consultation to prescription fulfillment within a single integrated ecosystem. In September 2025, we expanded our pharmacy to include advanced non-sterile compounding capabilities for oral and topical medications, so that we could deliver tailored therapies designed to meet evolving patient needs while improving efficiency and reducing reliance on third-party providers.

AI and Data Infrastructure

We have been an early adopter of AI and large language models ("LLMs") to integrate and analyze data across the Company. These technologies support clinical operations, product development, customer service, and internal workflows. We believe these capabilities have the potential to significantly improve operational efficiency, reduce costs, and increase the agility of our technology, products, operations, and medical teams, if we are able to mitigate accompanying risks addressed under "Risk Factors".

Our Brands and Specialty Care Programs

We operate three consumer healthcare brands focused on largely unaddressed or underserved healthcare needs.

1) LifeMD

The LifeMD brand is our flagship virtual primary care and specialty platform, having served over 679,000 customers and patients to date. This brand provides patients with access to affiliated high-quality providers for their urgent care and chronic care needs. The LifeMD brand is a mobile-first full-service destination that provides seamless access to comprehensive virtual medical care including on-demand consultations and treatment, prescription medications, diagnostics and imaging, wellness coaching, integration with in-home tools and more. This offering is also supported by partnerships that provide our patients with benefits such as substantial discounts on lab work and direct integrations and collaborations with pharmaceutical manufacturers that offer patients convenient and affordable access to important medications. The LifeMD brand addresses high-growth and historically underserved healthcare verticals through defined specialty care programs as noted below.

Weight Management

Our Weight Management Program, launched in April 2023 with a focus on GLP-1 medications, provides primary care, metabolic coaching, lab work and prescription services (as appropriate) to patients seeking to access a medically supported weight loss solution. In September 2024, we expanded our Weight Management Program to offer personalized, non-GLP-1 treatment plan consisting of three oral medications – metformin, bupropion, and topiramate – which is expected to grow the program's addressable market. Since inception, our Weight Management Program has grown exponentially to approximately 81,000 patient subscribers as of December 31, 2025.

As part of our commitment to increasing access to branded prescription GLP-1 medications, we have developed an electronic benefits verification program that allows patients to check pharmacy benefits verification upon enrolling in a LifeMD virtual care program. Secondly, we have partnered with an AI-powered platform that optimizes prior authorization submissions and aims to improve approval rates for patients. Thirdly, we have established direct integrations with branded manufacturers who are also committed to lower cost offerings. These enhancements are designed to minimize delays in care, reduce barriers to accessing brand-name medications, and ensure that a broader range of patients can benefit from the LifeMD brand's offerings.

Women's Health

LifeMD's women's health platform with a focus on perimenopause and menopause, bone health, and hormone optimization. Women's health conditions often require multi-year, longitudinal management. Our platform is designed to provide continuous, coordinated care across a woman's lifespan, supported by:

- Highly specialized providers;
- In-Home and remote diagnostics;
- Generic and compounded medications;
- Supplements;
- Diet and lifestyle education and support; and
- Community.

As we expand this platform and shape our strategy, we are engaging with renowned specialists in their field, including a focus on menopause and osteoporosis. We feel LifeMD is uniquely positioned to provide continuous support throughout a woman's lifespan with our holistic, personalized and accessible care philosophy.

Behavioral Health

LifeMD's behavioral health program provides teletherapy, psychiatry, and medication management for common mental health conditions. Behavioral health services are delivered through our affiliated provider network and are integrated into our longitudinal care framework. We are focused on expanding insurance coverage across commercial and government payers to reduce financial barriers and improve access. We believe behavioral health represents a significant opportunity to drive improved patient outcomes and deepen engagement within our subscription-based model. According to the National Institute of Mental Health, approximately 59.3 million adults in the U.S. were living with a mental illness in 2022, yet only 50.6% received treatment.

LifeMD+ Membership

LifeMD+ is our membership-based virtual primary care offering, providing 24/7 access to synchronous and asynchronous care for urgent care, urgent prescriptions and refills, diagnostics and more. LifeMD+ is designed to serve as an entry point into the LifeMD ecosystem, expanding customer access through both cash-pay and insurance reimbursement models. This membership forms the foundation of our subscription-based model and supports cross-vertical expansion into our specialty care programs such as weight management.

2) <u>Rex MD</u>

Rex MD is our men's telehealth platform focused on conditions that are often underdiagnosed or undertreated due to stigma, inconvenience, or limited access to specialized providers. Since launch, Rex MD has served approximately 691,000 customers and patients. The platform delivers virtual diagnosis, treatment, and prescription medications for men's health conditions including erectile dysfunction, premature ejaculation, hair loss, insomnia, weight loss and performance anxiety. Services are provided through our affiliated licensed medical providers, and prescription therapies are dispensed either through our wholly owned pharmacy or through partner pharmacies, as clinically appropriate.

<u>Testosterone Replacement Therapy ("TRT")</u>

TRT represents a defined specialty care program within Rex MD and a growing focus area for the brand. Low testosterone is associated with a range of clinical symptoms, including fatigue, decreased libido, reduced muscle mass, and mood changes, and often requires longitudinal evaluation and management. Our TRT program is designed to provide comprehensive, ongoing care rather than episodic prescription access.

The program includes:

- Virtual clinical evaluation and laboratory testing;
- Diagnosis and treatment planning by affiliated providers;
- Ongoing hormone monitoring and dosage management; and
- Prescription fulfillment and follow-up care.

Because TRT typically requires continuous monitoring and long-term management, the TRT program aligns with our subscription-based care model and supports recurring patient engagement. We believe the combination of diagnostic integration, prescription management, pharmacy infrastructure, and longitudinal clinical oversight differentiates our approach from transactional telehealth offerings and positions Rex MD to address a growing segment of men seeking accessible hormone health services.

3) <u>ShapiroMD</u>

ShapiroMD is a legacy brand offering access to virtual medical treatment, prescription medications, patented doctor formulated OTC products, topical compounded medications, and Food and Drug Administration ("FDA") approved medical devices treating male and female hair loss through our telehealth platform. ShapiroMD is a leading destination for hair loss treatment across the U.S. and has served approximately 261,000 customers and patients to date.

B2B Telehealth Partnerships

Organizations selling healthcare products face a challenging commercial landscape. Increased competition, shrinking market sizes, and challenges reaching patients via the traditional brick-and-mortar physician offices are forcing pharmaceutical, medical device, and diagnostic companies to rethink their commercial strategies and increase their focus on digital patient awareness and engagement initiatives. It is estimated that spending on digital solutions to facilitate greater access to end markets accounts for one-third of the collective $30 billion commercial spend by these companies in the U.S. We believe LifeMD's unique telehealth technology platform and virtual care expertise is well-positioned to address the unmet needs of healthcare product companies as they relate to digital patient awareness, access to care, adherence, and compliance.

- LifeMD executed its integration with LillyDirect's ("Lilly") pharmacy provider, Gifthealth, to provide eligible patients with streamlined access to single-dose vials of Lilly's prescription obesity treatment Zepbound® (tirzepatide). This integration enables a more direct pathway for patients prescribed Zepbound® through LifeMD's virtual care platform. LifeMD established an integrated pathway within its virtual care platform to facilitate patient access to Wegovy® and Ozempic®. As part of this collaboration, LifeMD integrated with CenterWell Pharmacy, Novo Nordisk's pharmacy partner, to support prescription fulfillment for eligible patients prescribed Wegovy® for chronic weight management and Ozempic® for type 2 diabetes. . In January 2026, the Company began offering Novo Nordisk's Wegovy® (semaglutide) pill –an oral GLP-1 therapy for chronic weight management and cardiovascular health.

- In May 2024, LifeMD executed a partnership agreement with Withings, Inc. ("Withings") designed to revolutionize weight management patient care by providing LifeMD's GLP-1 weight-loss patients with Withings advanced in-home health monitoring devices, including the Body Pro 2 scale and the BPM Connect Pro blood pressure monitor. With these devices, LifeMD is setting a new standard in virtual care by providing clinicians with near real-time and actionable patient data that can drive compliance, enhance clinical decision-making, encourage preventive healthcare and, most importantly, improve long-term outcomes.

- In May 2024, LifeMD launched a partnership with Ash Wellness, a leading at-home, self-collection laboratory health testing platform. Ash Wellness offers a network of over ten Clinical Laboratory Improvement Amendments ("CLIA") and College of American Pathologists ("CAP") certified labs, supporting over one hundred biomarkers and multiple collection methods. Application program interface and a fully white labelled experience supports a streamlined and convenient patient experience. Initially introduced as part of our Weight Management Program to monitor and qualify patients for treatment, LifeMD plans to use at-home collection testing across various clinical care scenarios, giving patients greater control over their health and making remote healthcare more inclusive.

- On December 11, 2023, the Company entered into a collaboration with Medifast, Inc. through and with certain of its wholly-owned subsidiaries ("Medifast"). Medifast utilizes the Company's virtual care technology platform to provide its clients access to a clinically supported weight management program, including GLP-1 medications. Pursuant to certain agreements between the parties, Medifast paid the Company the amount of $10 million to support the collaboration, funding enhancements to the Company platform, operations and supporting infrastructure, of which $5 million was paid at the closing on December 12, 2023, $2.5 million was paid during the three months ended March 31, 2024, and the remaining $2.5 million was paid during the three months ended June 30, 2024 (the "Medifast Collaboration").

  In addition, in connection with the Medifast Collaboration, the Company entered into a stock purchase agreement and registration rights agreement with Medifast's wholly-owned subsidiary, Jason Pharmaceuticals, Inc. ("Jason Pharmaceuticals"), whereby the Company issued 1,224,425 shares of its common stock in a private placement (the "Medifast Private Placement") at a purchase price of $8.1671 per share, for aggregate proceeds of approximately $10 million. The Company granted Jason Pharmaceuticals the right, for a period contemporaneous with the ongoing collaboration, to appoint one non-voting observer to the Board of Directors of the Company, entitled to attend Board meetings.

- In September 2023, LifeMD executed a partnership agreement with ASCEND Therapeutics, LLC ("ASCEND"), a subsidiary of Besins Healthcare, and a specialty pharmaceutical company concentrating on women's health, to provide integrated telehealth services to improve access to EstroGel®. Under the terms of the agreement, LifeMD receives fees related to certain corporate services provided to ASCEND while having our telehealth services featured on the www.estrogel.com website.

Our Customers

Our customer base includes men and women seeking access to virtual healthcare and pharmacy across a broad set of conditions. No single customer accounted for more than 10% of net sales for the years ended December 31, 2025 and 2024.

Our Growth Strategy

We have achieved rapid growth since our transformation into a healthcare focused company in 2018, with a compounded annual growth rate in revenue of 39% since 2020 and revenue growth of 25% in 2025 as compared to 2024. We believe this validates our significant long-term investments in developing our human capital, technology, brand awareness, omni-channel marketing, and operations infrastructure. We will continue to make wise investments in differentiated telehealth service offerings and in initiatives that will enhance the experience our patients have with our platform. As a result of this focused investment in the customer experience, including allocation of additional resources and expertise, we expect customer repurchase rates and overall customer retention to strengthen.

Competition

The markets we serve are large and highly competitive. Numerous online brands compete with us for customers throughout the U.S. and internationally in virtual primary care, weight loss, men's and women's health, and hair loss. The Presidential administration launched an online platform in February 2026, designed to provide lower cash prices for prescription drugs, with a heavy focus on GLP-1 medications for weight loss and diabetes. We also compete with traditional mass merchandisers, drug store chains, and independent pharmacies. Key to retaining and growing our position in the market is taking a patient-centric approach to telehealth, with a strong emphasis on the quality of care we deliver to our patients. Our human capital and know-how, proprietary technology platform, and unique product offerings represent meaningful strengths that we believe will enable us to maintain and grow our market-leading position in the U.S.

Our key competitive strengths include:

- An affiliated 50-state medical group dedicated to the ongoing healthcare needs of our patients, the majority of which are staffed with full-time providers committed to LifeMD's long-term vision and success.

- Industry-leading telehealth technology platform capable of supporting the delivery of complex primary care and the treatment of a broad range of chronic conditions.

- A wholly-owned affiliated commercial pharmacy and fulfillment center capable of supporting highly curated personalized experiences, including customized product offerings that combine prescription and wellness products to meet our patients' needs.

- Flexible patient payment options, including increasing commercial and Medicare insurance capabilities for care, pharmacy and medical benefits.

- An in-house patient service center dedicated to providing patient care and customer support to our rapidly growing subscriber base.

- Robust CRM, patient acquisition, and retention capabilities supported by real-time data analytics leveraging best-in-class technologies including AI.

- A compliance-first mindset, ensuring patients have access to their clinical data through a full scale EMR system while ensuring we adhere to strict compliance standards.

- Established collaborations and platform integrations with leading GLP-1 manufacturers, including Novo Nordisk and Lilly, enabling streamlined access pathways, prescription fulfillment integrations, and enhanced support for patients prescribed branded obesity and diabetes therapies.

Discontinued Operations

On November 4, 2025, we sold our majority ownership interest in WorkSimpli to Lion Buyer, LLC. This transaction represents a key milestone in the Company's strategic transformation, further positioning the Company as a pure-play healthcare company exclusively focused on expanding its virtual care and pharmacy offerings. WorkSimpli is classified as discontinued operations for all periods presented in these consolidated financial statements included in this Annual Report on Form 10-K. See Note 4—Discontinued Operations to our consolidated financial statements included in this report.

Intellectual Property

We regard our trademarks, copyrights, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as important to our success, and we rely on trademark and copyright law, trade-secret protection and confidentiality, patents, and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have licensed in the past, and expect that we may license in the future, certain proprietary rights, technologies or copyrighted materials from third- parties, and we rely on those third-parties to defend their proprietary rights, copyrights, and technologies.

From time-to-time, we register our principal brand names in the U.S. and certain foreign countries. Our material trademarks include RexMD®, LifeMD®, NavaMD®, ShapiroMD Hair Growth Experts® and Cleared®. Trademark applications have been filed and are being prosecuted for IgniteRx and VITA. The steps we take to protect our proprietary rights in our brand names may not be adequate to prevent the misappropriation of our brand names in the U.S. or abroad. Existing trademark laws afford only limited practical protection for our product lines. The laws and the level of enforcement of such laws in certain foreign countries where we market our products often do not protect our proprietary rights in our products to the same extent as the laws of the U.S.

We have two U.S. patents relating to our Shapiro MD products' method for treatment of hair loss with a combination of natural ingredients with one granted on March 24, 2015 and the other on January 3, 2017. In order to protect the confidentiality of our intellectual property, including trade secrets, know-how and other proprietary technical and business information, it is our policy to limit access to such information to those who require access in order to perform their functions and to enter into agreements with employees, consultants, and vendors to contractually protect such information.

Manufacturing and Supply Chain

We use third parties to manufacture and package our OTC products according to the formulas and packaging guidelines we dictate. In order to minimize costs, we may elect to purchase raw or bulk materials directly from our suppliers and have them shipped to our manufacturers so that we may incur only tableting, encapsulating, and/or packaging costs and avoid the additional costs associated with purchasing the finished product.

Government Regulation

FDA, Department of Health and Human Services ("HHS") and Federal Trade Commission ("FTC")

Our business is heavily regulated by the FDA, HHS and the FTC.

In early 2025, the FDA determined shortages for semaglutide (marketed as Ozempic® and Wegovy®) and tirzepatide (marketed as Mounjaro® and Zepbound®) were resolved, effectively ending the legal basis for mass compounding, and as a result, we promptly shifted our Weight Management Program to facilitating access for patients to branded medications through insurance navigation rather than relying solely on compounded products. Since then, the FDA and HHS have shifted from passive monitoring to enforcement against "mass-marketed" compounded drugs. In late 2025, the FDA issued over 100 warning letters to telehealth providers and compounders for "false and misleading" advertising. In February 2026, the HHS General Counsel referred a competing telehealth firm to the Department of Justice for potential criminal violations of the Food, Drug, and Cosmetic Act. Branded manufacturers like Novo Nordisk have filed lawsuits accusing other telehealth firms of selling "unauthentic and untested knockoffs." The Company continues to monitor these developments, so that it may modify offerings under its Weight Management Program accordingly and reduce its exposure to legal and regulatory proceedings.

The FDA enforces the Federal Food, Drug and Cosmetic Act (the "FDCA") and Dietary Supplement Health and Education Act ("DSHEA") as they pertain to foods, food ingredients, cosmetics and dietary supplement production and marketing. Dietary supplements are regulated as a category of food, not as drugs. We are not required to obtain FDA pre-market approval to sell our dietary supplement products in the U.S. under current laws. Our OTC hair loss products are regulated as cosmetics under the FDCA.

The FDA imposes Good Manufacturing Practice ("GMP") guidelines to ensure that prescription drugs and dietary supplements are produced in a quality manner, do not contain contaminants or impurities, and are accurately labelled. GMP guidelines include requirements for establishing quality control procedures, designing, and constructing manufacturing plants, testing ingredients and finished products, record keeping, and handling of consumer product complaints. Some but not all prescription drug products that we prescribe are subject to GMP guidelines. For compounded medications, our affiliated pharmacy and other traditional state-licensed pharmacies are exempt from GMP guidelines but must follow U.S. Pharmacopeia ("USP") standards and state regulations. The FDA has broad authority to enforce the provisions of federal law applicable to prescription drugs, dietary supplements and cosmetics, including the power to monitor claims made in product labelling, to seize adulterated or misbranded products or unapproved new drugs, to request product recall, and to issue warning letters. FDA also may refer cases to the Department of Justice to enjoin further manufacture or sale of a product, to issue warning letters, and to institute criminal proceedings.

Advertising and product claims regarding the efficacy of products are also regulated by the FTC. The FTC regulates the advertising of dietary supplements, cosmetics and other health-related products to ensure that any advertising is truthful and not misleading, and that an advertiser maintains adequate substantiation for all product claims. FTC-launched enforcement actions may result in consent decrees, cease and desist orders, judicial injunctions and the payment of fines with respect to advertising claims that are found to be unsubstantiated.

Under current U.S. regulations, our products must comply with certain labelling requirements enforced by the FDA and FTC, but otherwise generally are not required to receive regulatory approval prior to introduction into the U.S. market. We believe we are in compliance with all material government regulations applicable to our products.

In addition to the foregoing, our operations and those of our partners are subject to federal, state and local government laws and regulations, including those relating to the practice of medicine, telehealth and the prescribing of prescription medications. We believe we are in substantial compliance with all material governmental regulations applicable to our operations.

Healthcare Insurance Legislation

The impact of the One Big Beautiful Bill Act (the "OBBBA"), which was enacted in July 2025, is expected to be far-reaching, with significant implications for states, their healthcare programs and consumers. Key provisions, the most consequential of which are set to take effect beginning in 2027, include caps on state-directed payments, limits on provider taxes, stricter eligibility checks, financial incentives for accurate state administration and reforms to federal subsidies.

Once the OBBBA is implemented, the Congressional Budget Office anticipates that millions of individuals could lose health insurance between now and 2034. With respect to individuals who purchase Affordable Care Act coverage through state and federal marketplaces, these losses may primarily be attributable to changes in pre-verification requirements and limits to tax credit eligibility. States are awaiting additional guidance from federal agencies on several provisions and are likely to have variation in the details of how they will implement the provisions of the law.

At this time, we cannot estimate the OBBBA's impact, nor can we predict the timing of that impact, on our future business, financial condition or results of operations, however, we may experience decreased payments (including supplemental payments) from Medicare and other government programs, as well as delays in the timing of payments.

Data Privacy and Security Laws

The data we collect and process is an integral part of our products and services, allowing us to ensure our prices are accurate and relevant, and reach and advertise to consumers with savings information. We collect and may use personal information to help run our business (including for analytical and marketing purposes) and to communicate and otherwise reach our consumers. In some instances, we may use third party service providers to assist us in the above.

We endeavor to treat our consumers' data with respect and maintain consumer trust. We provide consumers options designed to allow them to control the use and disclosure of their data, such as allowing consumers to opt out of any marketing requests, opt out of the use of marketing cookies, pixels and technologies on our platform, and request deletion of their data.

Since we receive, use, transmit, disclose and store personal information, including health-related information, we are subject to numerous state and federal laws and regulations that address privacy, data protection and the collection, storing, sharing, use, transfer, disclosure and protection of certain types of data. Such regulations include the CAN-SPAM Act, the Telephone Consumer Protection Act of 1991, the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, ("HITECH"), and their implementing regulations, which we collectively refer to as HIPAA, Section 5(a) of the Federal Trade Commission Act, and the California Consumer Privacy Act ("CCPA"). The CCPA requires, among other things, covered companies to provide certain disclosures to California consumers and afford such consumers abilities to opt-out of certain sales or sharing of personal information. Comprehensive state privacy laws have been adopted in nineteen other states, with more privacy and data security laws currently proposed in more than half of the states in the U.S. and various federal legislative drafts in the U.S. Congress. Many new state privacy laws diverge from the CCPA, increasing the complexity of risk by requiring companies to comply with unique state by state obligations.

Several states have also adopted or proposed consumer health data privacy legislation. For example, the Washington State My Health My Data Act ("MHMDA"), creates new obligations with respect to companies' processing consumer health data not subject to HIPAA that limits, and in some cases, requires consumers to provide opt-in consent to the collection, processing, and sharing consumer health information for certain purposes. The existence of myriad comprehensive privacy laws and consumer health data privacy laws in different states in the country will make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions, litigation, or otherwise incur liability for noncompliance, and may limit our ability to process data for certain purposes. Aspects of these comprehensive privacy laws and consumer health data privacy laws and regulations, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them.

Additionally, the FTC, and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of health-related and other personal information. Courts may also adopt the standards for fair information practices promulgated by the FTC, which concern consumer notice, choice, security and access. Consumer protection laws require us to publish statements that describe how we handle personal information and choices individuals may have about the way we handle their personal information. If such information that we publish is considered untrue, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Furthermore, according to the FTC violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act.

HIPAA imposes on entities within its jurisdiction, among other things, certain standards relating to the privacy, security, transmission and breach reporting of individually identifiable health information. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by U.S. Department of Health and Human Services ("HHS"), may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

Artificial Intelligence Laws

We leverage AI in certain aspects of our business operations. Over 20 states have adopted legislation governing various aspects of AI systems, such as disclosures regarding the use and application of AI systems, and the use of AI systems for high risk applications, including certain health care services. These laws require developers and deployers of AI systems to satisfy numerous obligations, including without limitation the completion of annual impact assessments, the provision of consumer facing disclosures, and taking measures to prevent or report instances of algorithmic discrimination. Governmental authorities may investigate and take actions addressing allegations of noncompliance with these laws. States including Colorado, Connecticut and Oregon have amended their privacy laws to broaden the scope, redefine "sensitive" data and increase enforcement, with many new requirements taking effect in 2026. While Congress continues to discuss federal frameworks, such as the American Privacy Rights Act, a comprehensive national law remains pending.

Healthcare Fraud and Abuse Laws

We may be subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, and other healthcare fraud and abuse laws.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The majority of states also have anti-kickback laws, which establish similar prohibitions, and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers and self-pay patients.

The federal false claims laws, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious, or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to avoid, decrease, or conceal an obligation to pay money to the U.S. federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996 created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Violations of fraud and abuse laws, including federal and state anti-kickback and false claims laws, may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

State Licensing Requirements

Certain states have enacted laws regulating companies that offer and market discount medical plans, including prescription drug plans, subscription membership programs, or discount cards, such as our prescription offering. These state laws are intended to protect consumers from fraudulent, unfair, or deceptive marketing, sales and enrollment practices by such plans. It is possible that other states may enact new requirements or interpret existing requirements to include our programs. Failure to obtain the required licenses, certifications or registrations to offer and market these subscription discount programs may result in civil penalties, receipt of cease-and-desist orders, or a restructuring of our operations.

State Corporate Practice of Medicine and Fee Splitting Laws

With respect to our telehealth platform, we contract with our physician-owned professional corporation, LifeMD PC, to deliver our telehealth offerings to its patients in the U.S. We entered into a management services agreement with LifeMD PC pursuant to which we provide them with billing, scheduling and a wide range of other services, and they pay us for those services. In addition, our platform enables consumers to opt in to use our prescription offering and/or fill their prescriptions through a third-party mail-order pharmacy. These relationships are subject to various state laws, which are intended to prevent unlicensed persons from interfering with or influencing the physician's professional judgment and prohibiting the sharing of professional services income with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance could lead to adverse judicial or administrative action against us and/or our providers, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, or a restructuring of our arrangements with our affiliated professional entities.

Human Capital

As of December 31, 2025, we employed 389 employees, of which 347 were full-time, 5 were part-time, and 37 were temporary employees. Of our total employees, 119 were based at our patient care center in Greenville, SC. We use the services of consultants and third-party service providers, where needed. None of our employees are represented by a union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relationship with our employees to be good.

Corporate History

LifeMD, Inc. was formed in the State of Delaware on May 24, 1994, under our prior name, Immudyne, Inc. We changed our name to Conversion Labs, Inc. on June 22, 2018 and then subsequently, on February 19, 2021, we changed our name to LifeMD, Inc. Further, in connection with changing our name, we changed our trading symbol to LFMD.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other reports and amendments to these reports that we file with or furnish to the SEC at their website, www.sec.gov, are also available free of charge at our website, https://ir.lifemd.com/, as soon as reasonably practicable after we electronically file these reports with, or furnish these reports to the SEC. The content of this website is not part of this Annual Report.

Any of these reports or documents may also be obtained by writing to: Investor Relations; c/o LifeMD, Inc., 236 Fifth Avenue, Suite 400, New York, NY 10001.

ITEM 1A. RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this report, before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

These disclosures reflect our beliefs and opinions as to risk factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not any other events have occurred in the past or their likelihood of occurring in the future.

Risks Related to our Business and Industry

We have generated net losses, we anticipate increasing expenses in the future, we have not yet achieved profitability, and we may not be able to achieve or maintain profitability.

We incurred net losses from inception through 2025. For the year ended December 31, 2025, we incurred a net loss from continuing operations of $10.2 million, compared to $23.2 million for the year ended December 31, 2024. We expect our costs will increase in the foreseeable future and we expect our losses will continue as we expect to invest significant additional funds towards growing our platform, growing our provider network, enhancing our pharmacy fulfillment system, and operating as a public company and as we continue to invest in increasing our customer base, hiring additional employees, and developing new products and technological capabilities to enhance our customers' experience on our platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. To date, we have financed our operations principally from the sale of our equity, revenue from our platform, and the incurrence of indebtedness.

We may not generate positive cash flows from operations or achieve profitability in any given period, and our limited operating history may make it difficult to evaluate our current business and our future prospects. We cannot assure you that we will be able to achieve profitability, on either a quarterly or annual basis, or that profitability, if achieved, will be sustained. Our ability to meet our long-term business objectives likely will be dependent upon establishing increased cash flow from operations or securing other sources of financing. If our losses continue, however, our liquidity may be severely impaired, our stock price may fall, and our stockholders may lose all or a significant portion of their investment.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing and highly regulated industries, including increasing expenses as we continue to grow our business. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations, and financial condition would be adversely affected.

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and increases the risk of your investment.

Our limited operating history and evolving business make it difficult to evaluate our current business and future prospects and plan for our future growth. We began offering direct to consumer products and services in 2016. Since that time, our business has expanded and we have increased the ways that we can address customer needs. We have encountered and will continue to encounter significant risks and uncertainties frequently experienced by new and growing companies in rapidly changing and heavily regulated industries, such as attracting new customers and healthcare providers (sometimes referred to herein as "providers"), to our platform, retaining our customers and encouraging them to utilize new offerings we make available, increasing the number of conditions that can be treated by providers through our platform, competition from other companies, whether online healthcare providers or traditional healthcare providers, hiring, integrating, training and retaining skilled personnel, verifying the identity of customers and credentials of providers serving our customers, developing new solutions, determining prices for our solutions, unforeseen expenses, challenges in forecasting accuracy, and new or adverse regulatory developments affecting the use of telehealth, pharmaceutical products, or other aspects of the healthcare industry. If our assumptions regarding these and other similar risks and uncertainties that relate to our business, which we use to plan our business, are incorrect or change as we gain more experience operating our platform or expand into the treatment of new conditions, or if we do not address these challenges successfully, our operating and financial results could differ materially from our expectations and our business could suffer. Similar risks apply to our subsidiary cloud-based software as a service business that is exposed to many of the risks typically experienced by a new and growing company including ability to attract new customers, entrance of competitors, and other risk factors.

The telehealth market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, if it encounters negative publicity, or if our solution does not drive customer engagement, the growth of our business will be harmed.

With respect to our telehealth services, the telehealth market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. The COVID-19 pandemic increased utilization of telehealth services, but it is uncertain whether such increase in demand will continue. Our success will depend to a substantial extent on the willingness of our customers to use, and to increase the frequency and extent of their utilization of, our telehealth platform, as well as on our ability to continue to grow our existing business and expand into new indications. Negative publicity concerning our platform or brands, or the telehealth market as a whole, could limit market acceptance of our offerings. If our customers do not perceive the benefits of our telehealth products and services, or if our products do not drive customer retention, then our market may not develop, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns, negative publicity regarding patient confidentiality and privacy in the context of telehealth, and resistance from third party payors could limit market acceptance of our healthcare services. If any of these events occurs, it could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to expand the scope of our offerings, including the number and type of products and services that we offer, the number and quality of healthcare providers serving our customers, and the number and types of conditions capable of being treated through our platform, our business, financial condition, and results of operations may be materially and adversely affected.

We provide customers with access to non-prescription products, telehealth-based medical consultations with providers, and applicable pharmaceutical products prescribed by the providers for specific medical conditions. In order for our business to continue growing and expanding, we need to continue expanding the scope of products and services we offer our customers, including telehealth consultations and prescription and non-prescription medication for additional conditions. The introduction of new products, services, or technologies by market participants, including us, can quickly make existing products and services offered by us obsolete and unmarketable. Additionally, changes in laws and regulations (or enforcement thereof) could impact the usefulness of our platform and could necessitate changes or modifications to our platform or offerings to accommodate such changes. We invest substantial resources in researching and developing new offerings and enhancing our solutions by incorporating additional features, improving functionality, and adding other improvements to meet our customers' evolving demands. The success of any enhancements or improvements to our services or any new offerings depends on a number of factors, including timely completion, competitive pricing, adequate quality testing, integration with new and existing technologies, and overall market acceptance. We may not succeed in developing, marketing, and delivering on a timely and cost-effective basis enhancements or improvements to our services or any new offerings that respond to continued changes in market demands or new customer requirements, and any enhancements or improvements to our services or any new offerings may not achieve market acceptance. Since developing enhancements to our services and the launch of new offerings can be complex, the timetable for the release of new offerings and enhancements to our existing services is difficult to predict, and we may not launch new offerings and updates as rapidly as our current or prospective customers require or expect. Any new offerings or service enhancements that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. Moreover, even if we introduce new offerings, we may experience a decline in revenue of our existing offerings that is not offset by revenue from the new offerings. In addition, we may lose existing customers who choose a competitor's products and services. This could result in a temporary or permanent revenue shortfall and adversely affect our business.

We are expanding the use of AI in our business, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We use technologies such as generative AI to help us develop and market new products and we may in the future integrate additional AI solutions into our offerings, products and services. The importance of these applications is increasing over time. Our competitors or other third parties may incorporate AI into their products and offerings more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, AI may generate content that is not relevant or useful to our users and can subject us to risks related to inaccurate content, discrimination, intellectual property infringement or misappropriation, data privacy and cybersecurity breaches, among others. If the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be inaccurate, deficient, or biased, our business, financial condition and results of operations may be adversely affected. The use of AI applications has resulted in, and may in the future result in, cybersecurity incidents that implicate the personal medical and genetic data of patients analyzed within such applications. Any such cybersecurity incidents related to our use of AI applications to analyze personal data could adversely affect our reputation and results of operations. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI and its various uses, will require significant resources to help us implement AI ethically in order to minimize unintended, harmful impact.

If we are unable to successfully market to new customers and retain existing customers, or if evolving privacy, healthcare, or other laws prevent or limit our marketing activities, our business, financial condition, and results of operations could be harmed.

We generate revenue from our platform by selling non-prescription health and personal care products directly to consumers and offering consumers access to telehealth consultations with providers and certain prescription medications that may be prescribed by the providers in connection with the telehealth consultations. Unless we are able to acquire new customers, and retain existing customers, our business, financial condition, and results of operations may be harmed.

In order to acquire new customers and patients, and to incentivize existing customers and patients to purchase more of our offerings, we use social media platforms, search engine marketing, emails, text messages, our patient care center, influencers, and many other online and offline marketing strategies to reach new customers and patients. State and federal laws and regulations governing the privacy and security of personal information, including healthcare data, are evolving rapidly and could impact our ability to identify and market to potential and existing customers. Similarly, certain federal and state laws regulate, and in some cases limit, the use of discounts, promotions, and other marketing strategies in the healthcare industry. If federal, state, or local laws governing our marketing activities become more restrictive or are interpreted by governmental authorities to prohibit or limit these activities, our ability to attract new customers and retain customers would be affected and our business could be materially harmed. In addition, any failure, or perceived failure, by us, to comply with any federal, state, or local laws or regulations governing our marketing activities could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions against us by governmental entities, consumers, suppliers, or others, or other liabilities or may require us to change our operations and/or cease using certain marketing strategies.

Changes to social networking or advertising platforms' terms of use, terms of service, or traffic algorithms that limit promotional communications, impose restrictions that would limit our ability or our customers' ability to send communications through their platforms, disruptions, or downtime experienced by these platforms or reductions in the use of or engagement with social networking or advertising platforms by customers and potential customers could also harm our business. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees, or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers, or others. Any such inappropriate use of social media, emails and text messages could also cause reputational damage and adversely affect our business.

Our revenue growth depends on consumers' willingness to adopt our products, and the failure of our offerings to achieve and maintain market acceptance could result in us achieving revenue below our expectations, which could cause our business, financial condition, and results of operation to be materially and adversely affected.

Our growth is highly dependent upon the adoption by consumers of our products, and we are subject to a risk of any reduced demand for our products. If the market for our products does not gain broad market acceptance or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed.

Our current business strategy is highly dependent on our platform and offerings achieving and maintaining market acceptance. Market acceptance and adoption of our model and the products and services we make available depend on educating potential customers who may find our services and these products and services useful, as well as potential partners, suppliers, and providers, as to the distinct features, ease-of-use, positive lifestyle impact, cost savings, and other perceived benefits of our offerings as compared to those of competitors. If we are not successful in demonstrating to existing and potential customers the benefits of our services, our revenue may decline or we may fail to increase our revenue in line with our forecasts.

Our business model and the services and products we make available may be perceived by potential customers, providers, suppliers, and partners to be less trustworthy or effective than traditional medical care or competitive telehealth options, and people may be unwilling to change their current health regimens or adopt our offerings. Consumers who have healthcare insurance coverage may not wish to use the platform to access healthcare services or products for which insurance reimbursement is not available. Moreover, we believe that providers can be slow to change their treatment practices or approaches because of perceived liability risks or distrust of departures from traditional practice. Accordingly, we may face resistance to our offerings from brick-and-mortar providers until there is overwhelming evidence to convince them to alter their current approach.

Our business is subject to changes in medication pricing and is significantly impacted by pricing structures negotiated by industry participants.

The prescription prices that we present through our platform are based in large part upon pricing structures negotiated by industry participants. We do not control the pricing strategies of drug manufacturers, wholesalers and pharmacies, each of which is motivated by independent considerations and drivers that are outside our control and has the ability to set or significantly impact market prices for different prescription medications. While we have contractual and non-contractual relationships with certain industry participants, such as pharmacies and drug manufacturers, these and other industry participants often negotiate complex and multi-party pricing structures, and we have no control over these participants and the policies and strategies that they implement in negotiating these pricing structures. Medication pricing is also impacted by health insurance companies and the extent to which a health insurance plan provides for, among other things, covered medications, preferred tiers for different medications and high or low deductibles.

Our ability to generate revenue are directly affected by the pricing structures in place amongst these industry participants, and changes in medication pricing and in the general pricing structures that are in place could have an adverse effect on our business, financial condition and results of operations. For example, changes in insurance plan coverage for specific medications could reduce demand for and/or our ability to offer competitive discounts for certain medications, any of which could have an adverse effect on our ability to generate revenue and business.

The market for our model and services is new, rapidly evolving, and increasingly competitive, as the healthcare industry in the U.S. is undergoing significant structural change and consolidation, which makes it difficult to forecast demand for our solutions.

Negative publicity concerning telehealth generally, our offerings, customer success on our platform, or our market as a whole could limit market acceptance of our business model and services. If our customers do not perceive the benefits of our offerings, or if our offerings do not drive customer use and enrollment, then our market and our customer base may not continue to develop, or they may develop more slowly than we expect. Our success depends in part on the willingness of providers and healthcare organizations to partner with us, increase their use of telehealth, and our ability to demonstrate the value of our technology to providers, as well as our existing and potential customers. If providers, healthcare organizations or regulators work in opposition to us or if we are unable to reduce healthcare costs or drive positive health outcomes for our customers, then the market for our services may not continue to develop, or it might develop more slowly than we expect. Similarly, negative publicity regarding customer confidentiality and privacy in the context of telehealth could limit market acceptance of our business model and services. Additionally, the majority of our revenue is driven by products and services offered through our platform on a subscription basis, and the adoption of subscription business models is still relatively new, especially in the healthcare industry. If customers do not shift to subscription business models and subscription health management tools do not achieve widespread adoption, or if there is a reduction in demand for subscription products and services or subscription health management tools, our business, financial condition, and results of operations could be adversely affected.

Competitive platforms or other technological breakthroughs for the monitoring, treatment, or prevention of medical conditions may adversely affect demand for our offerings.

Our ability to achieve our strategic objectives will depend, among other things, on our ability to enable fast and efficient telehealth consultations, maintain comprehensive and affordable offerings, and deliver an accessible and reliable platform that is more appealing and user-friendly than available alternatives. Our competitors, as well as a number of other companies and providers, within and outside the healthcare industry, are pursuing new devices, delivery technologies, sensing technologies, procedures, treatments, drugs, and other therapies for the monitoring and treatment of medical conditions. Any technological breakthroughs in monitoring, treatment, or prevention of medical conditions that we could not similarly leverage could reduce the potential market for our offerings, which could significantly reduce our revenue and our potential to grow certain aspects of our business.

The introduction by competitors of solutions or offerings that are or claim to be superior to our platform or offerings may create market confusion, which may make it difficult for potential customers to differentiate between the benefits of our offerings and competitive solutions. In addition, the entry of multiple new products may lead some of our competitors to employ pricing strategies that could adversely affect the pricing of products and services we make available. If a competitor develops a product or business that competes with, or is perceived to be superior to our offerings, or if a competitor employs strategies that place downward pressure on pricing within our industry, our revenue may decline significantly or may not increase in line with our forecasts, either of which could adversely affect our business, financial condition, and results of operations.

We operate in highly competitive markets and face competition from large, well-established healthcare providers and more traditional retailers and pharmaceutical providers with significant resources, and, as a result, we may not be able to compete effectively.

The markets for healthcare are intensely competitive, subject to rapid change and significantly affected by new product and technological introductions and other market activities of industry participants. We compete directly not only with other established telehealth providers but also traditional drug manufacturers and healthcare providers, pharmacies, and large retailers that sell non-prescription products, including, for example, nutritional supplements, vitamins, and hair care treatments. Our current competitors include traditional drug manufacturers healthcare providers expanding into the telehealth market, incumbent telehealth providers, as well as new entrants into our market that are focused on direct-to-consumer healthcare. Our competitors include enterprise-focused companies who may enter the direct-to-consumer healthcare industry, as well as direct-to-consumer healthcare providers. New developments, such as cloud computing, AI, and machine learning, have made it easier for competition to enter our markets due to lower up-front technology costs. The Presidential administration launched an online platform in February 2026, designed to provide lower cash prices for prescription drugs, with a heavy focus on GLP-1 medications for weight loss and diabetes.

Many of our current and potential competitors may have greater name and brand recognition, longer operating histories, significantly greater resources than we do, and may be able to offer products and services similar to those offered on our platform at more attractive prices than we can. Further, our current or potential competitors may be acquired by third parties with greater available resources, which has recently occurred in our industry. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, our competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies, or services to increase the availability of their solutions in the marketplace.

New competitors or alliances may emerge that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, and greater financial resources, which could put us at a competitive disadvantage. In addition, traditional healthcare providers may evaluate and eventually pursue telehealth options that can be paired with their in-person capabilities. These industry changes could better position our competitors to serve certain segments of our current or future markets, which could create additional price pressure. In light of these factors, even if our offerings are more effective than those of our competitors, current or potential customers may accept competitive solutions in lieu of purchasing from us. If we are unable to successfully compete with existing and potential competitors, our business, financial condition, and results of operations could be adversely affected.

We have experienced rapid growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service, or adequately address competitive challenges.

We have recently experienced a period of rapid growth in our headcount and operations. Our revenue grew from $154.8 million for the year ended December 31, 2024 to $194.1 million for the year ended December 31, 2025. Our number of full-time employees has increased significantly over the last few years, from 56 employees as of December 31, 2020 to 347 employees as of December 31, 2025. We anticipate that we will continue to significantly expand our operations and headcount in the near term as we continue to scale domestically. We also anticipate entering the international market to meet perceived demand for our offerings. We are continually executing a number of growth initiatives, strategies and operating plans designed to enhance our business. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits, including growth targets and cost savings, that we expect to achieve, or it may be more costly to do so than we anticipate.

This growth has placed, and future growth will place, a significant strain on our management, administrative, operational, and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively and execute our business plan. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls, and our reporting systems and procedures, and we will need to ensure that we maintain high levels of patient care and support. Failure to effectively manage growth and execute our business plan could result in difficulty or delays in increasing the size of our customer base, declines in quality of patient care, support, or satisfaction, increases in costs, difficulties in introducing new products or features, or other operational difficulties, and any of these difficulties could adversely affect our business performance and results of operations.

We face risk that may arise from acquisitions, investments and collaborations, which could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business, financial condition, and results of operations. Additionally, if we are not able to identify and successfully consummate these transactions, our results of operations and prospects could be harmed.

We may continue to pursue inorganic methods of growth, including strategic acquisitions and mergers and collaborations, to add complementary or strategic companies, products, solutions, technologies, or revenue. These transactions could be material to our results of operations and financial condition. We also expect to continue to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The identification of suitable acquisition candidates and strategic partners can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. The process of integrating an acquired company, business, or technology, or partnering with another company, may create unforeseen operating difficulties and expenditures.

Acquisitions and collaborations could also result in expenditures of significant cash, dilutive issuances of our equity securities, the incurrence of debt, restrictions on our business, contingent liabilities, amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. In addition, any transactions we announce could be viewed negatively by customers, providers, partners, suppliers, or investors. Additionally, competition within our industry for acquisitions of business, technologies, and assets, and for collaborations, may become intense. Even if we are able to identify an acquisition or collaboration that we would like to consummate, we may not be able to complete the transaction on commercially reasonable terms or the target may be acquired by, or partner with, another company. We may enter into negotiations for transactions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute transactions successfully, we may not be able to realize the benefits of these transactions, and our results of operations could be harmed. If we are unable to successfully address any of these risks, our business, financial condition, or results of operations could be harmed.

Economic uncertainty or downturns, particularly as it impacts particular industries, could adversely affect our business and results of operations.

In recent years, the U.S. and other significant markets have experienced inflationary pressures and cyclical downturns, and worldwide economic conditions remain uncertain. Economic uncertainty and associated macroeconomic conditions make it extremely difficult for our partners, suppliers, and us to accurately forecast and plan future business activities and could cause our customers to slow spending on our offerings and could limit the ability of our pharmacy partners to purchase sufficient quantities of pharmaceutical products from suppliers, which could adversely affect our ability to fulfill customer orders and attract new providers.

Inflationary pressures may lead to increases in the cost of our products, freight, overhead costs or wage rates and may adversely affect our operating results. Sustained inflationary pressures may have an adverse effect on our ability to maintain current levels of gross profit if we are unable to offset such higher costs through price increases.

A significant downturn in the domestic or global economy may cause our customers to pause, delay, or cancel spending on our platform or seek to lower their costs by exploring alternative providers or our competitors. To the extent purchases of our offerings are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general healthcare spending. Also, competitors may respond to challenging market conditions by lowering prices and attempting to lure away our customers.

Tariffs and economic policies adopted by the U.S. and foreign governments can pose a significant risk to our business by increasing costs of raw materials and other inputs for medications, disrupting supply chains and making it harder to get ingredients and other supplies, and limiting product availability, which can lead to higher prices for our customers as well as reduced sales and profits for the Company.

We cannot predict the timing, strength, or duration of any economic disruption or any subsequent recovery generally, or in any particular industry. If the conditions in the general economy and the markets in which we operate worsen from present levels, our business, financial condition, and results of operations could be materially adversely affected.

Our business depends on continued and unimpeded access to the internet and mobile networks.

Our ability to deliver our internet-based and mobile-application based services depends on the development and maintenance of the infrastructure of the internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our services are designed to operate without interruption. However, we may experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems or those of our service providers, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers, providers, partners, and suppliers.

We also rely on software licensed from third parties in order to offer our services. These licenses are generally commercially available on varying terms. However, it is possible that this software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Furthermore, our use of additional or alternative third-party software would require us to enter into license agreements with third parties, and integration of our software with new third-party software may require significant work and require substantial investment of our time and resources. Also, any undetected errors or defects in third-party software could prevent the deployment or impair the functionality of our software, delay new updates or enhancements to our solution, result in a failure of our solution, and injure our reputation. The occurrence of any of the foregoing events could have an adverse impact on our business, financial condition, and results of operations.

Any disruption of service at Amazon Web Services, partner pharmacies or other third-party service providers could interrupt access to our platform or delay our customers' ability to seek treatment.

We currently host our platform, serve our customers, and support our operations in the U.S. using Amazon Web Services ("AWS"), a provider of cloud infrastructure services, as well as through partner pharmacies and other third-party service providers, including shipping providers and contract manufacturers. We do not have control over the operations of the facilities of partner pharmacies, AWS, or other third-party service providers. Such facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures, and similar events. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems could result in lengthy interruptions in our ability to generate revenue through customer purchases on the platform. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. Our platform's continuing and uninterrupted performance is critical to our success. Because our platform is used by our customers to engage with providers who can diagnose, manage, and treat medical conditions, and pharmacies who can fulfill and ship prescription medication, it is critical that our platform be accessible without interruption or degradation of performance. Customers may become dissatisfied by any system failure that interrupts our ability to provide our platform or access to the products and services offered through our platform to them. Outages and partner pharmacy closures could lead to claims of damages from our customers, providers, partners, suppliers, and others. We may not be able to easily switch our AWS operations to another cloud provider if there are disruptions or interference with our use of AWS. Sustained or repeated system failures could reduce the attractiveness of our offerings to customers and result in contract terminations, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our platform. Thus, any such disruptions could have an adverse effect on our business and results of operations.

None of our partner pharmacies, shipping providers, contract manufacturers, nor AWS have an obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with these third-party service providers on commercially reasonable terms, if our agreements with these providers are prematurely terminated, we may experience costs or downtime in connection with the transfer to, or the addition of, such new providers. If these third-party service providers were to increase the cost of their services, we may have to increase the price of our offerings, and our results of operations may be adversely impacted.

We depend on a number of other companies to perform functions critical to our ability to operate our platform, generate revenue from customers, and to perform many of the related functions.

We depend on LifeMD PC and their providers to deliver quality healthcare consultations and services through our platform. Through our platform, providers are able to prescribe medication fulfilled by a partner pharmacy. Any interruption in the availability of a sufficient number of providers or supply from our partner pharmacies could materially and adversely affect our ability to satisfy our customers and ensure they receive consultation services and any medication that they have been prescribed. If we were to lose our relationship with LifeMD PC, we cannot guarantee that we will be able to ensure access to a sufficient network of providers. Similarly, if we were to lose our relationship with one of our partner pharmacies in the near term, we cannot guarantee that we will be able to find, diligence, and engage with a replacement partner in a timely manner. Our ability to service customer requirements could be materially impaired or interrupted in the event that our relationship with LifeMD PC or partner pharmacy is terminated. We also depend on cloud infrastructure providers, payment processors, suppliers of non-prescription products and packaging, and various others that allow our platform to function effectively and serve the needs of our customers. Difficulties with our significant partners and suppliers, regardless of the reason, could have a material adverse effect on our business.

Our payments system depends on third party service providers and is subject to evolving laws and regulations.

We have engaged third-party service providers to perform underlying card processing and currency exchange. If these service providers do not perform adequately or if our relationships with these service providers were to terminate, our ability to accept orders through the platform could be adversely affected and our business could be harmed. In addition, if these service providers increase the fees they charge us, our operating expenses could increase and if we respond by increasing the fees we charge to our customers, we could lose some of our customers.

The laws and regulations related to payments are complex and vary across different jurisdictions in the U.S. and globally. As a result, we are required to spend significant time and effort to comply with those laws and regulations. Any failure or claim of our failure to comply, or any failure by our third-party service providers to comply, could cost us substantial resources, could result in liabilities, or could force us to stop offering third-party payment systems. As we expand the availability of payments via third parties or offer new payment methods to our customers in the future, we may become subject to additional regulations and compliance requirements.

Further, through our agreement with our third-party credit card processor, we are indirectly subject to payment card association operating rules, and certification requirements, including the Payment Card Industry Data Security Standard. We are also subject to rules governing electronic funds transfers. Any change in these rules and requirements could make it difficult or impossible for us to comply. Any such difficulties or failures with respect to the payment systems we utilize may have an adverse effect on our business.

We depend on our talent to grow and operate our business, and if we are unable to hire, integrate, develop, motivate, and retain our personnel, we may not be able to grow effectively.

Our success depends in large part on our ability to attract and retain high-quality personnel in marketing, engineering, operations, healthcare, regulatory, legal, finance and support functions. Competition for qualified employees is intense in our industry, particularly for engineers with expertise in areas like programming, machine learning and artificial intelligence. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could harm our results of operations and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program for key executive officers and other employees. These measures may not be enough to attract and retain the personnel we require to operate our business effectively. We permit most of our employees to work remotely should their particular positions allow. While we believe that most of our operations can be performed remotely, there is no guarantee that we will be as effective while working remotely because our team is dispersed and many employees may have additional personal needs to attend to or distractions in their remote work environment. To the extent our current or future remote work policies result in decreased productivity, harm our company culture, or otherwise negatively affect our business, our financial condition and results of operations could be adversely affected.

We are at risk that the non-prescription inventory that we store may become damaged, facility disruption may also harm our business.

We hold non-prescription inventory at some of our facilities. A natural disaster, fire, power interruption, work stoppage or other calamity at this facility would significantly disrupt our ability to deliver our products and operate our business. If any material amount of our facility, machinery, or inventory were damaged or unusable, we would be unable to meet our obligations to customers and wholesale partners, which could materially adversely affect our business, financial condition, and results of operations.

We rely significantly on revenue from customers purchasing subscription-based prescription products and may not be successful in expanding our offerings.

To date the majority of our revenue has been, and we expect it to continue to be, derived from customers who purchase subscription-based prescription products through the platform. In our subscription arrangements, customers select a cadence at which they wish to receive product shipments. These customers generate a substantial majority of our revenue. The introduction of competing offerings with lower prices for consumers, fluctuations in prescription prices, changes in consumer purchasing habits, including an increase in the use of mail-order prescriptions, changes in the regulatory landscape, and other factors could result in changes to our contracts or a decline in our revenue, which may have an adverse effect on our business, financial condition, and results of operations. Because we derive a vast majority of our revenue from customers who purchase subscription-based prescription products, any material decline in the use of such offerings could have a pronounced impact on our future revenue and results of operations, particularly if we are unable to expand our offerings overall.

In the past we have, and in the future we may, actively employ social media and patient care center activities as part of our marketing strategy, which could give rise to regulatory violations, liability, breaches of data security, or reputational damage.

Despite our efforts to monitor evolving social media communication guidelines and comply with applicable laws and regulations, there is risk that the use of social media by us, our employees or our customers to communicate about our products or business may cause us to be found in violation of applicable requirements, including requirements of regulatory bodies such as the FDA and the Federal Trade Commission. For example, adverse events, product complaints, off-label usage by physicians, unapproved marketing, or other unintended messages could require an active response from us, which may not be completed in a timely manner and could result in regulatory action by a governing body. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of personal information of our employees, clinical trial patients, customers, and others. Furthermore, negative posts or comments about us or our products in social media could seriously damage our reputation, brand image, and goodwill.

Any significant interruptions in the operations of our patient care center could cause us to lose sales and disrupt our ability to process orders and deliver our solutions in a timely manner.

We rely on our patient care center to sell our products, respond to customer service and technical support requests, and process orders. Any significant interruption in the operation of these facilities, including an interruption caused by our failure to successfully expand or upgrade our systems or to manage these expansions or upgrades, could reduce our ability to receive and process orders and provide products and services, which could result in lost and cancelled sales and damage to our brand and reputation.

As we grow, we will need more capacity from our existing patient care center. If our patient care center operators do not convert inquiries into sales at expected rates, our ability to generate revenue could be impaired. Training and retaining qualified patient care center operators is challenging, and if we do not adequately train our patient care center personnel, they may convert inquiries into sales at an acceptable rate.

If our security measures fail or are breached and unauthorized access to a consumer's data is obtained, our services may be perceived as insecure, we may incur significant liabilities, our reputation may be harmed, and we could lose sales and customers.

Our services involve the storage and transmission of customers' and our vendors' proprietary information, sensitive or confidential data, including valuable intellectual property and personal information of employees, consumers, customers, and others, as well as the personal information (including health information and other sensitive information as defined under applicable laws) of our customers. Because of the extreme sensitivity of the information we store and transmit, the security features of our computer, network, and communications systems infrastructure are critical to the success of our business. A breach or failure of our security measures could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks by computer hackers, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. We also utilize AI to provide services, and this technology may be susceptible to cybersecurity threats.

As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our security measures fail or are breached, it could result in unauthorized persons accessing sensitive consumer or partner data (including personal information), a loss of or damage to our data, an inability to access data sources, or process data or provide our services to our customers. Such failures or breaches of our security measures, or our inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely affect customers, vendors, or investor confidence in us, and reduce the demand for our services from existing and potential customers. In addition, we could face litigation, damages for contract breach, monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We may experience cyber-security and other breach incidents that remain undetected for an extended period. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched, we may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our security occurs, or if we are unable to effectively resolve such breaches in a timely manner, the market perception of the effectiveness of our security measures could be harmed and we could lose sales, customers, and vendors which could have a material adverse effect on our business, operations, and financial results.

Risks Related to Governmental Regulation

We may be subject to claims that we are engaged in the corporate practice of medicine or that our contractual arrangements with our affiliated medical group constitutes unlawful fee splitting.

We have contracted with physician-owned professional corporations ("P.C.'s") or professional associations ("P.A.'s") to facilitate the delivery of telehealth services to their patients. We have entered into a management services agreement with our affiliated medical group pursuant to which we provide these P.C.'s and P.A.'s with a comprehensive set of non-clinical management and administrative services. The affiliated medical group is solely responsible for practicing medicine and all clinical decision-making and will pay us for our management services from the fees collected directly from patients or from insurance sources. This relationship is subject to various state laws that prohibit fee splitting or the practice of medicine by lay entities or persons. Corporate practice of medicine laws and enforcement varies by state. In some states, decisions and activities such as contracting with third party payors, setting rates and the hiring and management of non-clinical personnel may implicate the restrictions on the corporate practice of medicine.

In addition, corporate practice of medicine restrictions are subject to broad powers of interpretation and enforcement by state regulators. Some of these requirements may apply to us even if we do not have a physical presence in a state, solely because we provide management services to a provider licensed in the state or facilitate the provision of telehealth to a resident of the state. State medical practice boards, other regulatory authorities, or other parties, including the physicians or other providers in our affiliated medical group or with whom we otherwise contract, may assert that, despite these arrangements, we are engaged in the corporate practice of medicine or that our contractual arrangements with our affiliated medical group constitutes unlawful fee splitting. In this event, failure to comply could lead to adverse judicial or administrative action against us and/or our affiliated providers, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement with providers that interfere with our business and other materially adverse consequences.

In the U.S., we conduct business in a heavily regulated industry, and if we fail to comply with these laws and government regulations, we could incur penalties or be required to make significant changes to our operations or experience adverse publicity, which could have a material adverse effect on our business, financial condition, and results of operations.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payors; our contractual relationships with LifeMD PC, other third-party providers, vendors, and customers; our marketing activities; and other aspects of our operations.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment, recoupment, imprisonment. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

Dealing with investigations can be time- and resource-consuming and can divert management's attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and penalties of $5,000 to $10,000 per false claim or statement, which is further adjusted for inflation, healthcare providers often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement, or corporate integrity agreement. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers' compliance with the healthcare reimbursement rules and fraud and abuse laws. The laws, regulations, and standards governing the provision of healthcare services may change significantly in the future. We cannot assure you that any new or changed healthcare laws, regulations, or standards will not materially adversely affect our business. We cannot assure you that a review of our business by judicial, law enforcement, regulatory, or accreditation authorities will not result in a determination that could adversely affect our operations.

State legislative and regulatory changes specific to the area of telehealth law may present the LifeMD PC any remaining third-party medical groups and independent physicians on our platform with additional requirements and state compliance costs, which may create additional operational complexity and increase costs.

LifeMD PC's third-party medical groups', and independent physicians' ability to provide telehealth services to patients in a particular jurisdiction is dependent upon the laws that govern the provision of remote care, the practice of medicine, and healthcare delivery in general in that jurisdiction. Laws and regulations governing the provision of telehealth services are evolving at a rapid pace and are subject to changing political, regulatory, and other influences. Some states' regulatory agencies or medical boards may have established rules or interpreted existing rules in a manner that limits or restricts providers' ability to provide telehealth services or for physicians to supervise nurse practitioners and physician assistants remotely. Additionally, there may be limitations placed on the modality through which telehealth services are delivered. For example, some states specifically require synchronous (or "live") communications and restrict or exclude the use of asynchronous telehealth modalities, which is also known as "store-and-forward" telehealth. However, other states do not distinguish between synchronous and asynchronous telehealth services. Because this is a developing area of law and regulation, we continually monitor compliance in every jurisdiction in which we operate. However, we cannot be assured that third-party medical groups', or independent providers' activities and arrangements, if challenged, will be found to be in compliance with the law or that a new or existing law will not be implemented, enforced, or changed in a manner that is unfavorable to our business model. We cannot predict the regulatory landscape for those jurisdictions in which we operate and any significant changes in law, policies, or standards, or the interpretation or enforcement thereof, could occur with little or no notice. The majority of the consultations provided through our platform are asynchronous consultations for customers located in jurisdictions that permit the use of asynchronous telehealth. If there is a change in laws or regulations related to our business, or the interpretation or enforcement thereof, that adversely affects our structure or operations, including greater restrictions on the use of asynchronous telehealth or remote supervision of nurse practitioners or physician assistants, it could have a material adverse effect on our business, financial condition, and results of operations.

Changes in public policy that mandate or enhance healthcare coverage could have a material adverse effect on our business, operations, and/or results of operations.

Our mission is to make healthcare accessible, affordable, and convenient for everyone. It is reasonably possible that our business operations and results of operations could be materially adversely affected by public policy changes at the federal, state, or local level, which include mandatory or enhanced healthcare coverage. Such changes may present us with new marketing and other challenges, which may, for example, cause use of our products and services to decrease or make doing business in particular states less attractive. If we fail to adequately respond to such changes, including by implementing effective operational and strategic initiatives, or do not do so as effectively as our competitors, our business, operations, and results of operations may be materially adversely affected.

We cannot predict the enactment or content of new legislation and regulations or changes to existing laws or regulations or their enforcement, interpretation or application, or the effect they will have on our business or results of operations, which could be materially adverse. Even if we could predict such matters, we may not be able to reduce or eliminate the potential adverse impact of public policy changes that could fundamentally change the dynamics of our industry.

Changes in insurance and healthcare laws, as well as the potential for further healthcare reform legislation and regulation, have created uncertainty in the healthcare industry and could materially affect our business, financial condition, and result of operations.

The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, each enacted in March 2010, generally known as the "Affordable Care Act," significantly expanded health insurance coverage to uninsured Americans and changed the way healthcare is financed by both governmental and private payers. Over the past several years, various laws and regulations lengthened the enrollment period, expanded income eligibility, and provided enhanced premium tax credits to eligible individuals purchasing Affordable Care Act coverage through state and federal health insurance marketplaces - all of which led to higher enrollment numbers. Certain of these provisions expired at the end of 2025, resulting in significant increases in health insurance premiums. Such increases have led to decreases in enrollment and insurance coverage, and are expected to cause a corresponding rise in the uninsured or a shift of individuals from commercial coverage to government program coverage or other more limited coverage alternatives beginning in 2026. As such, we may experience decreased patient volumes, reduced revenues and an increase in uncompensated care, which would adversely affect our results of operations and cash flows.

The products we sell and our third-party suppliers are subject to FDA regulations and other state and local requirements, and if we or our third party suppliers fail to comply with federal, state, and local requirements, we may face enforcement actions.

The products available through our platform, and the third-party suppliers and manufacturers of these products, are subject to extensive regulation by the FDA and state and local authorities, including pharmaceuticals, OTC drugs, OTC devices, cosmetics, and dietary supplements. These authorities can enforce regulations related to methods and documentation of the testing, production, compounding, control, quality assurance, labelling, packaging, sterilization, storage, and shipping of products. Government regulations specific to pharmaceuticals are wide ranging and govern, among other things: the ability to bring a pharmaceutical to market, the conditions under which it can be sold, the conditions under which it must be manufactured, and permissible claims that may be made for such product. With the FDA declaring GLP-1 shortages resolved, telehealth firms relying on compounded semaglutide or tirzepatide face "mass-marketed" drug enforcement. Furthermore, the FDA and FTC are increasingly issuing warning letters for "false and misleading" claims that compounded drugs are "identical" to branded versions. Failure to meet—or significant changes to—any federal, state, or local requirements attendant to the sales and marketing of a regulated product could result in enforcement actions, impede our ability to provide access to affected products, and have a material adverse effect on our business, financial condition and results of operations.

In addition, the Trump administration issued an executive order on February 11, 2025, called "Implementing the President's 'Department of Government Efficiency' Workforce Optimization Initiative." This Workforce Optimization Initiative significantly reduced the size of the federal government workforce, including FDA workforce. This initiative has resulted in fewer FDA staff available to review and approve new drug products. It is possible that the Workforce Optimization Initiative could significantly lengthen the time it takes to obtain FDA approval of a new medical device or drug product, which could inhibit our ability to offer access to new products.

We may be subject to fines, penalties, and injunctions if we are determined to be promoting the use of products for unapproved uses.

Certain of the products available through our platform require approval by the FDA and are subject to the limitations placed by FDA on the approved uses in the product prescribing information. While providers are legally permitted to prescribe medications for off-label uses, and although we believe our product promotion is conducted in material compliance with FDA and other regulations, if the FDA determines that our product promotion constitutes promotion of an unapproved use of an approved product or of an unapproved product, the FDA could request that we modify our product promotion or subject us to regulatory and/or legal enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine, and criminal penalties. It is also possible that other federal, state, or foreign enforcement authorities might take action if they consider the product promotion to constitute promotion of an unapproved use of an approved product or of an unapproved product, which could result in significant fines or penalties under other statutes, such as laws prohibiting false claims for reimbursement.

The information that we provide to healthcare providers, customers, and our partners could be inaccurate or incomplete, which could harm our business, financial condition, and results of operations.

We collect and transmit healthcare-related information to and from our customers, providers, and partner pharmacies in connection with the telehealth consultations conducted by the providers and prescription medication fulfillment by our partner pharmacies, and these efforts may be assisted by AI applications in certain instances. If the data that we provide to our customers, providers, or partner pharmacies are incorrect or incomplete or if we make mistakes in the capture or input of these data, our reputation may suffer and we could be subject to claims of liability for resulting damages. While we maintain insurance coverage, this coverage may prove to be inadequate or could cease to be available to us on acceptable terms, if at all. Even unsuccessful claims could result in substantial costs and the diversion of management resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition, and results of operations.

Our use, disclosure, and other processing of personally identifiable information, including health information, is subject to federal, state, and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our customers, providers, and revenue.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of health information and other types of personal data or personally identifiable information ("PII"), including without limitation the California Confidentiality of Medical Information Act and Washington State's MHMDA. These laws and regulations in many cases are more restrictive than, and may not be pre-empted by, HIPAA and its implementing rules. These laws and regulations are often uncertain, contradictory, and subject to changed or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. This complex, dynamic legal landscape regarding privacy, data protection, information security and AI creates significant compliance issues for us, the LifeMD PC and the providers and potentially exposes us to additional expense, adverse publicity, and liability. While we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some health information and other PII or confidential information is transmitted to us by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules, and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with our practices or those of third parties who transmit health information and other PII or confidential information to us. If we or these third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems, and compliance procedures in a manner adverse to our business.

We also publish statements to our customers through our privacy policy consent to telehealth, and terms and conditions, that describe how we handle health information or other PII. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices. Similarly, the failure to adequately secure personal information may be deemed an unfair trade practice under state and federal consumer protection laws and may violate consumer privacy laws. In each case, violations of these laws could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims, and complying with regulatory or court orders. Any of the foregoing consequences could seriously harm our business and our financial results. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to us may limit customers' use and adoption of, and reduce the overall demand for, our platform. Any of the foregoing consequences could have a material adverse impact on our business and our financial results.

Public scrutiny of internet privacy and security issues may result in increased regulation and different industry standards, which could deter or prevent us from providing services to our customers, thereby harming our business.

The regulatory framework for privacy and security issues worldwide is evolving and is likely to remain in flux for the foreseeable future, including the intersection of such issues with the integration of AI. Various government and consumer agencies have also called for new regulation and changes in industry practices and multiple U.S. states have passed comprehensive consumer privacy laws and consumer health privacy laws over the last three years. Practices regarding the registration, collection, processing, storage, sharing, disclosure, use, and security of personal and other information by companies offering an online service like our platform have recently come under increased public and regulatory scrutiny.

For example, the CCPA and other state consumer privacy laws require, among other things, covered companies to provide certain disclosures to consumers and afford such consumers new abilities to opt-out or sharing of personal information and limit the use of sensitive information, including health information. Similar legislation has been proposed or adopted in other states. Furthermore, state consumer health data privacy laws including Washington State's MHMDA creates new data processing requirements specifically for consumer health data that is not subject to HIPAA, limiting how organizations may use a wide range of consumers' health-related data, and requiring changes to how impacted organizations obtain consent and authorization to collect, process, and share such information. Aspects of the CCPA, the MHMDA, other comprehensive privacy laws, consumer health data privacy laws, and regulations, as well as their enforcement, remain unclear, and we may be required to modify our internal compliance and data-use practices in an effort to comply with them.

Our business, including our ability to operate and to expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our websites, mobile applications, solutions, features, or our privacy policies. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly gather and use data from data subjects. Therefore, our business could be harmed by any significant change to applicable laws, regulations, or industry standards or practices regarding the storage, use, or disclosure of data our customers or providers share with us, or regarding the manner in which the express or implied consent of customers or providers for such collection, analysis, and disclosure is obtained. Such changes may require us to modify our platform, possibly in a material manner, and may limit our ability to develop new offerings, functionality, or features.

Our use of AI systems may be subject to emerging AI laws and regulations, and our failure to comply with those laws and regulations could result in significant liability or reputational harm and, in turn, a material adverse effect on our customers, providers, and revenue.

The regulatory framework for AI is evolving and is likely to remain in flux for the foreseeable future. Over 20 states have passed or are considering laws applicable to the development or use of AI systems. The development and adoption of these new laws may create significant compliance burdens or inhibit our ability to develop products and services that incorporate AI or do so in a cost-effective manner. Our business, including our ability to operate and to expand internationally, could be adversely affected if AI laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our websites, mobile applications, solutions, or other features. Our use of AI may also result in a risk of investigations or fines relating to noncompliance with these laws or require us to modify our solution or require us to stop offering certain features, all of which could negatively impact our acquisition of customers and revenue growth.

Existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI technologies for our business, or require us to change the way we use AI technologies in a manner that negatively affects the performance of our business and the way in which we use AI technologies. We may need to expend resources to adjust our operations in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition, and results of operations.

Additionally, public perception around the use of AI and AI enabled products and services remains highly volatile. Negative perception or a lack of adoption of our AI-enabled products or services may impair our ability to capitalize on our investments in AI, require us to modify our platform in a way that limits our ability to expand our platform or do so in a cost-effective manner, or otherwise impair our reputation and future business prospects.

Risks Related to Intellectual Property and Litigation

Failure to protect or enforce our intellectual property rights could harm our business and results of operations.

Our intellectual property includes a combination of patent, copyright, service mark, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will issue with respect to any currently pending patent applications, in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated, or circumvented. Our currently issued patents and any patents that we may issue in the future, with respect to pending or future patent applications, may not provide sufficient broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark registrations will be issued with respect to pending or future applications or that any registered service marks will be enforceable or provide adequate protection of our proprietary rights.

In addition, from time to time we make our technology and other intellectual property available to others under license agreements, including open source license agreements and trademark licenses under agreements with our partners for the purpose of co-branding or co-marketing our products or services. We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property.

We strive to protect our intellectual property rights by relying on federal, state, and common law rights and other rights provided under foreign laws. These laws are subject to change at any time and could further restrict our ability to protect or enforce our intellectual property rights. In addition, the existing laws of certain foreign countries in which we operate may not protect our intellectual property rights to the same extent as do the laws of the U.S. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed. Furthermore, effective patent, trademark, service mark, copyright, and trade secret protection may not be available in every country in which our services are available over the Internet. We may, over time, increase our investment in protecting innovations through investments in filings, registrations, or similar steps to protect our intellectual property, and these processes are expensive and time-consuming.

We may be in the future subject to claims that we violated intellectual property rights of others, which are extremely costly to defend and could require us to pay significant damages and limit our ability to operate.

Companies in our industry, and other intellectual property rights holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. Our future success depends in part on not infringing upon the intellectual property rights of others. We have in the past and may in the future receive notices that claim we have misappropriated, infringed, or otherwise misused other parties' intellectual property rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our technology.

Any intellectual property claim against us or parties indemnified by us, regardless of merit, could be time consuming and expensive to settle or litigate and could divert our management's attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology, content, branding, or business methods found to be in violation of another party's rights. We might be required or may opt to seek a license for rights to intellectual property held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense, be infeasible, or make us less competitive in the market. Such disputes could also disrupt our business, which would adversely impact our customer satisfaction and ability to attract customers. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we cannot license or develop technology, content, branding, or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Additionally, we may be obligated to indemnify our customers in connection with litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. Any of these results could harm our results of operations.

We are subject to legal proceedings and litigation, which are costly to defend and could materially harm our business and results of operations.

From time to time, we are party to lawsuits and legal proceedings in the normal course of business. These matters are often expensive and disruptive to normal business operations. Active or potential risk factors include allegations, lawsuits, and regulatory inquiries, audits, and investigations regarding securities law violations and other matters including, data privacy and security, labor and employment, consumer protection, practice of medicine, and intellectual property infringement, including claims related to or arising from privacy rights, patents, publicity rights, trademarks, copyrights, negligence, and other rights. We and our officers and directors are defendants in litigation related to our public disclosures about our business and our compliance with securities laws. Many virtual care sites, including our websites, have been subject to claims for using tracking technologies in ways that improperly share sensitive patient data with third parties.

Litigation and regulatory proceedings, and particularly the healthcare regulatory and class action matters we could face, may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our solution or require us to stop offering certain features, all of which could negatively impact our acquisition of customers and revenue growth. We may also become subject to periodic audits, which could likely increase our regulatory compliance costs and may require us to change our business practices, which could negatively impact our revenue growth. Managing legal proceedings, litigation and audits, even if we achieve favorable outcomes, is time-consuming and diverts management's attention from our business.

The results of regulatory proceedings, litigation, claims, and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory, and audit matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, financial condition and results of operations.

If we incur product liability claims, such claims could increase our costs; adversely affect our reputation, business, and results of operations; and we may not be able to maintain or obtain insurance.

Our business involves LifeMD PC's medical providers performing medical consultations and, if warranted, prescribing medication to our customers. This activity, as well as the sale of other products on our platform, exposes us to the risk of negligence and product liability claims.

Some of our products are designed for human consumption and use, and we face liability claims if the use of our products is alleged to have resulted in injury or death claims that may be made by customers, third-party service providers, or manufacturers of products and services we make available. To date, we have not (i) conducted any product recalls, (ii) received any product liability claims from third parties, or (iii) received any reports from an end consumer of any adverse effect resulting from our products. A product recall or liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which, in turn, could have an adverse effect on our business, financial condition, and results of operations. While we do maintain product liability insurance coverage, this insurance is subject to deductibles and coverage limitations, and we cannot be sure that we will be able to maintain insurance coverage at acceptable costs or in a sufficient amount, that our insurer will not disclaim coverage as to a future claim or that a product liability claim would not otherwise adversely affect our business, financial condition and results of operations. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial, could divert management attention, and may result in adverse publicity or result in reduced acceptance of our platform and offerings. These liabilities could prevent or interfere with our growth and expansion efforts. Uncertainties resulting from the initiation and continuation of product liability litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.

We rely on data center providers, Internet infrastructure, bandwidth providers, third-party computer hardware and software, other third parties and our own systems for providing services to our customers and vendors, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with customers, adversely affecting our brand and our business.

While we control and have access to our servers, we do not control the operation of these facilities. The cloud vendor and the owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our cloud vendors or data center operators is acquired, we may be required to transfer our servers and other infrastructure to a new vendor or a new data center facility, and we may incur significant costs and possible service interruption in connection with doing so. Problems faced by our cloud vendors or third-party data center locations with the telecommunications network providers with whom we or they contract or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our cloud vendors or third-party data center operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy faced by our cloud vendors or third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

Additionally, if our cloud or data centers vendors are unable to keep up with our growing needs for capacity, this could have an adverse effect on our business. For example, a rapid expansion of our business could affect the service levels at our cloud vendors or data centers or cause such cloud systems or data centers and systems to fail. Any changes in third-party service levels at our cloud vendors or data centers or any disruptions or other performance problems with our solution could adversely affect our reputation and may damage our customers' stored files or result in lengthy interruptions in our services. Interruptions in our services may reduce our revenue, cause us to issue refunds to customers for prepaid and unused subscriptions, subject us to potential liability, or adversely affect client renewal rates.

In addition, our ability to deliver our Internet-based services depends on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced and expect that we may experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers.

We exercise limited control over third-party vendors, which increases our vulnerability to problems with technology and information services they provide. Interruptions in our network access and services may in connection with third-party technology and information services reduce our revenue, cause us to issue refunds to customers for prepaid and unused subscription services, subject us to potential liability, or adversely affect client renewal rates. Although we maintain a security and privacy damages insurance policy, the coverage under our policies may not be adequate to compensate us for all losses that may occur related to the services provided by our third-party vendors. In addition, we may not be able to continue to obtain adequate insurance coverage at an acceptable cost, if at all.

Risks Related to Our Financial Reporting, Results of Operations and Capital Requirements

Our results of operations, as well as our key metrics, may fluctuate on a quarterly and annual basis, which may result in us failing to meet the expectations of industry and securities analysts or our investors.

Our results of operations have in the past and could in the future vary significantly from quarter-to-quarter and year-to-year and may fail to match the expectations of securities analysts because of a variety of factors, many of which are outside of our control and, as a result, should not be relied upon as an indicator of future performance. As a result, we may not be able to accurately forecast our results of operations and growth rate. Any of these events, and risk factors discussed in this Annual Report, could cause the market price of our common stock to fluctuate.

The impact of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, we believe that quarter-to-quarter comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance.

Our existing leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations.

As of December 31, 2025, the Company had total liabilities of $47.3 million. As of December 31, 2025, we had availability of $44.6 million under the ATM Sales Agreement (as defined below). We and our subsidiaries have the ability to incur additional indebtedness in the future, subject to the restrictions contained in our credit facilities and the indentures governing our outstanding notes. If new indebtedness is added to our current debt levels, interest rates and the related risks that we now face could intensify. Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions, and to certain financial, business and other factors beyond our control. We cannot assure you we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

We have identified material weaknesses in our internal control over financial reporting.

The rules and regulations of the SEC require, among other things, that we evaluate the effectiveness of our internal control over financial reporting and disclosure controls and procedures. Additionally, our independent registered public accounting firm is required to audit the effectiveness of our internal control over financial reporting as of December 31, 2025. Our management and our independent registered public accounting firm concluded that our internal control over financial reporting is not effective as of December 31, 2025 because of material weaknesses. See Part II, Item 9A., "Controls and Procedures". We are focused on remediating our material weaknesses. Remediating the material weaknesses will require that we incur substantial expenses and expect to expend significant management efforts. Moreover, if we are not able to remediate our material weaknesses in internal control over financial reporting, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources. It could adversely affect our ability to report our financial condition and results of operations in a timely and accurate manner, which could negatively affect investor confidence in our company, and, as a result, the value of our common stock could be adversely affected.

Risks Related to Investments in our Securities

There can be no assurance that we can continue to pay dividends on our preferred stock. We currently do not intend to pay dividends on our common stock. As a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

The declaration, amount and timing of dividends on our securities are subject to capital availability and determinations by our Board of Directors that cash dividends are in the best interest of our stockholders and are in compliance with all respective laws and our agreements applicable to the declaration and payment of cash dividends. Our ability to pay dividends will depend upon, among other factors, our cash flows from operations, our available capital and potential future capital requirements for strategic transactions, including acquisitions, debt service requirements, share repurchases and investing in our existing markets as well as our results of operations, financial condition and other factors beyond our control that our Board of Directors may deem relevant. A reduction in or suspension or elimination of our dividend payments could have a negative effect on our stock price.

We pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by our Board of Directors. If we do not pay dividends on any outstanding shares of Series A Preferred Stock for six or more quarterly dividend periods (whether or not declared or consecutive), holders of Series A Preferred Stock will be entitled to elect two additional directors to our Board of Directors to serve until all unpaid dividends have been fully paid or declared and set apart for payment. We currently do not expect to declare or pay dividends on our common stock. In addition, in the future we may enter into agreements that prohibit or restrict our ability to declare or pay dividends on our common stock. As a result, your only opportunity to achieve a return on your investment will be if the market price of our common stock appreciates and you sell your shares at a profit.

Your ownership interest may be diluted by the future issuance of additional shares of our common stock or preferred stock.

We are in a capital intensive business and we may not have sufficient funds to finance the growth of our business or to support our projected capital expenditures. As a result, we will require additional funds from future equity or debt financings, including sales of preferred shares or convertible debt, to complete the development of new projects and pay the general and administrative costs of our business. We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of holders of our common stock and preferred stock. We are currently authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Additionally, the Board of Directors may subsequently approve increases in authorized common stock and preferred stock. The potential issuance of such additional shares of common or preferred stock or convertible debt may create downward pressure on the trading price of our already outstanding common stock and preferred stock. We may also issue additional shares of common stock or other securities that are convertible into or exercisable for common stock in future public offerings or private placements for capital raising purposes or for other business purposes. The future issuance of a substantial number of common shares or preferred shares, or the perception that such issuance could occur, could adversely affect the prevailing market price of our already outstanding common stock and preferred stock. A decline in the price of our common shares or preferred shares could make it more difficult to raise funds through future offerings of our preferred shares, common shares or securities convertible into common shares.

We have significant numbers of warrants and stock options outstanding, and incentive awards outstanding under our Third Amended and Restated 2020 Equity and Incentive Plan. To the extent that any of the outstanding warrants and options described above are exercised, dilution, to the interests of our stockholders may occur. For the life of such warrants and options, the holders will have the opportunity to profit from a rise in the price of the common stock with a resulting dilution in the interest of the other holders of common stock. The existence of such warrants and options may adversely affect the market price of our common stock and the terms on which we can obtain additional financing, and the holders of such warrants and options can be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued capital stock on terms more favorable to us than those provided by such warrants and options.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

In the ordinary course of our business, we receive, process, use, store, and share digitally large amounts of data, including user data as well as confidential, sensitive, proprietary, and personal information. Maintaining the integrity and availability of our information technology systems and this information, as well as appropriate limitations on access and confidentiality of such information, is important to our operations and business strategy. To this end, we have implemented a program designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing in them.

The program is managed and monitored by a dedicated security team, which is led by our Vice President of Information Security. It is structured around key domains of cybersecurity risk, which include, but are not limited to, proactive threat and vulnerability management, employee security training and awareness, access control and identity management, data protection and encryption, and incident response planning. This comprehensive approach includes mechanisms, controls, technologies, systems, policies and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the systems and data residing in them. Cybersecurity incidents are escalated to management when they meet pre-defined severity and impact criteria and to the Board of Directors for major events. Mitigation and remediation are monitored by tracking progress, providing regular updates, and measuring key metrics. The Company maintains a comprehensive set of cybersecurity policies and procedures, which are periodically reviewed and refined as part of our continuous improvement and governance framework.

Our Vice President of Information Security, who reports directly to the Chief Technology Officer and has over 20 years of experience working in information technology and information security, including more than four years at the Company, together with our Compliance Team, are responsible for assessing and managing cybersecurity risks. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. In the last fiscal year, we have not identified any prior cybersecurity incidents that have materially affected us or is reasonably likely to do so, but we face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the heading "Risks Related to Our Business and Industry."

The Board of Directors has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate those risks. The Board of Directors receives regular updates on cybersecurity and information technology matters and related risk exposures from members of the senior leadership team.

ITEM 2. PROPERTIES

The Company leases office space domestically under operating leases including: (1) the Company's headquarters in New York, New York for which the lease expires in 2028, (2) a marketing and sales center in Huntington Beach, California for which the lease expires in 2027, (3) a patient care center in Greenville, South Carolina for which the lease expires in 2032, with an additional five year option to extend, for which the Company expects to utilize, and (4) a warehouse and pharmacy operations center in Lancaster, Pennsylvania for which the lease expires in 2029, with an additional five year option to extend, for which the Company expects to utilize.

Leased premises range from approximately 1,000 to 23,000 square feet with monthly rents ranging from approximately $1,800 per month to approximately $60,000 per month.

We believe that our existing facilities are adequate for current and presently foreseeable operations. In general, our properties are well maintained and are being utilized for their intended purposes. Additional space may be required as we expand our business activities. We do not foresee any significant difficulties in obtaining additional facilities if deemed necessary.

ITEM 3. LEGAL PROCEEDINGS

We may become involved in various lawsuits and legal proceedings arising in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may have an adverse effect on our business, financial condition or operating results. Future litigation may be necessary to defend ourselves and our customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. For additional information on pending legal proceedings see Note 12—Commitments and Contingencies to our consolidated financial statements included in this report.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The common shares of LifeMD are traded on the Nasdaq Global Market under the symbol to "LFMD".

Approximate Number of Equity Security Holders

As of March 9, 2026, there were approximately 318 holders of record of our common stock, and the last reported sale price of our common stock on the Nasdaq Global Market on March 9, 2026 was $3.12. A significant number of shares of our common stock are held in either nominee name or street name brokerage accounts, and consequently, we are unable to determine the total number of beneficial owners of our stock.

Dividend Policy

We have not paid and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. We currently expect to retain all future earnings for use in the operation and expansion of our business. The declaration and payment of any cash dividends in the future will be determined by our Board of Directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, and contractual restrictions, if any.

Recent Sales of Unregistered Securities

The following disclosures set forth certain information with respect to all securities sold by the Company without registration under the Securities Act other than any sales that were already disclosed under a Current Report on Form 8-K or a Quarterly report on Form 10-Q during the year ended December 31, 2025:

On September 30, 2025, the Company issued 100,000 shares of common stock for the exercise of a warrant, at an exercise price of $4.65 per share, to a former director, Bertrand Velge.

The above transaction did not involve any underwriters, underwriting discounts or commissions, or any public offering. The Company relied upon the exemption from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and/or Regulation D promulgated by the SEC under the Securities Act.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide information necessary to understand our audited consolidated financial statements for the period ended December 31, 2025 and highlight certain other information which, in the opinion of management, will enhance a reader's understanding of our financial condition, changes in financial condition and results of operations. In particular, the discussion is intended to provide an analysis of significant trends and material changes in our financial position and the operating results of our business during the fiscal year ended December 31, 2025, as compared to the fiscal year ended December 31, 2024. This discussion should be read in conjunction with our consolidated financial statements for the two-year period ended December 31, 2025 and related notes included elsewhere in this Annual Report on Form 10-K. These historical financial statements may not be indicative of our future performance. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains numerous forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risks described throughout this filing, particularly in "Item 1A. Risk Factors."

Overview

We are a direct-to-patient telehealth company providing a high-quality, cost-effective, and convenient way to access comprehensive, virtual and in-home healthcare. We believe the traditional model of visiting a doctor's office, traveling to a retail pharmacy, and returning for follow-up care or prescription refills is complex, inefficient, and costly, which discourages many individuals from seeking much-needed medical care. LifeMD is improving the delivery of the healthcare experience through telehealth with our proprietary technology platform, affiliated and dedicated provider network, broad and expanding treatment capabilities, and the unique ability to nurture patient relationships.

The LifeMD telehealth platform integrates best-in-class capabilities including a 50-state medical group, a nationwide pharmacy network, a wholly-owned affiliated commercial pharmacy, nationwide laboratory and diagnostic testing capabilities, a fully integrated electronic medical records ("EMR") system and a patient care and service call center. These capabilities are integrated by an industry-leading, proprietary telehealth technology that supports a broad range of primary care, chronic disease and lifestyle healthcare needs. Currently, LifeMD treats approximately 328,000 active patient subscribers across a range of their medical needs including primary care, men's sexual health, weight management, sleep, hair loss and hormonal therapy by providing telehealth clinical services and prescription and over-the-counter ("OTC") treatments, as medically appropriate. Our virtual primary care services are primarily offered on a subscription basis. Since inception, we have helped more than 1,387,000 customers and patients by providing them with greater access to high quality, convenient, and affordable care.

Our mission is to empower people to live healthier lives by increasing access to high-quality and affordable virtual and in-home healthcare. We believe our success has been, and will continue to be, attributable to an amazing patient experience, made possible by attracting and retaining the highest-quality providers in the country, and our vertically integrated care platform. As we continue to pursue long-term growth, we plan to continue to introduce new telehealth product and service offerings that complement our already expansive treatment areas.

In June 2024, the Company launched the acceptance of private health insurance for its virtual primary care services, including weight management for medically qualified patients. Initially available in select states, the Company plans to continue enrollments with private payors to facilitate access to medically necessary services, ultimately having broad coverage options across all 50 states. In April 2025, the Company expanded acceptance of insurance to Medicare beneficiaries for qualifying care. Initially available to more than 21 million Medicare Part B beneficiaries in 26 states, the Company has continued investing in its Medicare Part B offering and now has the infrastructure in place to deliver qualifying services to Medicare Part B beneficiaries across 49 states. The One Big Beautiful Bill Act (the "OBBBA"), which was signed in July 2025, permanently extends the safe harbor for high-deductible health plans to cover telehealth services before the deductible is met, effective for plan years starting on or after January 1, 2025. This ensures employees with health savings accounts can access, and employers can offer, pre-deductible virtual care without losing tax-advantaged status.

Developments in 2025

Key developments in our business during 2025 are described below:

Discontinued Operations

On November 4, 2025, we sold our majority ownership interest in WorkSimpli to Lion Buyer, LLC. This transaction represents a key milestone in the Company's strategic transformation, further positioning the Company as a pure-play healthcare company exclusively focused on expanding its virtual care and pharmacy offerings. WorkSimpli is classified as discontinued operations for all periods presented in these consolidated financial statements included in this Annual Report on Form 10-K. The Company recorded a gain on sale of discontinued operations, net of tax, of $21.3 million which is included in net income from discontinued operations in the consolidated statement of operations for the year ended December 31, 2025. See Note 4—Discontinued Operations to our consolidated financial statements included in this report.

Optimal Human Health MD ("OHHMD" Acquisition)

On April 24, 2025, the Company closed on the OHHMD Asset Purchase Agreement (the "OHHMD APA") with OHHMD, PLLC, a North Carolina professional limited liability company, Doug Lucas, DO, the sole member of OHHMD, and the Company's affiliate LifeMD Southern Patient Medical Care, P.C., a Florida professional corporation (the "PC Purchaser"), whereby the Company and the PC Purchaser acquired certain intangible assets of OHHMD, a nationwide virtual care provider focused on women's health and hormone replacement therapies. The acquisition marked the launch of the Company's official entry into the women's health market and establishes a scalable clinical foundation for a comprehensive virtual health program under the LifeMD brand, focused on hormone health, bone density, metabolism, and long-term wellness.

Results of Operations

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

Our financial results for the year ended December 31, 2025 are summarized as follows in comparison to the year ended December 31, 2024:

	December 31, 2025		December 31, 2024	
	$	% of Sales	$	% of Sales
Telehealth revenue, net	$ 194,055,198	100.00%	$ 154,824,075	100.00%
Cost of telehealth revenue	27,714,808	14.28%	21,440,799	13.85%
Gross profit	166,340,390	85.72%	133,383,276	86.15%
Selling and marketing expenses	86,074,473	44.34%	70,102,961	45.28%
General and administrative expenses	57,937,023	29.86%	57,947,932	37.43%
Customer service expenses	11,579,636	5.97%	10,217,654	6.60%
Other operating expenses	11,073,155	5.71%	8,659,712	5.59%
Development costs	7,345,797	3.79%	6,857,005	4.43%
Total expenses	174,010,084	89.67%	153,785,264	99.33%
Operating loss from continuing operations	(7,669,694)	(3.95)%	(20,401,988)	(13.18)%
Interest expense, net	(1,360,967)	(0.70)%	(2,175,405)	(1.40)%
Loss on debt extinguishment	(1,155,851)	(0.60)%	-	-%
Loss from continuing operations before income taxes	(10,186,512)	(5.25)%	(22,577,393)	(14.58)%
Income tax provision	(45,721)	(0.02)%	(598,000)	(0.39)%
Net loss from continuing operations	(10,232,233)	(5.27)%	(23,175,393)	(14.97)%
Net income from discontinued operations	25,852,024	13.32%	2,315,252	1.50%
Net income (loss)	15,619,791	8.05%	(20,860,141)	(13.47)%
Net income attributable to non-controlling interest of discontinued operations	1,265,685	0.65%	548,875	0.36%
Net income (loss) attributable to LifeMD, Inc.	14,354,106	7.40%	(21,409,016)	(13.83)%
Preferred stock dividends	(3,106,250)	(1.60)%	(3,106,250)	(2.00)%
Net income (loss) attributable to common stockholders	$ 11,247,856	5.80%	$ (24,515,266)	(15.83)%

Telehealth revenue, net. Telehealth revenues for the year ended December 31, 2025 were approximately $194.1 million, an increase of 25% compared to approximately $154.8 million for the year ended December 31, 2024. The increase in telehealth revenues was attributable to an increase in online sales demand primarily related to telehealth subscription revenue which experienced an increase of approximately $45.6 million during the year ended December 31, 2025 compared to the year ended December 31, 2024.

Cost of telehealth revenue. Cost of telehealth revenues, which primarily include product costs, pharmacy fulfilment costs, physician consult fees, and shipping costs directly attributable to our prescription and OTC products increased by approximately 29% to approximately $27.7 million for the year ended December 31, 2025 compared to approximately $21.4 million for the year ended December 31, 2024. The cost of telehealth revenue increase was due to increased telehealth sales volume during the year ended December 31, 2025 when compared to the year ended December 31, 2024. Telehealth costs stayed consistent at 14% of associated telehealth revenues during both the year ended December 31, 2025 and 2024.

Gross profit. Gross profit increased by approximately 25% to approximately $166.3 million for the year ended December 31, 2025 compared to approximately $133.4 million for the year ended December 31, 2024. Gross profit as a percentage of revenues stayed consistent at 86% for both the year ended December 31, 2025 and 2024.

Total expenses. Operating expenses for the year ended December 31, 2025 were approximately $174.0 million, as compared to approximately $153.8 million for the year ended December 31, 2024. This represents an increase of 13%, or $20.2 million. The increase is primarily attributable to:

(i) Selling and marketing expenses: This mainly consists of online marketing and advertising expenses. During the year ended December 31, 2025, the Company had an increase of approximately $16.0 million, or 23%, in selling and marketing costs resulting from additional sales and marketing initiatives to drive the current period's sales growth primarily for LifeMD virtual primary care. This ramp up is expected to both increase and maintain sustained revenue growth in future years, based on the Company's recurring revenue subscription-based sales model.

(ii) Customer service expenses: This consists of rent, insurance, payroll and benefit expenses related to the Company's patient care center in South Carolina. During the year ended December 31, 2025, the Company had an increase of approximately $1.4 million, or 13%, primarily related to increases in infrastructure costs and compensation costs due to increased headcount to support the Company's growth.

(iii) Other operating expenses: This consists of rent and lease expense, insurance, office supplies and software subscriptions, royalty expense and bank charges. During the year ended December 31, 2025, the Company had an increase of approximately $2.4 million, or 28%, primarily related to increases in software subscriptions.

(iv) Development costs: This mainly relates to third-party technology services for developing and maintaining our online platforms and information technology services for our online products. During the year ended December 31, 2025, the Company had an increase of approximately $489 thousand, or 7%, primarily resulting from technology platform improvements and amortization expenses.

These increases in operating expenses were partially offset by a decrease in general and administrative expenses. This category mainly consists of stock-based compensation expense, merchant processing fees, payroll expenses for corporate employees, taxes and licenses, amortization expense and legal and professional fees. During the year ended December 31, 2025, the Company had a decrease of approximately $11 thousand, or 0.02%, in general and administrative expenses. Decreases in stock-based compensation expense of $1.7 million and taxes and licenses of $236 thousand were partially offset by increases in legal and professional fees of $1.3 million and merchant processing fees of $490 thousand.

Interest expense, net. Interest expense, net consists of interest expense on the Avenue Facility (as defined below), partially offset by interest income on the Company's cash account balances for the year ended December 31, 2025 and interest expense related to the Avenue Facility and notes payable, partially offset by interest income on the Company's cash account balances for the year ended December 31, 2024. Interest expense decreased by approximately $814 thousand during the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to the extinguishment of the Avenue Facility during the year ended December 31, 2025.

Loss on debt extinguishment. The Company recorded a $1.2 million loss on debt extinguishment related to the repayment of the Avenue Facility during the year ended December 31, 2025 due to a prepayment penalty and various fees associated with the Avenue Facility. There were no similar losses on debt extinguishment recorded during the year ended December 31, 2024.

Working Capital (Deficit)

	December 31, 2025	December 31, 2024
Current assets	$ 51,831,465	$ 52,369,360
Current liabilities	41,573,365	67,400,168
Working capital (deficit)	$ 10,258,100	$ (15,030,808)

Working capital increased by approximately $25.3 million during the year ended December 31, 2025. Current assets decreased by approximately $538 thousand, which was primarily attributable to a decrease of $3.4 million related to the Company's current assets of discontinued operations that were sold on November 4, 2025 and a decrease in accounts receivable of $1.2 million, partially offset by an increase in cash of approximately $4.1 million. Current liabilities decreased by approximately $25.8 million, which was primarily attributable to a decrease of $8.9 million related to the Company's current liabilities of discontinued operations that were sold on November 4, 2025, a decrease in the current portion of long-term debt of $8.4 million, a decrease in deferred revenue of approximately $6.3 million, and a net decrease in accounts payable and accrued expenses of $2.5 million.

Liquidity and Capital Resources

	Year Ended December 31,	
	2025	2024
Net cash provided by operating activities	$ 8,280,175	$ 17,513,190
Net cash provided by (used in) investing activities	6,908,231	(11,536,318)
Net cash used in financing activities	(13,407,012)	(4,118,673)
Net increase in cash	1,781,394	1,858,199

Net cash provided by operating activities was approximately $8.3 million for the year ended December 31, 2025, as compared with approximately $17.5 million for the year ended December 31, 2024. Significant factors contributing to net cash provided by operating activities during the year ended December 31, 2025, include: (1) $10.5 million in non-cash stock-based compensation charges, (2) $7.5 million in non-cash depreciation and amortization, (3) net cash provided by operating activities of discontinued operations of $6.0 million, (4) the $1.2 million loss on debt extinguishment recorded related to the repayment of the Avenue Facility on August 5, 2025, and (5) a decrease in accounts receivable of $1.2 million. These factors were partially offset by: (1) the Company's net loss from continuing operations of $10.2 million, (2) a decrease in deferred revenue of $6.3 million, and (3) a net decrease in accounts payable and accrued expenses of $2.5 million. The significant factors contributing to net cash provided by operating activities during the year ended December 31, 2024, include: (1) an increase in accounts payable and accrued expenses of $14.9 million, (2) $12.2 million in non-cash stock-based compensation charges, (3) an increase in deferred revenue of $9.8 million, (4) $6.6 million in non-cash depreciation and amortization, and (5) net cash provided by operating activities of discontinued operations of $3.1 million. These factors were partially offset by the Company's net loss from continuing operations of $23.2 million for the year ended December 31, 2024 and an increase in accounts receivable of $4.5 million.

Net cash provided by investing activities for the year ended December 31, 2025 was approximately $6.9 million, as compared with net cash used in investing activities of $11.5 million for the year ended December 31, 2024. Net cash provided by investing activities for the year ended December 31, 2025 was primarily due to net cash provided by investing activities of discontinued operations, including the net proceeds received from the WorkSimpli sale of $19.4 million, partially offset by cash paid for capitalized software costs of approximately $7.6 million, and cash paid for the purchase of equipment of approximately $1.9 million. Net cash used in investing activities for the year ended December 31, 2024 was primarily due to cash paid for capitalized software costs of approximately $6.7 million and cash paid for the purchase of equipment of $1.5 million. Net cash used in investing activities of discontinued operations was $3.3 million for the year ended December 31, 2024.

Net cash used in financing activities for the year ended December 31, 2025 was approximately $13.4 million as compared with approximately $4.1 million for the year ended December 31, 2024. Significant factors contributing to net cash used in financing activities during the year ended December 31, 2025, include: (1) total repayments of debt instruments of $18.7 million, of which $14.7 million relates to the extinguishment of the Avenue Facility on August 5, 2025 and $4.0 million relates to principal payments made on the Avenue Facility prior to extinguishment, and (2) preferred stock dividends of approximately $3.1 million, partially offset by $8.7 million net proceeds received related to sales of common stock under the ATM Sales Agreement and $471 thousand of cash proceeds received from the exercise of options and warrants. Net cash used in financing activities of discontinued operations was $774 thousand for the year ended December 31, 2025. During the year ended December 31, 2024, net cash used in financing activities consisted of: (1) preferred stock dividends of approximately $3.1 million, and (2) repayments of notes payable of approximately $328 thousand, partially offset by proceeds from the exercise of options of approximately $120 thousand. Net cash used in financing activities of discontinued operations was $805 thousand for the year ended December 31, 2024.

Liquidity and Capital Resources Outlook

To date, the Company has been funding operations primarily through cash generated from operating activities, issuance of common and preferred stock, and through loans and advances. Our primary short-term and long-term requirements for liquidity and capital are for customer acquisitions, funding business acquisitions and investments we may make from time to time, working capital including our noncancelable operating lease obligations, long-term debt obligations, capital expenditures and general corporate purposes. For more information on our operating lease obligations, see Note 11—Leases to our consolidated financial statements included in this report.

On March 21, 2023, the Company entered into and closed on a loan and security agreement (the "Avenue Credit Agreement"), and a supplement to the Credit Agreement (the "Avenue Supplement"), with Avenue Venture Opportunities Fund II, L.P. and Avenue Venture Opportunities Fund, L.P. (collectively, "Avenue"). The Avenue Credit Agreement provided for a convertible senior secured credit facility of up to an aggregate amount of $40 million, comprised of the following: (1) $15 million in term loans funded at closing, (2) $5 million of additional committed term loans which the Company received on September 26, 2023 under the First Amendment to the Avenue Credit Agreement (the "Avenue First Amendment") and (3) $20 million of additional uncommitted term loans, collectively referred to as the "Avenue Facility". The Company issued Avenue warrants to purchase $1.2 million of the Company's common stock at an exercise price of $1.24, subject to adjustments, of which $660 thousand have been exercised (the "Avenue Warrants"). In addition, Avenue converted $2 million of the $15 million in term loans funded at closing into shares of the Company's common stock at a price per share equal to $1.49. Proceeds from the Avenue Facility were used to repay the Company's outstanding notes payable balances with CRG Financial. On

August 5, 2025, the Company paid the remaining $14.0 million in outstanding principal payments on the Avenue Facility and the prepayment penalty as noted in the Avenue Credit Agreement. As of December 31, 2025, there is no outstanding balance on the Avenue Facility. The Company recorded a loss on debt extinguishment of $1.2 million within its consolidated financial statements for the year ended December 31, 2025. As of December 31, 2025, $540 thousand Avenue Warrants remain outstanding.

The Company entered into an At Market Issuance Sales Agreement (the "ATM Sales Agreement") with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the sale of its common stock. In accordance with the terms of the ATM Sales Agreement, the Company may, but is not obligated to, offer and sell, from time to time, shares of common stock, through or to the Agents, acting as agent or principal. Sales of common stock, if any, will be made by any method permitted that is deemed an "at the market offering" as defined in Rule 415 under the Securities Act. On June 7, 2024, the Company filed a shelf registration statement on Form S-3 under the Securities Act, which was declared effective on July 18, 2024 (the "2024 Shelf"). Under the 2024 Shelf at the time of effectiveness, the Company had the ability to raise up to $150.0 million by selling common stock, preferred stock, debt securities, warrants, and units including $53.3 million of its common stock under the ATM Sales Agreement. During the year ended December 31, 2025, the Company sold 762,990 shares of common stock under the ATM Sales Agreement and net proceeds received were $8.7 million. As of December 31, 2025, the Company had $44.6 million available under the ATM Sales Agreement.

The Company expects that its existing cash as of December 31, 2025 of $36.8 million will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the next 12 months from the issuance date of the consolidated financial statements included in this Annual Report on Form 10-K.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking into account our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our financial statements that require estimation but are not deemed critical, as defined above.

Our significant accounting policies are more fully described in Note 2—Basis of Presentation and Summary of Significant Accounting Policies to our consolidated financial statements included in this report.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, to improve its income tax disclosure requirements. Under ASU 2023-09, entities must annually: (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 became effective for the Company's annual period beginning on January 1, 2025. The Company adopted this guidance in the fourth quarter of 2025 on a prospective basis. Refer to Note 14—Income Taxes for additional information.

Other Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)* to improve the disclosures about a public business entity's expenses and provide more detailed information about the types of expenses included in certain expense captions in the consolidated financial statements. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and the amendments in this update should be applied either prospectively or retrospectively. The Company is evaluating the impact this guidance will have on the disclosures in the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, to simplify and modernize the accounting for internal-use software costs. The amendments remove references to prescriptive software development stages and clarify that capitalization of eligible software development costs begins when management authorizes and commits to funding the project and it is probable the project will be completed, and the software will be used as intended. The amendments in this update are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual periods. Early adoption is permitted, and the guidance may be applied prospectively, retrospectively, or using a modified approach for in-process projects. The Company is evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

All other accounting standards updates that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by Item 8 is included following the "Index to Financial Statements" on page F-1 contained in this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to provide reasonable assurance that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025 due to the material weaknesses in our internal control over financial reporting described below.

In designing disclosure controls and procedures, our management is required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its chief executive and chief financial officers and effected by the Company's Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our chief executive officer and chief financial officer, has assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework established in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon that evaluation and subject to the foregoing, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective as December 31, 2025 due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be detected or prevented on a timely basis.

We identified material weaknesses in our internal control over financial reporting as we did not:

(i)   design and maintain effective controls related to the recording of net revenue as agent in certain arrangements with the Company's third-party pharmacy providers. This material weakness resulted in immaterial misstatements of revenue, deferred revenue, accounts receivable and accrued expenses in the 2023 annual and the Q3 and Q4 interim financial statements, the 2024 annual and interim financial statements, and the Q1 and Q2 2025 interim financial statements that resulted in the revision of the previously issued annual and interim consolidated financial statements.

(ii)   design and maintain effective controls to verify the appropriateness of segregation of duties, including assessment of incompatible duties, identification of instances where incompatible duties were assigned to individuals, and addressing conflicts on a timely basis. This material weakness did not result in a misstatement to our interim or annual consolidated financial statements.

(iii)   design and maintain effective business process controls related to Information Produced by the Entity ("IPE") and system generated IPE. Specifically, we did not design effective controls to review and approve procedures over key information utilized in the performance of the control. This material weakness did not result in a misstatement to our interim or annual consolidated financial statements.

(iv)   design and maintain effective controls over information technology ("IT") general controls for information systems that are relevant to the preparation of our consolidated financial statements and the effectiveness of IT-dependent controls. Specifically, we did not design and maintain: (a) user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel; (b) program change management controls to ensure that program and data changes are identified, tested, authorized and implemented appropriately; (c) computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; (d) program development controls to ensure that new software development is tested, authorized and implemented appropriately, and (e) review of key third-party service provider Systems and Organizational Controls ("SOC") reports. These material weaknesses did not result in a misstatement to our interim or annual consolidated financial statements.

Additionally, these material weaknesses could result in the misstatement of the interim or annual consolidated financial statements that would result in a material misstatement to the interim or annual consolidated financial statements that would not be prevented or detected.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, as stated in their report, which is included in Part II, Item 8 of this Form 10-K.

Management's Plan to Remediate the Material Weaknesses

To remediate the material weaknesses, our management, with oversight from our audit committee, implemented a remediation plan. The Company has taken the following steps to further our remediation:

Actions taken to date:

(i)   documented and maintained evidence of the completeness and accuracy of manually generated IPE and system generated IPE and review of controls, including focused training for process owners;

(ii)   formalized user access, change management and computer operations controls of our internal information systems as well as SOC report reviews for in-scope third-party systems;

(iii)   implemented focused ITGC training for key system owners; and

(iv)   increased the frequency of user access reviews of our internal information systems.

Actions still to be taken:

(i) modifying system reporting over revenue to ensure completeness and accuracy of information used in the calculation of revenue, deferred revenue, accounts receivable and accrued expenses for customers of a specific contract;

(ii) designing and implementing a reconciliation process over the recording of net revenue as agent in certain arrangements with the Company's third-party pharmacy providers to ensure completeness and accuracy of information;

(iii) implementing focused user access deprovisioning training for key system owners particularly for external contractor deprovisioning;

(iv) designing policies, procedures and controls related to program development to ensure new software programs are tested, authorized and implemented appropriately, including focused training for key system owners; and

(v) designing and implementing controls over segregation of duties, including: (a) modifying and validating the journal entry approval process within the general ledger system; (b) reassigning preparation and review responsibilities over certain account reconciliations and financial statement variance analyses to ensure appropriate segregation of duties; (c) implementing controls related to the opening and closing of accounting periods to ensure there are independent reviews and approvals in place; (d) implementing independent review controls over vendor master data, and (e) implementing review controls over chart of account modifications.

These material weaknesses will not be remediated until all of the related control activities have been fully designed, implemented and operating effectively for a sufficient period of time.

During 2025, the Company invested significantly in our IT environment, enhanced key ITGCs, improved documentation and review of IPE, strengthened oversight of third-party service providers, and implemented additional monitoring activities across several control areas. Management believes these efforts will support the continued execution of the remediation plan into 2026.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On November 24, 2025, Jessica Friedeman, Chief Marketing and Product Officer, adopted a Rule 10b5-1 trading arrangement that is intended to satisfy the affirmative defense of Rule 10b5-1(c) for the sale of up to 100,000 shares of the Company's common stock, at various limit prices above the current market price of the Company's common stock as of the plan adoption date, with such transactions to occur during sale periods beginning on or after March 23, 2026 and ending on the earlier of October 29, 2027 or the date on which all shares authorized for sale have been sold in conformance with the terms of the arrangement.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information regarding directors standing for election at our 2026 Annual Meeting of Stockholders is incorporated by reference to the information under the caption "Proposal 1: Election of Directors," in the proxy statement to be filed within 120 days of our fiscal year end (the "Proxy Statement").

Information regarding our Audit Committee and Audit Committee financial experts is incorporated by reference to the information under the caption "Corporate Governance – Board Committees" in the Proxy Statement.

Information regarding our executive officers is incorporated by reference to the information under the caption "Corporate Governance – Executive Officers" in the Proxy Statement.

Information regarding our Code of Ethics is incorporated by reference to the information under the caption "Corporate Governance – Code of Ethics" in the Proxy Statement.

Information regarding delinquent Section 16 reports filed in 2025 is incorporated by reference to the information under the caption "Corporate Governance – Delinquent Section 16 Reports" in the Proxy Statement.

Information regarding our Insider Trading Policy is incorporated by reference to the information under the caption "Insider Trading Policy" in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference to the information under the captions "Executive Compensation" and "Director Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Information regarding our equity compensation plans is incorporated by reference to the information under the caption "Equity Compensation Plan Information" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding director independence is incorporated by reference to the information under the caption "Corporate Governance – Determination of Director Independence" in the Proxy Statement.

Information regarding related transactions is incorporated by reference to the information under the caption "Certain Relationships and Related Transactions" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is incorporated by reference to the information under the caption "Audit Related Matters" in the Proxy Statement.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements.

For a list of the financial statements included herein, see Table of Contents to the Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K, incorporated into this Item by reference.

(2) Financial Statement Schedules.

Certain schedules are omitted because they are not applicable, or are not required by smaller reporting companies.

(3) Exhibits.

The following exhibits are included as part of this Annual Report.

		Incorporated by Reference		
Exhibit Number	**Exhibit Description**	**Form**	**Exhibit**	**Filing Date/ Period End Date**
2.1	Stock Purchase Agreement, dated as of January 11, 2022, by and among Cleared Technologies, PBC, identified stockholders, and LifeMD, Inc.	8-K	2.1	1/12/2022
2.2	Amendment to Stock Purchase Agreement, dated as of February 4, 2023, by and among Cleared Technologies, PBC, identified stockholders, and LifeMD, Inc.	8-K	2.1	2/10/2023
2.3	Stock Purchase Agreement, dated November 4, 2025, by and among LifeMD, Inc., Lion Buyer, LLC, WorkSimpli Software LLC, and the seller parties thereto	8-K	10.1	11/4/2025
2.4	Amendment to Stock Purchase Agreement, dated as of February 4, 2023	8-K	2.1	2/10/2023
3.1	Certificate of Incorporation, As Amended	10-K	3.1	3/22/2023
3.2	Bylaws of Immudyne, Inc., effective April 9, 2018	S-1	3.3	10/18/2012
4.1	Form of Convertible Note	8-K	4.1	8/19/2019
4.2	Form of Warrant	8-K	4.2	8/19/2019
4.3	Form of Convertible Redeemable Promissory Note	8-K	4.1	5/27/2020
4.4	Form of PA Warrant	8-K	4.1	11/4/2020
4.5	Form of Non-Qualified Option Agreement (Non-Employee Director Awards)	8-K	4.2	1/14/2021
4.6	Form of Non-Qualified Option Agreement (Employee Awards)	8-K	4.3	1/14/2021
4.7	Form of Restricted Stock Award Agreement	8-K	4.4	1/14/2021
4.8	Description of Securities	10-K	4.9	3/7/2022
4.9	Form of Debenture	8-K	4.1	6/3/2021
4.10	Form of Warrant	8-K	4.2	6/3/2021
4.11	Form of Senior Indenture	S-3	4.5	6/8/2021
4.12	Form of Subordinated Indenture	S-3	4.6	6/8/2021
10.1#	Employment Agreement by and between the Company and Mr. Sean Fitzpatrick, dated July 23, 2018	8-K	10.2	10/29/2018
10.2#	Employment Agreement by and between the Company and Mr. Stefan Galluppi, dated March 18, 2019	10-Q	10.10	8/14/2019
10.3 #	First Amendment to Employment Agreement by and between Stefan Galluppi and Conversion Labs, Inc., dated April 1, 2020	S-8	4.11	1/13/2025
10.4 #	Second Amendment to Employment Agreement by and between Stefan Galluppi and LifeMD, Inc., dated November 15, 2021	S-8	4.12	1/13/2025
10.5 #	Third Amendment to Employment Agreement by and between Stefan Galluppi and LifeMD, Inc., dated December 28, 2021	S-8	4.13	1/13/2025
10.6 #	Fourth Amendment to Employment Agreement by and between Stefan Galluppi and LifeMD, Inc., dated October 12, 2023	S-8	4.14	1/13/2025

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date/ Period End Date
10.7	Membership Interest Purchase Agreement by and between the Company, Conversion Labs PR LLC, Taggart International Trust and American Nutra Tech LLC, dated April 25, 2019	8-K	10.1	7/31/2019
10.8	Second Amended and Restated Limited Liability Company Operating Agreement of Conversion Labs PR	8-K	10.2	7/31/2019
10.9	Operating Agreement of Conversion Labs RX, LLC	8-K	10.1	6/7/2019
10.10#	Fitzpatrick Amendment by and between the Company and Mr. Sean Fitzpatrick	8-K	10.1	1/24/2020
10.11#	Employment Agreement, dated July 26, 2018, between the Company and Mr. Nicholas Alvarez	8-K	10.2	1/24/2020
10.12	Consulting Agreement by and between the Company and Auxo Technology Labs	10-Q	10.8	5/19/2020
10.13	Secured Convertible Promissory Note, dated July 27, 2020	8-K	10.1	7/28/2020
10.14	Form Securities Purchase Agreement	8-K	10.1	8/31/2020
10.15	Form of Warrant	8-K	10.2	8/31/2020
10.16	Form of Registration Rights Agreement	8-K	10.3	8/31/2020
10.17	Form of Consulting Agreement	8-K	10.4	8/31/2020
10.18	Form of Warrant Purchase Agreement	8-K	10.5	8/31/2020
10.19	Form of Consulting Warrant	8-K	10.6	8/31/2020
10.20	Form of Purchased Warrant	8-K	10.7	8/31/2020
10.21	First Amendment to Consulting Agreement, dated September 29, 2020, between Blue Horizon Consulting, LLC and Conversion Labs, Inc.	8-K	10.1	9/30/2020
10.22	Form of Securities Purchase Agreement	8-K	10.1	11/4/2020
10.23	Form of Registration Rights Agreement	8-K	10.2	11/4/2020
10.24	Form of Lock-Up Agreement	8-K	10.3	11/4/2020
10.25#	Employment Agreement, dated November 20, 2020 by and between Conversion Labs, Inc. and Eric H. Yecies	8-K	10.1	11/25/2020
10.26#	Amended and Restated Employment Agreement, dated December 8, 2020, by and between Conversion Labs, Inc. and Nicholas Alvarez	8-K	10.1	12/11/2020
10.27#	Employment Agreement, dated January 11, 2021, by and between the Company and Anthony Puopolo	8-K	10.1	1/14/2021
10.28	Form of CVLB PR Exchange Agreement	8-K	10.1	1/26/2021
10.29	Form of CVLB PR MIPA	8-K	10.2	1/26/2021
10.30	Form of Founding Members MIPA	8-K	10.3	1/26/2021
10.31	Amendment to LSS Operating Agreement	8-K/A	10.4	1/28/2021
10.32#	Employment Agreement, dated February 4, 2021, by and between the Company and Marc Benathen	8-K	10.1	2/10/2021
10.33	Form of Securities Purchase Agreement	8-K	10.1	2/12/2021
10.34	Form of Registration Rights Agreement	8-K	10.2	2/12/2021
10.35	Form of Securities Purchase Agreement, dated June 1, 2021, by and between the Company and the Purchasers	8-K	10.1	6/3/2021
10.36	Form of Registration Rights Agreement	8-K	10.2	6/3/2021
10.37	Form of Company Security Agreement	8-K	10.3	6/3/2021
10.38	Form of Guarantor Security Agreement	8-K	10.4	6/3/2021
10.39	Form of Guaranty Agreement	8-K	10.5	6/3/2021
10.40	Form of Intellectual Property Security Agreement	8-K	10.6	6/3/2021
10.41#	First Amendment to the Amended and Restated Employment Agreement between Nicholas Alvarez and LifeMD, Inc., dated July 19, 2021	8-K	10.1	7/22/2021
10.42#	Fourth Renewed Director Agreement, dated December 2, 2024, by and between LifeMD, Inc. and Roberto Simon	S-8	4.34	1/13/2025
10.43#	Fourth Renewed Director Agreement, dated December 2, 2024, by and between LifeMD, Inc. and John Strawn	10-K	10.43	3/11/2025

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date/ Period End Date
10.44#	Third Renewed Director Agreement, dated December 6, 2024, by and between LifeMD, Inc. and Dr. Joseph V. DiTrolio	10-K	10.44	3/11/2025
10.45#	First Amendment dated January 27, 2022 to the Employment Agreement between Marc Benathen and LifeMD, Inc.	8-K	10.1	2/2/2022
10.46#	First Amendment dated January 27, 2022 to the Employment Agreement between Eric Yecies and LifeMD, Inc.	8-K	10.2	2/2/2022
10.47#	First Amendment dated February 4, 2022 to the Employment Agreement between Maria Stan and LifeMD, Inc.	8-K	10.1	2/7/2022
10.48#	Employment Agreement dated March 15, 2021 between Maria Stan and LifeMD, Inc.	8-K	10.2	2/7/2022
10.49#	Second Amendment to Employment Agreement, dated November 7, 2023, between Maria Stan and LifeMD, Inc.	S-8	4.24	1/13/2025
10.50#	Employment Agreement between Jessica Friedeman and LifeMD, Inc. dated January 3, 2023	10-K	10.82	3/22/2023
10.51#	Director Agreement, dated February 9, 2023, between LifeMD, Inc. and Joan LaRovere	8-K	10.1	2/10/2023
10.52#	First Amendment to the Director Agreement, dated January 20, 2024, between Dr. Joan LaRovere and LifeMD, Inc.	S-8	4.43	1/13/2025
10.53#	Second Amendment to the Director Agreement, dated December 20, 2024, between Dr. Joan LaRovere and LifeMD, Inc.	S-8	4.44	1/13/2025
10.54	Loan and Security Agreement among LifeMD, Inc., Avenue Venture Opportunities Fund II, L.P. and Avenue Venture Opportunities Fund, L.P., dated March 21, 2023	8-K	10.1	3/23/2023
10.55	Supplement to Loan and Security Agreement among LifeMD, Inc., Avenue Venture Opportunities Fund II, L.P. and Avenue Venture Opportunities Fund, L.P., dated March 21, 2023	8-K	10.2	3/23/2023
10.56	Form of Warrant issued to Avenue Venture Opportunities	8-K	10.3	3/23/2023
10.57	Form of Promissory Note issued to Avenue Venture Opportunities	8-K	10.4	3/23/2023
10.58#	Second Amendment dated June 15, 2023 to the Employment Agreement between Eric Yecies and LifeMD, Inc.	8-K	10.3	6/20/2023
10.59#	Director Agreement, dated June 20, 2023 between LifeMD, Inc. and William J. Febbo	8-K	10.1	6/22/2023
10.60#	Consulting Services Agreement, dated May 30, 2023, between LifeMD, Inc. and William J. Febbo	8-K	10.4	6/22/2023
10.61	First Amendment dated September 26, 2023 to the Credit Agreement among Avenue Venture Opportunities Fund II, L.P., Avenue Venture Opportunities Fund, L.P. and LifeMD, Inc.	10-Q	1.1	11/8/2023
10.62#	Second Amendment dated July 11, 2023 to the Employment Agreement between Marc Benathen and LifeMD, Inc.	8-K	10.3	7/14/2023
10.63#	Amended and Restated First Amendment dated July 26, 2023 to the Amended and Restated Employment Agreement between Nicholas Alvarez and LifeMD, Inc.	10-Q	10.3	11/8/2023
10.64#	Employment Agreement dated April 1, 2022 between Justin Schreiber and LifeMD, Inc.	8-K	10.1	11/14/2023
10.65#	First Amendment dated November 13, 2023 to the Employment Agreement between Justin Schreiber and LifeMD, Inc. (incorporated by reference to Exhibit 10.108 to the Form 10-K filed with the SEC on March 11, 2024)	8-K	10.2	11/14/2023
10.66#	Second Amendment dated December 24, 2024 to the Employment Agreement between Justin Schreiber and LifeMD, Inc.	8-K	10.1	12/31/2024
10.67#	Separation Agreement dated March 9, 2024 between Brad Roberts and LifeMD, Inc.	10-K	10.110	3/11/2024
10.68#	Employment Agreement, dated December 13, 2021, between Dennis Wijnker and LifeMD, Inc.	10-K	10.68	3/11/2024

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date/ Period End Date
10.69#	Director Agreement, dated April 26, 2024, between LifeMD, Inc. and Calum MacRae	8-K	10.1	5/02/2024
10.70#	Third Amended and Restated 2020 Equity and Incentive Plan	8-K	10.1	6/18/2024
10.71	Warehouse Lease Agreement, dated February 20, 2024, by and between Running Pump Business Center, LLC and LifeMD, Inc.	10-Q	10.1	11/07/2024
10.72	First Amendment to Warehouse Lease Agreement, dated February 20, 2024, by and between Running Pump Business Center, LLC and LifeMD, Inc.	10-Q	10.2	11/07/2024
10.73	Second Amendment to Warehouse Lease Agreement, dated February 20, 2024, by and between Running Pump Business Center, LLC and LifeMD Pharmacy Services, LLC	10-Q	10.3	11/07/2024
10.74	First Amendment to Office Lease Agreement, dated May 6, 2024, by and between 236 Fifth Leasehold, LLC and LifeMD, Inc.	10-Q	10.4	11/07/2024
10.75	201 Brookfield Parkway Lease Agreement, dated September 17, 2024, by and between Front Street - Brookfield, LLC and LifeMD, Inc.	10-Q	10.5	11/07/2024
10.76#	First Amendment to the Employment Agreement, dated August 18, 2024, between Dennis Wijnker and LifeMD, Inc.	S-8	4.30	1/13/2025
10.77#	Stock Option Agreement, dated April 20, 2011, between ImmuDyne, Inc. and John R. Strawn	S-8	4.17	3/15/2024
10.78#	Stock Option Agreement, dated April 20, 2011, between ImmuDyne, Inc. and John R. Strawn	S-8	4.18	3/15/2024
10.79 #	Employment Agreement, dated June 20, 2023, between LifeMD, Inc. and Shane Biffar	10-K	10.79	3/11/2024
10.80*	Confidential Offer Letter, dated April 14, 2021 between LifeMD, Inc. and Shayna Webb Dray	8-K	10.1	7/31/2025
10.81*	First Amendment to Employment Agreement, dated November 8, 2023 between LifeMD, Inc. and Shayna Webb Dray	8-K	10.2	7/31/2025
10.82*	Second Amendment to Employment Agreement, dated May 7, 2024 between LifeMD, Inc. and Shayna Webb Dray	8-K	10.3	7/31/2025
10.83*	Third Amendment to Employment Agreement, dated July 27, 2025 between LifeMD, Inc. and Shayna Webb Dray	8-K	10.4	7/31/2025
10.84+	Stock Purchase Agreement, dated November 4, 2025, by and among LifeMD, Inc., Lion Buyer, LLC, WorkSimpli Software LLC, and the seller parties thereto	8-K	10.1	11/04/2025
10.85+	Credit Agreement between LifeMD, Inc., and Citizens Bank, N.A., dated January 2, 2026	8-K	10.1	1/06/2026
10.86	Guarantee Agreement among LifeMD, Inc., each of the Subsidiary Guarantors party thereto, and Citizens Bank, N.A., dated January 2, 2026	8-K	10.2	1/06/2026
10.87	Pledge and Security Agreement among LifeMD, Inc., each of the Guarantors party thereto, and Citizens Bank, N.A., dated January 2, 2026	8-K	10.3	1/06/2026
10.88	Revolving Loan Note issued by LifeMD, Inc. to Citizens Bank, N.A., dated January 2, 2026	8-K	10.4	1/06/2026
16.1	Letter from Marcum LLP, to the Securities and Exchange Commission, dated April 25, 2025.	8-K	16.1	4/25/2025
16.2	Letter from CBIZ CPAs P.C., to the Securities and Exchange Commission, dated August 21, 2025	8-K	16.1	8/21/2025
19	LifeMD, Inc. Insider Trading Policy	10-K	19	3/11/2024
21.1*	List of Subsidiaries			
23.1*	Independent Registered Public Accounting Firm's Consent (Marcum LLP)			
23.2*	Independent Registered Public Accounting Firm's Consent (PricewaterhouseCoopers LLP)			

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date/ Period End Date
24.1*	Powers of Attorney (included on signature page)			
31.1*	Rule 13a-14(a) / 15d-14(a) Certification of Chief Executive Officer.			
31.2*	Rule 13a-14(a) / 15d-14(a) Certification of Chief Financial Officer.			
32.1**	Section 1350 Certification of Chief Executive Officer.			
32.2**	Section 1350 Certification of Chief Financial Officer.			
97	Policy Relating to Recovery of Erroneously Awarded Compensation	10-K	97	3/11/2024
101.INS*	Inline XBRL Instance Document			
101.SCH*	Inline XBRL Taxonomy Extension Schema Document			
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document			
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document			
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document			
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)			

# Indicates management contract or compensatory plan, contract or arrangement.
+ Certain annexes, schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.
* Filed herewith.
**Furnished herewith

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFEMD, INC.

By: */s/ Justin Schreiber*
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
Justin Schreiber
Chief Executive Officer and Chairman of the Board of Directors
Date: March 10, 2026

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Justin Schreiber, Marc Benathen, Maria Stan, Eric Yecies and each of them severally, his or her true and lawful attorney in fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys in fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: */s/ Justin Schreiber*
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
Justin Schreiber
Chief Executive Officer and Chairman of the Board of Directors
(principal executive officer)
Date: March 10, 2026

By: */s/ Marc Benathen*
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
Marc Benathen
Chief Financial Officer
(principal financial officer)
Date: March 10, 2026

By: */s/ Maria Stan*
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
Maria Stan
Chief Accounting Officer and Controller
(principal accounting officer)
Date: March 10, 2026

By: */s/ Roberto Simon*
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
Roberto Simon
Director
Date: March 10, 2026

By: */s/ John Strawn*
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
John Strawn
Director
Date: March 10, 2026

By: */s/ Joseph DiTrolio*
      Joseph DiTrolio, M.D.
      Director
Date: March 10, 2026

By: */s/ Joan LaRovere*
      Joan LaRovere, M.D.
      Director
Date: March 10, 2026

By: */s/ Will Febbo*
      Will Febbo
      Director
Date: March 10, 2026

By: */s/ Calum MacRae*
      Calum MacRae
      Director
Date: March 10, 2026

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LIFEMD, INC.
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025

<u>TABLE OF CONTENTS</u>

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LifeMD, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of LifeMD, Inc. and its subsidiaries (the "Company") as of December 31, 2025, and the related consolidated statements of operations, of changes in stockholders' equity (deficit) and of cash flows for the year then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date as the Company did not design and maintain (i) effective controls related to the recording of net revenue as agent in certain arrangements with the Company's third-party pharmacy providers; (ii) effective controls to verify the appropriateness of segregation of duties; (iii) effective business process controls related to Information Produced by the Entity ("IPE") and system generated IPE; (iv) effective controls over information technology general controls for information systems that are relevant to the preparation of the Company's consolidated financial statements and the effectiveness of IT-dependent controls related to user access, program change management, computer operations, program development, and review of key third-party service provider Systems and Organizational Controls (SOC) reports.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Telehealth Subscription Revenue – Prescription Product Revenue Recorded as the Agent in the Arrangement with a Third-Party Pharmacy Provider

As described in Note 2 to the consolidated financial statements, the Company's telehealth subscription revenue was $113.3 million for the year ended December 31, 2025, a portion of which relates to prescription product revenue that the Company accounts for as the agent in the arrangement with a third-party pharmacy provider. For telehealth contracts that include the sale of prescription products, the Company maintains relationships with certain third-party pharmacies, which are licensed mail order pharmacies providing prescription fulfillment to the Company's customers. The third-party pharmacies fill prescription orders for customers who have received a prescription from a LifeMD PC provider. The Company may account for prescription product revenue as the principal or agent in the arrangement with its customers depending on the agreement with the related third-party pharmacy. Accounts receivable principally consist of amounts due from third-party merchant processors, who process the Company's subscription revenues; the merchant accounts balance receivable represents the charges processed by the merchants that have not yet been deposited with the Company.

The principal consideration for our determination that performing procedures relating to prescription product revenue recorded as the agent in the arrangement with a third-party pharmacy provider is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's telehealth subscription revenue recognition. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, material weaknesses were identified that impacted this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating management's accounting conclusion related to the principal versus agent relationship with a third-party pharmacy provider; (ii) testing revenue recognized for a sample of telehealth subscription revenue transactions with a third-party pharmacy provider by obtaining and inspecting invoices and cash receipts; (iii) testing a sample of pharmacy fill costs by obtaining and inspecting invoices from a third-party pharmacy provider; and (iv) confirming a sample of third-party merchant processor balances as of December 31, 2025 and, for confirmations not returned, testing the completeness and accuracy of certain data provided by management and developing an independent expectation of receivables and comparing the independent expectation to the amount recorded.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 10, 2026

We have served as the Company's auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
LifeMD, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of LifeMD, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations, changes in stockholders' (deficit) equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor from 2020 to 2025.

Marlton, New Jersey
March 11, 2025, except for the effects of Note 4 as to which the date is March 10, 2026

LIFEMD, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS		
Current Assets		
Cash	$ 36,786,318	$ 32,651,801
Accounts receivable	9,305,277	10,455,813
Product deposit	320,217	40,763
Inventory, net	2,773,576	2,797,358
Other current assets	2,646,077	3,003,539
Current assets of discontinued operations	-	3,420,086
Total Current Assets	51,831,465	52,369,360
Non-current Assets		
Equipment, net	2,444,717	1,439,573
Right of use assets, net	5,267,857	6,228,559
Capitalized software, net	10,604,946	9,305,919
Intangible assets, net	262,334	53,336
Non-current assets of discontinued operations	-	6,699,550
Total Non-current Assets	18,579,854	23,726,937
Total Assets	$ 70,411,319	$ 76,096,297
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable	$ 14,149,154	$ 10,904,671
Accrued expenses	15,974,016	21,756,619
Current operating lease liabilities	642,422	320,082
Current portion of convertible long-term debt	-	8,444,444
Deferred revenue	10,807,773	17,097,854
Current liabilities of discontinued operations	-	8,876,498
Total Current Liabilities	41,573,365	67,400,168
Long-term Liabilities		
Convertible long-term debt, net	-	9,885,057
Non-current operating lease liabilities	5,681,374	6,279,004
Non-current liabilities of discontinued operations	-	86,188
Total Liabilities	47,254,739	83,650,417
Commitments and contingencies (Note 12)		
Stockholders' Equity (Deficit)		
Series A Preferred Stock, $0.0001 par value; 1,610,000 shares authorized, 1,400,000 shares issued and outstanding, liquidation value approximately, $35.8 million as of December 31, 2025 and 2024	140	140
Common Stock, $0.01 par value; 100,000,000 shares authorized, 46,760,016 and 42,293,907 shares issued, 46,656,976 and 42,190,867 outstanding as of December 31, 2025 and 2024, respectively	467,600	422,939
Additional paid-in capital	251,455,616	230,508,339
Accumulated deficit	(228,603,075)	(239,850,931)
Treasury stock, 103,040 shares, at cost, as of December 31, 2025 and 2024	(163,701)	(163,701)
Total LifeMD, Inc. Stockholders' Equity (Deficit)	23,156,580	(9,083,214)
Non-controlling interest of discontinued operations	-	1,529,094
Total Stockholders' Equity (Deficit)	23,156,580	(7,554,120)
Total Liabilities and Stockholders' Equity (Deficit)	$ 70,411,319	$ 76,096,297

The accompanying notes are an integral part of these consolidated financial statements.

LIFEMD, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2025	2024
Telehealth revenue, net	$ 194,055,198	$ 154,824,075
Cost of telehealth revenue	27,714,808	21,440,799
Gross profit	166,340,390	133,383,276
Expenses		
Selling and marketing expenses	86,074,473	70,102,961
General and administrative expenses	57,937,023	57,947,932
Customer service expenses	11,579,636	10,217,654
Other operating expenses	11,073,155	8,659,712
Development costs	7,345,797	6,857,005
Total expenses	174,010,084	153,785,264
Operating loss from continuing operations	(7,669,694)	(20,401,988)
Interest expense, net	(1,360,967)	(2,175,405)
Loss on debt extinguishment	(1,155,851)	-
Loss from continuing operations before income taxes	(10,186,512)	(22,577,393)
Income tax provision	(45,721)	(598,000)
Net loss from continuing operations	(10,232,233)	(23,175,393)
Net income from discontinued operations	25,852,024	2,315,252
Net income (loss)	15,619,791	(20,860,141)
Net income attributable to non-controlling interest of discontinued operations	1,265,685	548,875
Net income (loss) attributable to LifeMD, Inc.	14,354,106	(21,409,016)
Preferred stock dividends	(3,106,250)	(3,106,250)
Net income (loss) attributable to LifeMD, Inc. common stockholders	$ 11,247,856	$ (24,515,266)
Basic earnings (loss) per share attributable to LifeMD, Inc. common stockholders:		
Continuing operations	$ (0.30)	$ (0.64)
Discontinued operations	0.54	0.04
Basic earnings (loss) per share	$ 0.25	$ (0.60)
Diluted earnings (loss) per share attributable to LifeMD, Inc. common stockholders:		
Continuing operations	$ (0.30)	$ (0.64)
Discontinued operations	0.54	0.04
Diluted earnings (loss) per share	$ 0.25	$ (0.60)
Weighted average number of common shares outstanding:		
Basic	45,129,617	41,196,292
Diluted	45,129,617	41,196,292

The accompanying notes are an integral part of these consolidated financial statements.

LIFEMD, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

| | Series A Preferred Stock | | Common Stock | | Additional Paid-in | Accumulated | Treasury | | Non-controlling Interest of Discontinued | |
| | LifeMD, Inc. | | | | | | | | | |
	Shares	Amount	Shares	Amount	Capital	Deficit	Stock	Total	Operations	Total
Balance, December 31, 2023	1,400,000	$ 140	38,358,641	$383,586	$217,550,583	$(215,335,665)	$(163,701)	$ 2,434,943	$ 1,754,107	$ 4,189,050
Stock compensation expense	-	-	1,609,960	16,100	12,218,697	-	-	12,234,797	-	12,234,797
Stock issued for noncontingent consideration payments	-	-	95,821	958	641,042	-	-	642,000	-	642,000
Exercise of stock options	-	-	86,250	863	119,449	-	-	120,312	-	120,312
Cashless exercise of warrants	-	-	1,630,458	16,305	(16,305)	-	-	-	-	-
Cashless exercise of stock options	-	-	512,777	5,127	(5,127)	-	-	-	-	-
Series A Preferred Stock dividends	-	-	-	-	-	(3,106,250)	-	(3,106,250)	-	(3,106,250)
Distributions to non-controlling interest of discontinued operations	-	-	-	-	-	-	-	-	(773,888)	(773,888)
Net (loss) income	-	-	-	-	-	(21,409,016)	-	(21,409,016)	548,875	(20,860,141)
Balance, December 31, 2024	1,400,000	$ 140	42,293,907	$422,939	$230,508,339	$(239,850,931)	$(163,701)	$ (9,083,214)	$ 1,529,094	$ (7,554,120)
Stock compensation expense	-	-	2,358,181	23,582	10,472,739	-	-	10,496,321	-	10,496,321
Stock issued for debt conversion	-	-	672,042	6,720	993,280	-	-	1,000,000	-	1,000,000
Stock issued for asset acquisition	-	-	50,000	500	302,500	-	-	303,000	-	303,000
Exercise of stock options	-	-	1,250	13	5,937	-	-	5,950	-	5,950
Exercise of warrants	-	-	100,000	1,000	463,950	-	-	464,950	-	464,950
Sale of common stock under ATM, net	-	-	762,990	7,630	8,714,087	-	-	8,721,717	-	8,721,717
Cashless exercise of stock options	-	-	131,531	1,315	(1,315)	-	-	-	-	-
Cashless exercise of warrants	-	-	390,115	3,901	(3,901)	-	-	-	-	-
Series A Preferred Stock dividends	-	-	-	-	-	(3,106,250)	-	(3,106,250)	-	(3,106,250)
Distributions to non-controlling interest of discontinued operations	-	-	-	-	-	-	-	-	(773,658)	(773,658)
Divestiture of non-controlling interest of discontinued operations	-	-	-	-	-	-	-	-	(2,021,121)	(2,021,121)
Net income	-	-	-	-	-	14,354,106	-	14,354,106	1,265,685	15,619,791
Balance, December 31, 2025	1,400,000	$ 140	46,760,016	$467,600	$251,455,616	$(228,603,075)	$(163,701)	$ 23,156,580	$ -	$ 23,156,580

The accompanying notes are an integral part of these consolidated financial statements.

LIFEMD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2025	**2024**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 15,619,791	$ (20,860,141)
Less: Net income from discontinued operations	25,852,024	2,315,252
Net loss from continuing operations	(10,232,233)	(23,175,393)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities:		
Amortization of debt discount	234,369	401,775
Amortization of capitalized software	6,348,932	5,696,865
Amortization of intangibles	94,002	26,667
Accretion of consideration payable	-	13,644
Depreciation of fixed assets	865,524	465,830
Write-down of inventory	-	675,669
Loss on debt extinguishment	1,155,851	-
Noncash operating lease expense	960,702	672,983
Stock compensation expense	10,496,321	12,234,797
Changes in Assets and Liabilities		
Accounts receivable	1,150,536	(4,487,546)
Product deposit	(279,454)	445,087
Inventory	23,782	(713,095)
Other current assets	357,463	(2,270,374)
Operating lease liabilities	(275,290)	(381,189)
Deferred revenue	(6,290,081)	9,826,219
Accounts payable	3,244,483	4,176,113
Accrued expenses	(5,782,603)	10,755,261
Net cash provided by operating activities of continuing operations	2,072,304	14,363,313
Net cash provided by operating activities of discontinued operations	6,207,871	3,149,877
Net cash provided by operating activities	8,280,175	17,513,190
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for capitalized software costs[(a)]	(7,647,959)	(6,738,742)
Purchase of equipment	(1,870,668)	(1,463,357)
Net cash used in investing activities of continuing operations	(9,518,627)	(8,202,099)
Net cash provided by (used in) investing activities of discontinued operations[(a)]	16,426,858	(3,334,219)
Net cash provided by (used in) investing activities	6,908,231	(11,536,318)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of debt instruments	(18,719,721)	-
Sale of common stock under ATM, net	8,721,717	-
Repayment of notes payable, net of prepayment penalty	-	(327,597)
Cash proceeds from exercise of warrants	464,950	-
Cash proceeds from exercise of options	5,950	120,312
Preferred stock dividends	(3,106,250)	(3,106,250)
Net cash used in financing activities of continuing operations	(12,633,354)	(3,313,535)
Net cash used in financing activities of discontinued operations	(773,658)	(805,138)
Net cash used in financing activities	(13,407,012)	(4,118,673)
Net increase in cash	1,781,394	1,858,199
Cash at beginning of year	35,004,924	33,146,725
Cash at end of year	36,786,318	35,004,924
Less: Cash of discontinued operations at end of year	-	2,353,123
Cash of continuing operations at end of year	$ 36,786,318	$ 32,651,801
Cash paid for interest and taxes		
Cash paid during the period for interest	$ 1,461,032	$ 2,528,042
Cash paid during the period for taxes	$ 587,000	$ 214,211
Non-cash investing and financing activities		
Cashless exercise of options	$ 1,315	$ 5,127
Cashless exercise of warrants	$ 3,901	$ 16,305
Stock issued for debt conversion	$ 1,000,000	$ -
Stock issued for asset acquisition	$ 303,000	$ -
Stock issued for noncontingent consideration payments	$ -	$ 642,000
Operating lease liabilities arising from obtaining right of use assets	$ -	$ 6,372,148

(a) Approximately $3.2 million and $3.6 million was paid to a related party for capitalized software costs during the years ended December 31, 2025 and 2024, respectively, of which $3.1 million and $3.5 million relates to discontinued operations for the years ended December 31, 2025 and 2024, respectively. See Note 13—Related Party Transactions.

The accompanying notes are an integral part of these consolidated financial statements.

LIFEMD, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

NOTE 1 – NATURE OF THE ORGANIZATION AND BUSINESS

Nature of Business

LifeMD, Inc. is a patient-centric, direct-to-patient healthcare company providing a high-quality, cost-effective, and convenient way for patients to access virtual medical care and pharmacy services. Through the Company's vertically integrated care model, it combines proprietary technology, affiliated clinical services, pharmacy infrastructure, and artificial intelligence ("AI")-enabled operational systems to deliver longitudinal care at scale. The Company's mission is to empower individuals to live healthier lives by expanding access to high-quality virtual and in-home healthcare services.

The Company's telehealth platform helps patients access their licensed providers for diagnoses, virtual care, and prescription medications, often delivered on a recurring basis. In addition to its telehealth prescription offerings, the Company sells over-the-counter ("OTC") products. All products are available on a subscription or membership basis, where a patient can subscribe to receive regular shipments of prescribed medications or products. This creates convenience and often discounted pricing opportunities for patients and recurring revenue streams for the Company.

With its first brand, ShapiroMD, the Company has built a full line of proprietary OTC products for male and female hair loss including Food and Drug Administration ("FDA") approved OTC minoxidil and an FDA-cleared medical device and a personalized telehealth platform offering that gives consumers access to virtual medical treatment from their providers and, when appropriate, a full line of oral and topical prescription medications for hair loss. The Company's men's brand, RexMD, currently offers access to virtual medical treatment for a variety of men's health needs, including erectile dysfunction, premature ejaculation and hair loss.

In 2022, the Company launched our virtual primary care offering under the LifeMD brand, LifeMD Primary Care. This offering provides patients with access to affiliated high-quality providers for their urgent care and chronic care needs.

In 2023, we launched our GLP-1 Weight Management Program providing primary care, metabolic coaching, lab work, and prescription services (as appropriate) to patients seeking to access a medically supported weight loss solution. In September 2024, we expanded our Weight Management Program with a personalized, non-GLP-1 treatment plan consisting of three oral medications – metformin, bupropion, and topiramate.

In June 2018, the Company closed the strategic acquisition of 51% of LegalSimpli Software, LLC, which operates a software as a service application for converting, editing, signing, and sharing PDF documents called PDFSimpli. On July 15, 2021, LegalSimpli Software, LLC, changed its name to WorkSimpli Software LLC, ("WorkSimpli"). As a result of a series of restructuring transactions, the Company's ownership interest in WorkSimpli was 73.3%. On November 4, 2025, LifeMD, Inc. sold its majority ownership interest in WorkSimpli to Lion Buyer, LLC. WorkSimpli is classified as discontinued operations for all periods presented in these consolidated financial statements. For a description of the transaction, see Note 4—Discontinued Operations.

Unless otherwise indicated, the terms "LifeMD," "Company," "we," "us," and "our" refer to LifeMD, Inc. (formerly known as Conversion Labs, Inc.) and LifeMD Pharmacy Holdings LLC, an affiliated limited liability company, ("LifeMD Pharmacy"). The affiliated network of medical Professional Corporations and medical Professional Associations administratively led by LifeMD Southern Patient Medical Care, P.C. ("LifeMD PC") is the Company's affiliated, variable interest entity in which we hold a controlling financial interest. Unless otherwise specified, all dollar amounts are expressed in United States dollars.

Liquidity Evaluation

As of December 31, 2025, the Company has an accumulated deficit of approximately $228.6 million and a positive working capital of approximately $10.3 million. The Company has incurred significant operating losses and to date, has been funding operations primarily through the cash generated from operating activities, issuance of common and preferred stock, and through loans and advances.

On March 21, 2023, the Company entered into and closed on a loan and security agreement (the "Avenue Credit Agreement"), and a supplement to the Credit Agreement (the "Avenue Supplement"), with Avenue Venture Opportunities Fund II, L.P. and Avenue Venture Opportunities Fund, L.P. (collectively, "Avenue"). The Avenue Credit Agreement provided for a convertible senior secured credit facility of up to an aggregate amount of $40 million, comprised of the following: (1) $15 million in term loans funded at closing, (2) $5 million of additional committed term loans which the Company received on September 26, 2023 under the First Amendment to the Avenue Credit Agreement (the "Avenue First Amendment") and (3) $20 million of additional uncommitted term loans, collectively referred to as the "Avenue Facility". The Company issued Avenue warrants to purchase $1.2 million of the Company's common stock at an exercise price of $1.24, subject to adjustments, of which $660 thousand have been exercised (the "Avenue Warrants"). In addition, Avenue converted $2 million of the $15 million in term loans funded at closing into shares of the Company's common stock at a price per share equal to $1.49. Proceeds from the Avenue Facility were used to repay the Company's outstanding notes payable balances with CRG Financial. On August 5, 2025, the Company paid the remaining $14.0 million in outstanding principal payments on the Avenue Facility and the prepayment penalty as noted in the Avenue Credit Agreement. As of December 31, 2025, there is no outstanding balance on the Avenue Facility. The Company recorded a loss on debt extinguishment of approximately $1.2 million within its consolidated financial statements for the year ended December 31, 2025. As of December 31, 2025, $540 thousand Avenue Warrants remain outstanding.

The Company entered into an At Market Issuance Sales Agreement (the "ATM Sales Agreement") with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the sale of its common stock. In accordance with the terms of the ATM Sales Agreement, the Company may, but is not obligated to, offer and sell, from time to time, shares of common stock, through or to the Agents, acting as agent or principal. Sales of common stock, if any, will be made by any method permitted that is deemed an "at the market offering" as defined in Rule 415 under the Securities Act. On June 7, 2024, the Company filed a shelf registration statement on Form S-3 under the Securities Act, which was declared effective on July 18, 2024 (the "2024 Shelf"). Under the 2024 Shelf at the time of effectiveness, the Company had the ability to raise up to $150.0 million by selling common stock, preferred stock, debt securities, warrants, and units including $53.3 million of its common stock under the ATM Sales Agreement. During the year ended December 31, 2025, the Company sold 762,990 shares of common stock under the ATM Sales Agreement, with approximately $270 thousand in fees paid to the sales agent and net proceeds of $8.7 million. As of December 31, 2025, the Company had $44.6 million available under the ATM Sales Agreement.

The Company expects that its existing cash as of December 31, 2025 of $36.8 million will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the next 12 months from the issuance date of these consolidated financial statements.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company evaluates the need to consolidate affiliates based on standards set forth in Accounting Standards Codification ("ASC") 810, *Consolidation*.

The consolidated financial statements include the accounts of the Company, LifeMD Pharmacy, and LifeMD PC, the Company's affiliated, variable interest entity in which we hold a controlling financial interest. On November 4, 2025, the Company sold its interest in our majority-owned subsidiary WorkSimpli to Lion Buyer, LLC. WorkSimpli is classified as discontinued operations for all periods presented in these consolidated financial statements.

All intercompany transactions and balances have been eliminated in consolidation.

Cash

The Company maintains deposits in financial institutions that may, at times, exceed amounts guaranteed by the Federal Deposit Insurance Corporation. These balances could be impacted if one or more of the financial institutions in which we deposit monies fails or is subject to other adverse conditions in the financial or credit markets. We have never experienced any losses related to these balances.

Variable Interest Entities

In accordance with ASC 810, *Consolidation*, the Company determines whether any legal entity in which the Company becomes involved is a variable interest entity (a "VIE") and subject to consolidation. This determination is based on whether an entity has sufficient equity at risk to finance their activities without additional subordinated financial support from other parties or whose equity investors lack any of the characteristics of a controlling financial interest and whether the interest will absorb portions of a VIE's expected losses or receive portions of its expected residual returns and are contractual, ownership, or pecuniary in nature and that change with changes in the fair value of the entity's net assets. A reporting entity is the primary beneficiary of a VIE and must consolidate it when that party has a variable interest, or combination of variable interests, that provides it with a controlling financial interest. A party is deemed to have a controlling financial interest if it meets both of the power and losses/benefits criteria. The power criterion is the ability to direct the activities of the VIE that most significantly impact its economic performance. The losses/benefits criterion is the obligation to absorb losses from, or right to receive benefits from, the VIE that could potentially be significant to the VIE.

The Company determined that the LifeMD PC entity, the Company's affiliated network of medical Professional Corporations and medical Professional Associations administratively led by LifeMD Southern Patient Medical Care, P.C., is a VIE and subject to consolidation. LifeMD PC and the Company do not have any stockholders in common. LifeMD PC is owned by licensed physicians, and the Company maintains a managed service agreement with LifeMD PC whereby we provide all non-clinical services to LifeMD PC. The Company determined that it is the primary beneficiary of LifeMD PC and must consolidate, as we have both the power to direct the activities of LifeMD PC that most significantly impact the economic performance of the entity and we have the obligation to absorb the losses. As a result, the Company presents the financial position, results of operations, and cash flows of LifeMD PC as part of the consolidated financial statements of the Company. There is no non-controlling interest upon consolidation of LifeMD PC.

Total net loss for LifeMD PC was approximately $14.0 million and $13.8 million for the years ended December 31, 2025 and 2024, respectively. Total assets and liabilities for the LifeMD PC were approximately $43 thousand and $360 thousand, respectively, as of December 31, 2025 and $8 thousand and $380 thousand, respectively, as of December 31, 2024.

Use of Estimates

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model to recognize revenue from contracts with customers:

1. Identification of the contract with a customer;
2. Identification of the performance obligations in the contract;
3. Determination of the transaction price;
4. Allocation of the transaction price to the performance obligations in the contract; and
5. Recognition of revenue when, or as, the performance obligations are satisfied.

Telehealth Subscription Revenue

For the Company's telehealth subscription arrangements, the Company provides both one-time and subscription-based access to its telehealth platform. The Company offers monthly and multi-month subscriptions dependent upon the subscriber's enrollment selection. For one-time consultations, the Company has determined that there is one performance obligation that is delivered as of a point in time. For subscription-based access, the Company has determined that there is one performance obligation that is delivered over time, as the Company allows the subscriber continuous access to the telehealth platform for the time period of the subscription. The telehealth platform access is a stand-ready obligation that is satisfied over the subscription period.

The Company also offers bundled arrangements in which a subscriber receives subscription-based access to the Company's telehealth platform as well as prescribed medication. The Company has determined that there are two performance obligations related to these bundles: (i) one performance obligation for the subscription-based service that is a stand-ready obligation that is satisfied over the subscription period and (ii) one performance obligation for the prescribed medication that is delivered as of a point in time. For contracts with multiple performance obligations, the transaction price is allocated to each performance obligation based on their relative standalone selling prices, determined from the prices at which the Company separately sells these products and services. Revenue related to contracts with multiple performance obligations was approximately $12.9 million and $3.9 million for the years ended December 31, 2025 and 2024, respectively.

Additionally, to fulfill its promise to customers for contracts that include the sale of prescription products, the Company maintains relationships with certain third-party pharmacies, which are licensed mail order pharmacies providing prescription fulfillment to the Company's customers. The third-party pharmacies fill prescription orders for customers who have received a prescription from a LifeMD PC provider. The Company may account for prescription product revenue as the principal or agent in the arrangement with its customers depending on the agreement with the third-party pharmacy. The following factors are evaluated to determine if the Company acts as principal or agent in the arrangement: (i) whether the Company has sole discretion in determining which pharmacy fills a customer's prescription; (ii) whether the Company obtains control of the product; (iii) whether the Company is primarily responsible to the customer for the satisfactory fulfillment and acceptability of the order; (iv) whether the Company is responsible for refunds of the prescription medication after transfer of control to the customer; and (v) whether the Company sets all listed prices for the prescription products. Based on evaluation of these factors, the Company accounts for prescription product revenue as either principal or agent in the arrangement depending on the specific agreement terms with the third-party pharmacy.

Telehealth Product Revenue

For the Company's product-based arrangements, the Company has determined that there is a single performance obligation, which is the delivery of the product. Revenue is recognized at a point in time when control transfers to the customer, which occurs upon shipment.

The Company also provides subscription-based arrangements involving recurring shipments of products. Revenue from these recurring product shipments is recognized at the time each shipment obligation is fulfilled.

Provisions for discounts, returns, allowances, customer rebates, and similar adjustments are recorded as reductions to gross revenue in the same period in which related sales are recognized. Discounts and rebates are known at the time of sale, while estimates for returns and allowances are based on historical data and applied consistently across the Company's product portfolio.

Customer discounts, returns and rebates on telehealth revenues approximated $4.5 million and $3.7 million, respectively, during the years ended December 31, 2025 and 2024.

Collaboration Revenue

On December 11, 2023, the Company entered into a collaboration with Medifast, Inc. through and with certain of its wholly-owned subsidiaries ("Medifast"). Pursuant to certain agreements between the parties, Medifast agreed to pay to the Company the amount of $10 million to support the collaboration, funding enhancements to the Company platform, operations and supporting infrastructure, of which $5 million was paid at the closing on December 12, 2023, $2.5 million was paid during the three months ended March 31, 2024, and the remaining $2.5 million was paid during the three months ended June 30, 2024 (the "Medifast Collaboration").

The Company determined the transaction price totalled $10 million, which was fully collected as of December 31, 2024. The Company allocated the total $10 million initial transaction price to three distinct performance obligations. These included three distinct sets of specific program deliverables that added enhancements to the Company's platform to support the Medifast Collaboration. As the Company completed its first performance obligation related to this agreement as of December 31, 2023, the first $5 million payment was fully recognized during the year ended December 31, 2023. The Company recognized approximately $2 million related to the second performance obligation during the three months ended March 31, 2024, and approximately $3 million related to the second and third performance obligations during the three months ended June 30, 2024.

For the years ended December 31, 2025 and 2024, the Company had the following disaggregated revenue:

| | Year Ended December 31, | | | |
	2025	%	2024	%
Telehealth subscription revenue	$ 113,269,103	58%	$ 67,684,547	44%
Telehealth product revenue	80,786,095	42%	82,139,528	53%
Medifast collaboration revenue	-	-%	5,000,000	3%
Telehealth revenue, net	$ 194,055,198	100%	$ 154,824,075	100%

Deferred Revenue

The Company records deferred revenue when cash payments are received or unconditionally due in advance of its performance. As of December 31, 2025 and 2024, the Company has deferred revenue of approximately $10.8 million and $17.1 million, respectively, which have been recorded as accrued contract liabilities and represent the following: (1) $9.2 million and $14.7 million as of December 31, 2025 and 2024, respectively, related to obligations on telehealth in-process monthly or yearly contracts with customers and (2) $1.6 million and $2.4 million as of December 31, 2025 and 2024, respectively, related to obligations for telehealth products which the customer has not yet obtained control due to non-shipment of the product.

The amount of revenue recognized during the year ended December 31, 2025, that was included in the deferred revenue balance as of December 31, 2024, was $15.2 million. The Company expects to recognize all of the deferred revenue related to future performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2025 as revenue by December 31, 2026.

The following table summarizes deferred revenue activities for the periods presented:

| | Year Ended December 31, | |
	2025	2024
Beginning of period	$ 17,097,854	$ 7,271,635
Additions	185,891,699	160,377,930
Revenue recognized	(192,181,780)	(150,551,711)
End of period	$ 10,807,773	$ 17,097,854

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets are included in right-of-use assets on the consolidated balance sheets. The current and long-term components of operating lease liabilities are included in the current operating lease liabilities and noncurrent operating lease liabilities, respectively, on the consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Certain leases may include options to extend or terminate the lease. The Company only considers these options if the options to extend are reasonably certain of being exercised and options to terminate are not reasonably certain not to exercise. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded in the balance sheet.

Accounts Receivable, net

Accounts receivable principally consist of amounts due from third-party merchant processors, who process our subscription revenues; the merchant accounts balance receivable represents the charges processed by the merchants that have not yet been deposited with the Company. The unsettled merchant receivable amount normally represents processed sale transactions from the final one to three days of the month, with collections being made by the Company within the first week of the following month. Management determines the need, if any, for an allowance for future credits to be granted to customers, by regularly evaluating aggregate customer refund activity, coupled with the consideration and current economic conditions in its evaluation of an allowance for future refunds and chargebacks. As of December 31, 2025 and 2024, the reserve for sales returns and allowances was approximately $353 thousand and $545 thousand, respectively. For all periods presented, as noted above, the sales returns and allowances were recorded in accrued expenses on the consolidated balance sheets.

Inventory

As of December 31, 2025 and 2024, inventory primarily consisted of finished goods, raw materials and packaging related to the Company's OTC products included in the telehealth product revenue section of the table above. Inventory is maintained at the Company's third-party warehouse location in Wyoming and at various Amazon fulfillment centers. The Company also maintains inventory at a Company managed warehouse in Pennsylvania.

Inventory is valued at the lower of cost or net realizable value with cost determined on an average cost basis. Management compares the cost of inventory with the net realizable value and an allowance is made for writing down inventory to net realizable value, if lower. As of December 31, 2025 and 2024, the Company recorded an inventory reserve of $153 thousand and $263 thousand, respectively.

As of December 31, 2025 and 2024, the Company's inventory consisted of the following:

	December 31,			
	2025		2024	
Finished goods	$	2,071,988	$	1,554,600
Raw materials and packaging components		854,980		1,506,078
Inventory reserve		(153,392)		(263,320)
Total inventory, net	$	2,773,576	$	2,797,358

Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives generally range from three to five years for computers, furniture, fixtures and office equipment.

As of December 31, 2025 and 2024, the Company has the following amounts related to depreciable assets:

	December 31,			
	2025		2024	
Furniture, fixtures and office equipment	$	3,272,857	$	1,718,388
Computers		879,686		563,487
Total equipment, at cost		4,152,543		2,281,875
Accumulated depreciation		(1,707,826)		(842,302)
Total equipment, net	$	2,444,717	$	1,439,573

Depreciation expense was $866 thousand and $466 thousand for the years ended December 31, 2025 and 2024, respectively.

Product Deposit

Many of our vendors require deposits when a purchase order is placed for goods or fulfillment services. These deposits typically range from 10% to 33% of the total purchased amount. Our vendors include a credit memo within their final invoice, recognizing the deposit amount previously paid. As of December 31, 2025 and 2024, the Company has approximately $320 thousand and $41 thousand, respectively, of product deposits with multiple vendors for the purchase of raw materials or finished goods. The Company's history of product deposits with its inventory vendors, creates an implicit purchase commitment equalling the total expected product acceptance cost in excess of the product deposit. As of December 31, 2025, the Company approximates its implicit purchase commitments to be approximately $333 thousand, of which the majority are with two vendors that manufacture the Company's finished goods inventory for its LifeMD brand.

Capitalized Software Costs

The Company capitalizes certain internal payroll costs and third-party costs related to internally developed software and amortizes these costs using the straight-line method over the estimated useful life of the software, generally three years. The Company does not sell internally developed software other than through the use of subscription service. Certain development costs not meeting the criteria for capitalization, in accordance with ASC 350-40, *Internal-Use Software*, are expensed as incurred. As of December 31, 2025 and 2024, the Company capitalized a net amount of $10.6 million and $9.3 million, respectively, related to internally developed software costs which are amortized over the useful life and included in development costs on our consolidated statements of operations.

Intangible Assets

Intangible assets are comprised of: (1) a customer relationship asset, (2) the Cleared Technologies, PBC ("Cleared") trade name, (3) Cleared developed technology, (4) a purchased license, and (5) the Optimal Human Health MD ("OHHMD") brand. Intangible assets are amortized over their estimated lives using the straight-line method. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset which typically range from one year to ten years.

Impairment of Long-Lived Assets

Long-lived assets include equipment and capitalized software. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, an impairment is recognized as the amount by which the carrying amount of the assets exceeds the estimated fair values of the assets. For the years ended December 31, 2025 and 2024, the Company determined that no events or changes in circumstances existed that would indicate any impairment of its long-lived assets.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and are included in selling and marketing expenses within the consolidated statements of operations. Advertising costs that relate to future advertising periods are recorded as prepaid expenses and amortized to selling and marketing expenses over the period in which the related advertising occurs. Advertising and marketing expenses were $86.1 million and $70.1 million for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

The Company files corporate federal, state, and local tax returns. WorkSimpli filed a tax return in Puerto Rico. The Company records current and deferred taxes in accordance with ASC 740, *Accounting for Income Taxes*. ASC 740 requires recognition of deferred tax assets and liabilities for temporary differences between tax basis of assets and liabilities and the amounts at which they are carried in the financial statements, based upon the enacted rates in effect for the year in which the differences are expected to reverse. The Company establishes a valuation allowance when necessary to reduce deferred tax assets to the amount expected to be realized. The Company periodically assesses the value of its deferred tax asset, a majority of which has been generated by a history of net operating losses. Management determines the necessity for a valuation allowance. In 2025 and 2024, the Company recorded a full valuation allowance for the deferred tax assets based on the historical loss and the uncertainty regarding the ability to project future taxable income. In future periods if the Company is able to generate income, the Company may reduce or eliminate the valuation allowance. ASC 740 also provides a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. Using this guidance, a company may recognize the tax benefit from an uncertain tax position in its financial statements only if it is more likely-than-not (i.e., a likelihood of more than 50%) that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. No reserve for uncertain tax positions has been recorded. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The tax benefits recognized in the financial statements from such a position would be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company's tax returns for all years since December 31, 2022, remain open to audit by all related taxing authorities.

Stock-Based Compensation

The Company follows the provisions of ASC 718, *Share-Based Payment*. Under this guidance compensation cost is recognized at fair value on the date of the grant and amortized over the respective vesting or service period. The fair value of options at the date of grant is estimated using the Black-Scholes option pricing model. The expected option life is derived from assumed exercise rates based upon historical exercise patterns and represents the period of time that options granted are expected to be outstanding. The expected volatility is based upon historical volatility of the Company's common shares using daily price observations over an observation period that approximates the expected life of the options. The risk-free interest rate approximates the U.S. Treasury yield curve rate in effect at the time of grant for periods similar to the expected option life. Due to limited history of forfeitures, the Company has elected to account for forfeitures as they occur. The fair value of restricted stock is calculated using the quoted market price on the date of grant.

Segment Data

On November 4, 2025, we sold our majority ownership interest in WorkSimpli to Lion Buyer, LLC. WorkSimpli is classified as discontinued operations for all periods presented in these consolidated financial statements. As a result, the Company's portfolio of brands within continuing operations are now managed as a single operating segment on a consolidated basis. The Company's Chief Executive Officer is the chief operating decision maker ("CODM") and is responsible for reviewing segment operating results to make determinations about resources to be allocated and to assess performance.

Fair Value of Financial Instruments

The fair value of a financial instrument is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities subject to ongoing fair value measurement are categorized and disclosed into one of the three categories depending on observable or unobservable inputs employed in the measurement. Hierarchical levels, which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities, are as follows:

1. Level 1: Inputs that are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
2. Level 2: Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.
3. Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities and that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The carrying value of the Company's financial instruments, including cash, accounts receivable, accounts payable, accrued expenses, and the face amount of notes payable approximate fair value for all periods presented. The Company has no financial instruments that are valued using Level 3 inputs.

Concentrations of Risk

We are dependent on certain third-party manufacturers and pharmacies for fulfillment services, prescription medications, packaging, and finished goods. We believe that other contract manufacturers or third-party pharmacies could be quickly secured if any of our current manufacturers or pharmacies cease to perform adequately. As of December 31, 2025, one third-party pharmacy supplied 71% of the Company's total fulfillment services. As of December 31, 2024, three third-party pharmacies supplied 98% of the Company's total fulfillment services.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, to improve its income tax disclosure requirements. Under ASU 2023-09, entities must annually: (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 became effective for the Company's annual period beginning on January 1, 2025. The Company adopted this guidance in the fourth quarter of 2025 on a prospective basis. Refer to Note 14—Income Taxes for additional information.

Other Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)* to improve the disclosures about a public business entity's expenses and provide more detailed information about the types of expenses included in certain expense captions in the consolidated financial statements. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and the amendments in this update should be applied either prospectively or retrospectively. The Company is currently evaluating the impact this guidance will have on the disclosures in the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, to simplify and modernize the accounting for internal-use software costs. The amendments remove references to prescriptive software development stages and clarify that capitalization of eligible software development costs begins when management authorizes and commits to funding the project and it is probable the project will be completed, and the software will be used as intended. The amendments in this update are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual periods. Early adoption is permitted, and the guidance may be applied prospectively, retrospectively, or using a modified approach for in-process projects. The Company is evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

All other accounting standards updates that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 3 – REVISIONS TO PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company is revising its previously issued financial statements to correct for: (1) errors identified associated with the calculation of revenue, deferred revenue, accounts receivable and accrued expenses and (2) previously identified out-of-period adjustments. The Company has evaluated these errors in accordance with ASC 650-10-S99 and S55 (formerly Staff Accounting Bulletins ("SAB") No. 99 and No. 108), *Accounting Changes and Error Corrections.*

During the three months ended September 30, 2025, the Company identified errors related to the recording of net revenue as agent in certain arrangements with the Company's third-party pharmacy providers, which resulted in the misstatement of revenue in its previously issued 2023, 2024 annual and interim financial statements and its previously issued 2025 interim financial statements. Although the Company has determined such errors to be immaterial to its previously issued financial statements, the Company has revised its previously issued financial statements to correct these errors. The cumulative impact of such errors for periods prior to 2024 of $106 thousand has been accounted for as an adjustment to retained earnings as of January 1, 2024.

In addition, the Company previously identified various out-of-period amounts included in its previously issued financial statements that were deemed to be quantitatively and qualitatively immaterial, individually and in the aggregate, to the financial statements in the periods recorded or to the relevant prior periods. Accordingly, the Company corrected these errors in its financial statements in the periods that the errors were identified. The Company is revising its previously issued financial statements to correct for these errors in the appropriate prior periods. The immaterial errors consist of: (1) a $1.0 million understatement of an insurance receivable and corresponding liability related to a pending legal matter previously recorded on a net basis, (2) a $1.0 million, $1.0 million and $1.5 million understatement of accounts receivable and corresponding liability related to deferred costs associated with one of the Company's net revenue arrangements with a third-party pharmacy provider as of December 31, 2024, March 31, 2025 and June 30, 2025, respectively, (3) $1.5 million in voluntary disclosure sales tax expense that was overstated for the year ended December 31, 2024 and understated by $1.5 million for the years ended December 31, 2023, 2022 and 2021 for the Company's WorkSimpli business and (4) $0.5 million in WorkSimpli distributions that understated non-controlling interest during the three months ended December 31, 2024 and overstated non-controlling interest for the first and second quarters of 2024.

The Company effected such revisions to its consolidated balance sheet as of December 31, 2024 and its consolidated statement of operations, consolidated statement of changes in stockholders' equity (deficit) and consolidated statement of cash flows for the year ended December 31, 2024 in connection with this filing of our 2025 Annual Report on Form 10-K, which contains this comparative period and will effect the revisions for the three months ended March 31, 2025 and the three and six months ended June 30, 2025 in connection with the future filings of its Form 10-Q which contain these comparative periods. The following tables present the effect of the revisions on the financial statements previously issued as of and for the year ended December 31, 2024, as a result of the error corrections described above. As discussed in Note 4—Discontinued Operations, WorkSimpli has been treated as discontinued operations for all periods presented. As a result, these "As Revised" figures were recast for the impact of discontinued operations to arrive at "As Reported" figures as presented throughout these consolidated financial statements.

	As of and for the Year Ended December 31, 2024				
	As Previously Reported	Adjustment	As Revised	Discontinued Operations	As Reported
Consolidated Balance Sheet:					
Accounts receivable	$ 8,217,813	$ 2,636,271	$ 10,854,084	$ 398,271	$ 10,455,813
Other current assets	$ 2,672,231	$ 1,000,000	$ 3,672,231	$ 668,692	$ 3,003,539
Total Current Assets	$ 48,733,089	$ 3,636,271	$ 52,369,360	$ -	$ 52,369,360
Total Assets	$ 72,460,026	$ 3,636,271	$ 76,096,297	$ -	$ 76,096,297
Accrued expenses	$ 20,811763	$ 2,000,000	$ 22,811,763	$ 1,055,144	$ 21,756,619
Deferred revenue	$ 14,480,917	$ 5,145,023	$ 19,625,940	$ 2,528,086	$ 17,097,854
Total Current Liabilities	$ 60,255,145	$ 7,145,023	$ 67,400,168	$ -	$ 67,400,168
Total Liabilities	$ 76,505,394	$ 7,145,023	$ 83,650,417	$ -	$ 83,650,417
Accumulated deficit	$236,253,218	$ 3,597,713	$239,850,931	$ -	$239,850,931
Total LifeMD, Inc. Stockholders' Deficit	$ 5,485,501	$ 3,597,713	$ 9,083,214	$ -	$ 9,083,214
Non-controlling interest	$ (1,440,133)	$ (88,961)	$ (1,529,094)	$ -	$ (1,529,094)
Total Stockholders' Deficit	$ 4,045,368	$ 3,508,752	$ 7,554,120	$ -	$ 7,554,120
Total Liabilities and Stockholder's Deficit	$ 72,460,026	$ 3,636,271	$ 76,096,297	$ -	$ 76,096,297
Consolidated Statement of Operations:					
Telehealth revenue, net	$158,438,631	$ (3,614,556)	$154,824,075	$ -	$ 154,824,075
Total revenues, net	$212,453,838	$ (3,614,556)	$208,839,282	$ 54,015,207	$ 154,824,075
Gross profit	$188,385,359	$ (3,614,556)	$184,770,803	$ 51,387,527	$ 133,383,276
General and administrative expenses	$ 72,662,021	$ (1,482,913)	$ 71,179,108	$ 13,231,176	$ 57,947,932
Total expenses	$204,530,040	$ (1,482,913)	$203,047,127	$ 49,261,863	$ 153,785,264
Operating loss	$ (16,144,681)	$ (2,131,643)	$ (18,276,324)	$ 2,125,664	$ (20,401,988)
Loss from operations before income taxes	$ (18,326,498)	$ (2,131,643)	$ (20,458,141)	$ 2,119,252	$ (22,577,393)
Net loss	$ (18,728,498)	$ (2,131,643)	$ (20,860,141)	$ -	$ (20,860,141)
Net income attributable to noncontrolling interests	$ 153,234	$ 395,641	$ 548,875	$ -	$ 548,875
Net loss attributable to LifeMD, Inc.	$ (18,881,732)	$ (2,527,284)	$ (21,409,016)	$ -	$ (21,409,016)
Net loss attributable to LifeMD, Inc. common stockholders	$ (21,987,982)	$ (2,527,284)	$ (24,515,266)	$ -	$ (24,515,266)
Basic loss per share attributable to LifeMD, Inc. common stockholders	$ (0.53)	$ (0.07)	$ (0.60)	$ -	$ (0.60)
Diluted loss per share attributable to LifeMD, Inc. common stockholders	$ (0.53)	$ (0.07)	$ (0.60)	$ -	$ (0.60)
Consolidated Statement of Changes in Stockholders' Equity (Deficit):					
Accumulated deficit	$236,253,218	$ 3,597,713	$239,850,931	$ -	$239,850,931
Non-controlling interest	$ (1,440,133)	$ (88,961)	$ (1,529,094)	$ -	$ (1,529,094)
Consolidated Statement of Cash Flows:				$	$
Net loss	$ (18,728,498)	$ (2,131,643)	$ (20,860,141)	$ -	$ (20,860,141)
Accounts receivable	$ (2,940,563)	$ (1,647,760)	$ (4,588,323)	$ (100,777)	$ (4,487,546)
Other current assets	$ (1,737,721)	$ (1,000,000)	$ (2,737,721)	$ (467,347)	$ (2,270,374)
Deferred revenue	$ 5,652,319	$ 4,262,316	$ 9,914,635	$ 88,416	$ 9,826,219
Accrued expenses	$ 7,502,624	$ 517,087	$ 8,019,711	$ (2,735,550)	$ 10,755,261
Net cash provided by operating activities	$ 17,513,190	$ -	$ 17,513,190	$ -	$ 17,513,190

As of and for the Three Months Ended March 31, 2025

	As Previously Reported	Adjustment	As Revised	Discontinued Operations	As Reported
Consolidated Statement of Operations:					
Telehealth revenue, net	$ 52,456,481	$ (1,568,582)	$ 50,887,899	$ -	$ 50,887,899
Total revenues, net	$ 65,697,756	$ (1,568,582)	$ 64,129,174	$ 13,241,275	$ 50,887,899
Gross profit	$ 57,054,040	$ (1,568,582)	$ 55,485,458	$ 12,734,021	$ 42,751,437
Operating income (loss)	$ 2,542,924	$ (1,568,582)	$ 974,342	$ 2,156,059	$ (1,181,717)
Net income	$ 1,916,649	$ (1,568,582)	$ 348,067	$ -	$ 348,067
Net income (loss) attributable to LifeMD, Inc.	$ 1,384,804	$ (1,568,582)	$ (183,778)	$ -	$ (183,778)
Net income (loss) attributable to LifeMD, Inc. common stockholders	$ 608,241	$ (1,568,582)	$ (960,341)	$ -	$ (960,341)
Basic earnings (loss) per share attributable to LifeMD, Inc. common stockholders	$ 0.01	$ (0.03)	$ (0.02)	$ -	$ (0.02)
Diluted earnings (loss) per share attributable to LifeMD, Inc. common stockholders	$ 0.01	$ (0.03)	$ (0.02)	$ -	$ (0.02)
Consolidated Statement of Changes in Stockholders' Equity (Deficit):					
Accumulated deficit	$235,644,977	$ 5,166,295	$240,811,272	$ -	$240,811,272
Non-controlling interest	$ (1,935,978)	$ (88,961)	$ (2,024,939)	$ -	$ (2,024,939)
Consolidated Statement of Cash Flows:					
Net income	$ 1,916,649	$ (1,568,582)	$ 348,067	$ -	$ 348,067
Accounts receivable	$ (1,974,961)	$ 1,507,106	$ (467,855)	$ (7,907)	$ (459,948)
Deferred revenue	$ 144,985	$ 61,475	$ 206,460	$ 9,126	$ 197,334
Net cash provided by operating activities	$ 3,068,387	$ -	$ 3,068,387	$ -	$ 3,068,387

For the Three Months Ended June 30, 2025

	As Previously Reported	Adjustment	As Revised	Discontinued Operations	As Reported
Consolidated Statement of Operations:					
Telehealth revenue, net	$ 48,563,672	$ 455,210	$ 49,018,882	$ -	$ 49,018,882
Total revenues, net	$ 62,218,185	$ 455,210	$ 62,673,395	$ 13,654,513	$ 49,018,882
Gross profit	$ 54,787,281	$ 455,210	$ 55,242,491	$ 13,062,312	$ 42,180,179
Operating loss	$ (906,772)	$ 455,210	$ (451,562)	$ 1,895,324	$ (2,346,886)
Net loss	$ (1,569,799)	$ 455,210	$ (1,114,589)	$ -	$ (1,114,589)
Net loss attributable to LifeMD, Inc.	$ (2,074,874)	$ 455,210	$ (1,619,664)	$ -	$ (1,619,664)
Net loss attributable to LifeMD, Inc. common stockholders	$ (2,851,436)	$ 455,210	$ (2,396,226)	$ -	$ (2,396,226)
Basic loss per share attributable to LifeMD, Inc. common stockholders	$ (0.06)	$ 0.01	$ (0.05)	$ -	$ (0.05)
Diluted loss per share attributable to LifeMD, Inc. common stockholders	$ (0.06)	$ 0.01	$ (0.05)	$ -	$ (0.05)

| | As of and for the Six Months Ended June 30, 2025 | | | | |
	As Previously Reported	Adjustment	As Revised	Discontinued Operations	As Reported
Consolidated Statement of Operations:					
Telehealth revenue, net	$101,020,153	$ (1,113,372)	$ 99,906,781	$ -	$ 99,906,781
Total revenues, net.........................	$127,915,941	$ (1,113,372)	$126,802,569	$ 26,895,788	$ 99,906,781
Gross profit	$111,841,321	$ (1,113,372)	$110,727,949	$ 25,796,332	$ 84,931,617
Operating income (loss)	$ 1,636,152	$ (1,113,372)	$ 522,780	$ 4,051,383	$ (3,528,603)
Net income (loss)	$ 346,850	$ (1,113,372)	$ (766,522)	$ -	$ (766,522)
Net loss attributable to LifeMD, Inc.	$ (690,070)	$ (1,113,372)	$ (1,803,442)	$ -	$ (1,803,442)
Net loss attributable to LifeMD, Inc. common stockholders	$ (2,243,195)	$ (1,113,372)	$ (3,356,567)	$ -	$ (3,356,567)
Basic loss per share attributable to LifeMD, Inc. common stockholders..	$ (0.05)	$ (0.03)	$ (0.08)	$ -	$ (0.08)
Diluted loss per share attributable to LifeMD, Inc. common stockholders	$ (0.05)	$ (0.03)	$ (0.08)	$ -	$ (0.08)
Consolidated Statement of Changes in Stockholders' Equity (Deficit):					
Accumulated deficit	$238,496,413	$ 4,711,085	$243,207,498	$ -	$243,207,498
Non-controlling interest	$ (2,164,934)	$ (88,961)	$ (2,253,895)	$ -	$ (2,253,895)
Consolidated Statement of Cash Flows:					
Net income (loss)	346,850	$ (1,113,372)	$ (766,522)	$ -	$ (766,522)
Accounts receivable	$ 887,684	$ 645,683	$ 1,533,367	$ 19,421	$ 1,513,946
Deferred revenue..	$ (2,690,893)	$ (32,312)	$ (2,723,205)	$ (137,042)	$ (2,586,163)
Accrued expenses..	$ (5,865,264)	500,000	(5,365,264)	(104,771)	(5,260,493)
Net cash provided by operating activities........	$ 11,707,834	$ -	$ 11,707,834	$ -	$ 11,707,834

These accompanying notes to the consolidated financial statements reflect the impact of this revision.

NOTE 4 – DISCONTINUED OPERATIONS

On November 4, 2025, the Company entered into and simultaneously consummated the closing of a Stock Purchase Agreement (the "Purchase Agreement") by and among the Company, as a Seller and Seller Representative and the other seller parties thereto (collectively, the "Sellers"), WorkSimpli and Lion Buyer, LLC, a Delaware limited liability company (the "Purchaser"), for the sale by the Sellers of all of their right, title, and interest in WorkSimpli, representing 80% of the outstanding units in WorkSimpli, to the Purchaser (the "Transaction").

The aggregate purchase price for the units is based on an enterprise value of approximately $65.0 million, with 46.2%, or $24.0 million, paid at close as the base purchase price, subject to an adjustment holdback amount and post-closing adjustments for net working capital, cash, closing date indebtedness, and Company transaction expenses, and 53.8%, or $28.0 million, subject to future performance targets, for an aggregate purchase consideration to the Sellers of up to $52.0 million. The Company received 91.6% of the base purchase price, or $22.0 million, based on its 73.3% ownership interest in the 80% units held that were sold by the Sellers. The Company may receive up to $25.6 million of the purchase price subject to future EBITDA and Adjusted EBITDA performance targets. The Company recorded a gain on sale of discontinued operations, net of tax, of $21.3 million which is included in net income from discontinued operations in the consolidated statements of operations for the year ended December 31, 2025.

This transaction represents a key milestone in the Company's strategic transformation, further positioning the Company as a pure-play healthcare company exclusively focused on expanding its virtual care and pharmacy offerings.

In the period a component of an entity is classified as a discontinued operation, the results of operations for the periods presented are reclassified into separate line items in the consolidated statements of operations and the assets and liabilities of the discontinued operation are also reclassified into separate line items on the related consolidated balance sheets. Prior period amounts are also adjusted to reflect discontinued operations presentation. As such, the financial position, results of operations and cash flows of WorkSimpli, including the gain on sale of WorkSimpli and the related cash proceeds received, are reported as discontinued operations in these consolidated financial statements. Prior period amounts have been adjusted to reflect discontinued operations presentation. All amounts included in the notes to the consolidated financial statements relate to continuing operations unless otherwise noted.

The following table presents the financial results of the discontinued operations prior to the sale of WorkSimpli.

	Year Ended December 31,	
	2025	**2024**
Worksimpli revenue, net	$ 44,295,845	$ 54,015,207
Cost of WorkSimpli revenue	2,065,675	2,627,680
Gross profit	42,230,170	51,387,527
Expenses		
Selling and marketing expenses	23,723,071	32,917,064
General and administrative expenses	9,904,862	13,231,176
Other operating expenses	553,610	458,318
Development costs	3,137,396	2,655,303
Total expenses	37,318,939	49,261,863
Operating income from discontinued operations	4,911,231	2,125,664
Interest expense	(167,285)	(6,412)
Gain on sale of discontinued operations	21,460,465	-
Net income from discontinued operations before income taxes	26,204,411	2,119,252
Income tax (provision) benefit	(352,387)	196,000
Net income from discontinued operations	25,852,024	2,315,252
Net income attributable to non-controlling interest of discontinued operations	1,265,685	548,875
Net income from discontinued operations attributable to LifeMD, Inc.	$ 24,586,339	$ 1,766,377

The major classes of assets and liabilities included in discontinued operations related to WorkSimpli are presented in the table below.

	December 31, 2024
Current Assets	
Cash	$ 2,353,123
Accounts receivable	398,271
Other current assets	668,692
Total Current Assets of Discontinued Operations	3,420,086
Non-current Assets	
Equipment, net	39,611
Right of use asset, net	172,037
Capitalized software, net	4,510,582
Intangible assets, net	1,977,320
Total Non-current Assets of Discontinued Operations	6,699,550
Total Assets of Discontinued Operations	$ 10,119,636
Current Liabilities	
Accounts payable	$ 5,104,813
Accrued expenses	1,055,144
Current operating lease liabilities	188,455
Deferred revenue	2,528,086
Total Current Liabilities of Discontinued Operations	8,876,498
Long-term Liabilities	
Other long-term liabilities	86,188
Total Liabilities of Discontinued Operations	$ 8,962,686

The following table presents the gain on the sale of WorkSimpli as of November 4, 2025, pursuant to the Purchase Agreement by and between the Company and the Purchaser:

Consideration received		
Upfront payment for fair value transferred for WorkSimpli[(1)]	$	21,129,514
Net assets transferred		
Cash	$	1,533,374
Other current assets		1,033,172
Equipment, net		45,919
Right of use asset, net		84,738
Capitalized software, net		4,684,795
Intangible assets, net		1,184,862
Accounts payable		(3,664,968)
Accrued expenses		(1,049,738)
Current operating lease liabilities		(89,225)
Deferred revenue		(2,212,759)
Other long-term liabilities		(100,000)
Net assets transferred	$	1,450,170
Derecognition of non-controlling interest of discontinued operations	$	(2,021,121)
Transaction costs	$	(240,000)
Gain on sale, pre-tax	$	21,460,465
Income tax		(134,930)
Gain on sale, net of tax	$	21,325,535

(1) The upfront payment consists of $22.0 million in cash at closing less fees and other working capital adjustments of approximately $1.4 million. The upfront payment also includes approximately $500 thousand that was held back to cover any post-closing purchase price adjustments based on the final determination of these amounts. The $500 thousand is included in other current assets within the consolidated balance sheet as of December 31, 2025.

NOTE 5 – ACQUISITIONS

On April 24, 2025, the Company closed on the OHHMD Asset Purchase Agreement (the "OHHMD APA") with OHHMD, PLLC, a North Carolina professional limited liability company, Doug Lucas, DO, the sole member of OHHMD, and the Company's affiliate LifeMD Southern Patient Medical Care, P.C., a Florida professional corporation (the "PC Purchaser"), whereby the Company and the PC Purchaser acquired certain intangible assets of OHHMD, a nationwide virtual care provider focused on women's health and hormone replacement therapies. The acquisition marked the launch of the Company's official entry into the women's health market and establishes a scalable clinical foundation for a comprehensive virtual health program under the LifeMD brand, focused on hormone health, bone density, metabolism, and long-term wellness.

The Company accounted for the OHHMD APA as an acquisition of assets as it was determined that OHHMD did not have substantive processes at the acquisition date and, therefore, did not meet the definition of a business under ASC 805, *Business Combinations*. The purchase price consisted of 50,000 shares of the Company's common stock, issued at closing and other nominal consideration. In April 2025, the Company issued 50,000 shares of common stock with a total fair value of $303 thousand in connection with the closing of the transaction and recorded an intangible asset related to the OHHMD APA of $303 thousand which was assigned a useful life of three years. The Company has elected to group the complementary intangible assets acquired as a single brand intangible asset.

In addition, the Company agreed to make payments of up to 250,000 shares of the Company's common stock to the sole member of OHHMD, Dr. Doug Lucas, as follows: (i) 50,000 shares of the Company's common stock are to be issued on the first anniversary of closing, and (ii) 200,000 shares of the Company's common stock are to be issued on the second anniversary of the closing date, subject to the achievement of certain operational milestones. The first 100,000 shares will be issued if the OHHMD brand reaches and maintains at least 2,500 active patients and quarterly revenue of $2.5 million for six full and consecutive calendar months on or prior to the 18-month anniversary of closing. The remaining 100,000 shares will be issued if the OHHMD brand reaches and maintains at least 5,000 active patients and quarterly revenue of $4.5 million for six full and consecutive calendar months on or prior to the second anniversary of closing. In connection with the OHHMD APA, LifeMD PC concurrently entered into a three-year employment agreement with Dr. Doug Lucas. Dr. Doug Lucas now serves as the Company's Vice President, Female Health & Clinical Operations.

The future unvested shares to be issued to Dr. Doug Lucas are equity classified share-based compensation to be recognized over-time and upon achievement of certain operational milestones in accordance with ASC 718, *Share-Based Payment*.

NOTE 6 –INTANGIBLE ASSETS

As of December 31, 2025 and 2024, the Company has the following amounts related to amortizable intangible assets:

| | December 31, | | Amortizable |
	2025	2024	Life
Amortizable intangible assets			
Cleared trade name	$ 133,339	$ 133,339	5 years
Cleared developed technology	12,920	12,920	1 year
Purchased licenses	200,000	200,000	10 years
OHHMD brand	303,000	-	3 years
Gross amount	$ 649,259	$ 346,259	
Less: accumulated amortization			
Cleared trade name	$ (106,671)	$ (80,003)	
Cleared developed technology	(12,920)	(12,920)	
Purchased licenses	(200,000)	(200,000)	
OHHMD brand	(67,334)	-	
Accumulated amortization	$ (386,925)	$ (292,923)	
Total net amortizable intangible assets	$ 262,334	$ 53,336	

The aggregate amortization expense of the Company's intangible assets was $94 thousand and $27 thousand for the years ended December 31, 2025 and 2024, respectively.

NOTE 7 – ACCRUED EXPENSES

As of December 31, 2025 and 2024, the Company has the following amounts related to accrued expenses:

| | December 31, | |
	2025	2024
Accrued selling and marketing expenses	$ 6,260,992	$ 9,149,967
Accrued compensation	2,414,547	5,106,448
Accrued legal and professional fees	1,943,824	1,825,233
Accrued deferred costs	2,100,000	1,000,000
Sales tax payable	1,467,447	2,267,447
Accrued dividends payable	776,563	776,563
Other accrued expenses	1,010,643	1,630,961
Total accrued expenses	$ 15,974,016	$ 21,756,619

NOTE 8 – CONVERTIBLE LONG-TERM DEBT

Avenue Capital Credit Facility

As noted in Note 1 above, on March 21, 2023, the Company entered into the Avenue Credit Agreement and the Avenue Supplement. The Avenue Credit Agreement provides for a convertible senior secured credit facility of up to an aggregate amount of $40 million, comprised of the following: (1) $15 million in term loans funded at closing, (2) $5 million of additional committed term loans received on September 26, 2023 in conjunction with the Avenue First Amendment and (3) $20 million of additional uncommitted term loans, collectively referred to as the "Avenue Facility". The Company issued Avenue Warrants to purchase $1.2 million of the Company's common stock at an exercise price of $1.24, subject to adjustments, of which $660 thousand have been exercised. The Avenue Warrants have a term of five years. The relative fair value of the Avenue Warrants upon closing was $873 thousand. On November 15, 2023, Avenue converted $1 million of the principal amount of the outstanding term loans into shares of the Company's common stock. This resulted in 672,042 shares of common stock issued to Avenue. Additionally on November 15, 2023, Avenue exercised 96,773 of the Avenue Warrants on a cashless basis resulting in 79,330 shares of the Company's common stock issued. On May 29, 2025, Avenue converted $1 million of the principal amount of the outstanding term loans into shares of the Company's common stock. This resulted in 672,042 shares of common stock issued to Avenue. Additionally on May 29, 2025, Avenue exercised 435,484 of the Avenue Warrants on a cashless basis resulting in 388,650 shares of the Company's common stock issued. As of December 31, 2025, there are no term loans remaining to be converted.

On August 5, 2025, the Company paid the remaining $14.0 million in outstanding principal payments on the Avenue Facility and the prepayment penalty as noted in the Avenue Credit Agreement. As of December 31, 2025, there is no outstanding balance on the Avenue Facility. The Company recorded a loss on debt extinguishment of $1.2 million within its consolidated financial statements for the year ended December 31, 2025.

Total interest expense on long-term debt, inclusive of amortization of debt discounts, amounted to $1.5 million and $2.7 million for the years ended December 31, 2025 and 2024, respectively.

NOTE 9 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized the issuance of up to 100,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of preferred stock, $0.0001 par value, of which 5,000 shares are designated as Series B Convertible Preferred Stock, 1,610,000 are designated as Series A Preferred Stock and 3,385,000 shares of preferred stock remain undesignated.

The Company entered into the ATM Sales Agreement whereby the Company may offer and sell, from time to time, shares of common stock. On June 7, 2024, the Company filed the 2024 Shelf. Under the 2024 Shelf at the time of effectiveness, the Company had the ability to raise up to $150.0 million by selling common stock, preferred stock, debt securities, warrants, and units including $53.3 million of its common stock under the ATM Sales Agreement. As of December 31, 2025, the Company had $44.6 million available under the ATM Sales Agreement.

Series A Preferred Stock

In September 2021, the Company entered into the Preferred Underwriting Agreement with B.Riley. Pursuant to the Preferred Underwriting Agreement, the Company agreed to sell 1,400,000 shares of its Series A Preferred Stock under the Preferred Stock Offering.

The Series A Preferred Stock ranks senior to the Company's common stock with respect to the payment of dividends and liquidation rights. The Company will pay cumulative distributions on the Series A Preferred Stock, from the date of original issuance, in the amount of $2.21875 per share each year, which is equivalent to 8.875% of the $25.00 liquidation preference per share. Dividends on the Series A Preferred Stock will be payable quarterly in arrears, on or about the 15th day of January, April, July and October of each year. The dividends are included in the Company's results of operations for the years ended December 31, 2025 and 2024. Dividends declared and paid on the Series A Preferred Stock during the years ended December 31, 2025 and 2024 are as follows:

Declaration Date	Record Date	Payment Date
March 25, 2025	April 4, 2025	April 15, 2025
June 23, 2025	July 3, 2025	July 15, 2025
September 23, 2025	October 3, 2025	October 15, 2025
December 26, 2025	January 5, 2026	January 15, 2026
March 26, 2024	April 5, 2024	April 15, 2024
June 25, 2024	July 5, 2024	July 15, 2024
September 24, 2024	October 4, 2024	October 15, 2024
December 24, 2024	January 3, 2025	January 15, 2025

Holders of the Series A Preferred Stock have no voting rights except in the case of certain dividend nonpayments. If dividends on the Series A Preferred Stock are in arrears, whether or not declared, for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of Series A Preferred Stock and holders of all other classes or series of parity preferred stock with which the holders of Series A Preferred Stock are entitled to vote together as a single class will be entitled to vote, at a special meeting called by the holders of record of at least 10% of any series of preferred stock as to which dividends are so in arrears or at the next annual meeting of stockholders, for the election of two additional directors to serve on our Board until all dividend arrearages have been paid. If and when all accumulated dividends on the Series A Preferred Stock for all past dividend periods shall have been paid in full, holders of shares of Series A Preferred Stock shall be divested of the voting rights set forth above.

The Series A Preferred Stock is perpetual and has no maturity date. No outstanding shares of Series A Preferred Stock have been redeemed. However, the Series A Preferred Stock will be redeemable at our option, in whole or in part, at the following redemption prices, plus any accrued and unpaid dividends up to, but not including, the date of redemption: 1) on and after October 15, 2022 and prior to October 15, 2023, at a redemption price equal to $25.75 per share, 2) on and after October 15, 2023 and prior to October 15, 2024, at a redemption price equal to $25.50 per share, 3) on and after October 15, 2024 and prior to and prior to October 15, 2025 at a redemption price equal to $25.25 per share and 4) on and after October 15, 2025 at a redemption price equal to $25.00 per share. In addition, upon the occurrence of a delisting event or change of control, we may, subject to certain conditions, at our option, redeem the Series A Preferred Stock, in whole or in part within 90 days after the first date on which such delisting event occurred or within 120 days after the first date on which such change of control occurred, as applicable, by paying $25.00 per share, plus any accumulated and unpaid dividends up to, but not including, the redemption date.

Upon the occurrence of a delisting event or a change of control, each holder of Series A Preferred Stock will have the right unless we have provided or provide notice of our election to redeem the Series A Preferred Stock, to convert some or all of the shares of Series A Preferred Stock held by such holder into a number of shares of our common stock (or equivalent value of alternative consideration) per share of Series A Preferred Stock, or the "Common Stock Conversion Consideration". In the case of a delisting event or change of control, pursuant to which shares of common stock shall be converted into cash, securities or other property or assets (the "Alternative Form Consideration"), a holder of shares of Series A Preferred Stock shall receive upon conversion of such shares of Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the delisting event or change of control, had such holder held a number of shares of common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the delisting event or change of control.

Options and Warrants

During the year ended December 31, 2025, the Company issued an aggregate of 131,531 shares of common stock related to the cashless exercise of options.

During the year ended December 31, 2025, the Company issued an aggregate of 390,115 shares of common stock related to the cashless exercise of warrants.

During the year ended December 31, 2025, the Company issued an aggregate of 100,000 shares of common stock related to the exercise of warrants for total proceeds of approximately $465 thousand.

During the year ended December 31, 2025, the Company issued an aggregate of 1,250 shares of common stock related to the exercise of options for total proceeds of approximately $6 thousand.

During the year ended December 31, 2024, the Company issued an aggregate of 512,777 shares of common stock related to the cashless exercise of options.

During the year ended December 31, 2024, the Company issued an aggregate of 1,630,458 shares of common stock related to the cashless exercise of warrants.

During the year ended December 31, 2024, the Company issued an aggregate of 86,250 shares of common stock related to the exercise of options for total proceeds of approximately $120 thousand.

Common Stock

Common Stock Transactions During the Year Ended December 31, 2025

During the year ended December 31, 2025, the Company issued an aggregate of 2,358,181 shares of common stock for service, including vested restricted stock.

During the year ended December 31, 2025, the Company issued an aggregate of 50,000 shares of common stock related to the OHHMD APA.

During the year ended December 31, 2025, the Company issued an aggregate of 762,990 shares of common stock related to the ATM Sales Agreement and net proceeds received were $8.7 million.

On May 29, 2025, Avenue converted $1.0 million of the principal amount of the outstanding term loans into shares of the Company's common stock. This resulted in 672,042 shares of common stock issued to Avenue.

Common Stock Transactions During the Year Ended December 31, 2024

During the year ended December 31, 2024, the Company issued an aggregate of 1,609,960 shares of common stock for service, including vested restricted stock.

On February 4, 2023, the Company entered into the Cleared First Amendment between the Company and the sellers of Cleared. The Cleared Stock Purchase Agreement was amended to, among other things change the timing of the payment of the purchase price to $460 thousand paid at closing (which has already been paid by the Company), with the remaining amount to be paid in five quarterly installments beginning on or before February 6, 2023 and ending January 15, 2024. The Company issued the following shares of common stock to the sellers of Cleared under the Cleared First Amendment: (1) 337,895 shares on February 6, 2023, (2) 455,319 shares on April 17, 2023, (3) 158,129 shares on July 17, 2023, (4) 117,583 shares on October 17, 2023 and (5) 95,821 shares on January 16, 2024. The fair value of the stock issuance under the Cleared First Amendment during the year ended December 31, 2024 was $642 thousand.

Non-controlling Interest of Discontinued Operations

Net income attributable to non-controlling interest of discontinued operations amounted to $1.3 million and $549 thousand for the years ended December 31, 2025 and 2024, respectively. During both the years ended December 31, 2025 and 2024, the Company paid distributions to non-controlling shareholders of discontinued operations of $774 thousand.

Stock Options

On January 8, 2021, the Company approved the Company's 2020 Equity and Incentive Plan (the "2020 Plan"). Approval of the 2020 Plan was included as Proposal 1 in the Company's definitive proxy statement for its Special Meeting of Stockholders filed with the Securities and Exchange Commission on December 7, 2020. The 2020 Plan is administered by the Compensation Committee of the Board of Directors (the "Board") and initially provided for the issuance of up to 1,500,000 shares of Common Stock. The number of shares of Common Stock available for issuance under the 2020 Plan automatically increases by 150,000 shares of Common Stock on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2021 and ending on (and including) January 1, 2030. Awards under the 2020 Plan can be granted in the form of stock options, non-qualified and incentive options, stock appreciation rights, restricted stock, and restricted stock units.

On June 24, 2021, at the Annual Meeting of Stockholders, the stockholders of the Company approved the amendment and restatement to the 2020 Plan, which amended the 2020 Plan to increase the maximum number of shares of the Company's common stock available for issuance under the 2020 Plan by 1,500,000 shares. On June 16, 2022, at the Annual Meeting of Stockholders, the stockholders of the Company approved the second amendment and restatement of the 2020 Plan, which amended the 2020 Plan to increase the maximum number of shares of the Company's common stock available for issuance under the 2020 Plan by 1,500,000 shares. On June 14, 2024, at the Annual Meeting of Stockholders, the stockholders of the Company approved the third amendment and restatement to the 2020 Plan (the "Amended 2020 Plan"), which further amended the 2020 Plan by increasing the maximum number of shares of the Company's common stock available for issuance under the Amended 2020 Plan by 3,000,000 shares.

As of December 31, 2025, the Amended 2020 Plan provided for the issuance of up to 8,250,000 shares of Common Stock. Remaining authorization under the Amended 2020 Plan was 974,234 shares as of December 31, 2025.

The forms of award agreements to be used in connection with awards made under the Amended 2020 Plan to the Company's executive officers and non-employee directors are:

●   Form of Non-Qualified Option Agreement (Non-Employee Director Awards)
●   Form of Non-Qualified Option Agreement (Employee Awards); and
●   Form of Restricted Stock Award Agreement.

Previously, the Company had granted service-based stock options and performance-based stock options separate from the Amended 2020 plan. The following is a summary of outstanding options activity under our Amended 2020 Plan:

	Options Outstanding Number of Shares	Exercise Price per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share
Balance at December 31, 2024	515,667	$ 1.84 – 13.74	4.81 years	$ 8.28
Granted	-	-	-	-
Exercised	(31,750)	4.76 – 6.17	0.78 years	5.72
Cancelled/Forfeited/Expired	(254,667)	4.57 – 10.93	5.43 years	8.90
Balance at December 31, 2025	229,250	$ 1.84 – 13.74	2.43 years	$ 7.94
Exercisable at December 31, 2024	504,787	$ 1.84 – 13.74	4.84 years	$ 8.39
Exercisable at December 31, 2025	229,250	$ 1.84 – 13.74	2.43 years	$ 7.94

Total compensation expense under the Amended 2020 Plan options above was $30 thousand and $1.2 million for the years ended December 31, 2025 and 2024, respectively, with no remaining unamortized expense as of December 31, 2025. During the year ended December 31, 2025, 30,500 options were exercised on a cashless basis, which resulted in 17,613 shares issued, and 1,250 options were exercised for cash. As of December 31, 2025, the aggregate intrinsic value of vested service-based options outstanding was $62 thousand.

The following is a summary of outstanding service-based options activity (prior to the establishment of the Amended 2020 Plan above):

	Options Outstanding Number of Shares	Exercise Price per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share
Balance at December 31, 2024	682,333	$ 1.00 – 11.98	4.24 years	$ 4.06
Granted	30,000	7.50	1.11 years	7.50
Exercised	(197,000)	1.15 – 7.55	4.30 years	3.73
Cancelled/Forfeited/Expired	(125,000)	2.50 – 7.95	2.84 years	5.50
Balance at December 31, 2025	390,333	$ 1.00 – 11.98	2.28 years	$ 4.03
Exercisable December 31, 2024	682,333	$ 1.00 – 11.98	4.24 years	$ 4.06
Exercisable at December 31, 2025	390,333	$ 1.00 – 11.98	2.28 years	$ 4.03

The total fair value of the options granted during the year ended December 31, 2025 was $163 thousand, which was determined using the Black-Scholes Pricing Model with the following assumptions: dividend yield of 0%, expected term of 5 years, volatility of 108.5%, and risk-free rate of 4.34%. Total compensation expense under the above service-based option plan was $145 thousand and $291 thousand for the years ended December 31, 2025 and 2024, respectively, with no unamortized expense remaining as of December 31, 2025. During the year ended December 31, 2025, 197,000 options were exercised on a cashless basis, which resulted in 113,918 shares issued. As of December 31, 2025, aggregate intrinsic value of vested service-based options outstanding was $383 thousand.

The following is a summary of outstanding performance-based options activity:

	Options Outstanding Number of Shares	Exercise Price per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share
Balance at December 31, 2024	90,000	$ 1.25 – 2.50	2.30 years	$ 1.69
Granted	50,000	1.25 – 1.75	1.62 years	1.50
Exercised	-	-	-	-
Cancelled/Forfeited/Expired	(60,000)	1.25 – 2.50	1.14 years	1.67
Balance at December 31, 2025	80,000	$ 1.25 – 1.75	1.62 years	$ 1.59
Exercisable December 31, 2024	25,000	$ 1.75 – 2.50	1.40 years	$ 2.05
Exercisable at December 31, 2025	65,000	$ 1.25 – 1.75	1.59 years	$ 1.56

The total fair value of the options granted during the year ended December 31, 2025 was $535 thousand, which was determined using the Black-Scholes Pricing Model with the following assumptions: dividend yield of 0%, expected term of 6.5 years, volatility of 136.75%, and risk-free rate of 4.5%. Total compensation expense under the above performance-based options plan was $535 thousand and $0 for the years ended December 31, 2025 and 2024. As of December 31, 2025, aggregate intrinsic value of vested performance options outstanding was $120 thousand.

RSUs and RSAs (under our Amended 2020 Plan)

The following is a summary of outstanding RSUs and RSAs activity under our Amended 2020 Plan:

	RSUs and RSAs Outstanding Number of Shares
Balance at December 31, 2024	3,049,944
Granted	1,751,825
Vested	(2,146,634)
Forfeited	(380,548)
Balance at December 31, 2025	2,274,587

The total fair value of the 1,751,825 RSUs and RSAs granted was $12.1 million which was determined using the fair value of the quoted market price on the date of grant. Total compensation expense under the above Amended 2020 Plan RSUs and RSAs was $9.8 million and $9.9 million for the years ended December 31, 2025 and 2024, respectively, with unamortized expense remaining of $6.7 million as of December 31, 2025. During the year ended December 31, 2025, 2,095,681 RSUs and RSAs were issued, which included 1,818,999 RSUs and RSAs that vested during the year ended December 31, 2025, and 276,682 RSUs and RSAs that vested previously.

RSUs and RSAs (outside of our Amended 2020 Plan)

The following is a summary of outstanding RSUs and RSAs activity (outside of our Amended 2020 Plan):

	RSUs and RSAs Outstanding Number of Shares
Balance at December 31, 2024	300,000
Granted	-
Vested	(200,000)
Balance at December 31, 2025	100,000

Total compensation expense for RSUs and RSAs outside of the Amended 2020 Plan was $0 and $809 thousand for the years ended December 31, 2025 and 2024, respectively, with no unamortized expense remaining as of December 31, 2025. During the year ended December 31, 2025, 262,500 RSUs and RSAs were issued, which included 200,000 RSUs and RSAs that vested during the year ended December 31, 2025 and 62,500 RSUs and RSAs that vested previously.

Warrants

The following is a summary of outstanding and exercisable warrant activity:

	Warrants Outstanding Number of Shares	Exercise Price per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share
Balance at December 31, 2024	1,743,730	$ 1.24 – 12.00	2.66 years	$ 4.65
Granted	-	-	-	-
Exercised	(537,984)	1.24 – 4.75	1.75 years	1.89
Cancelled/Forfeited/Expired	(32,869)	4.75		4.75
Balance at December 31, 2025	1,172,877	$ 1.24 – 12.00	1.67 years	$ 5.88
Exercisable December 31, 2024	1,743,730	$ 1.24 – 12.00	2.66 years	$ 4.63
Exercisable December 31, 2025	1,172,877	$ 1.24 – 12.00	1.67 years	$ 5.88

Total compensation expense on the above warrants for services was $0 for both the years ended December 31, 2025 and 2024, with no unamortized expense remaining as of December 31, 2025. During the year ended December 31, 2025, 437,984 warrants were exercised on a cashless basis, which resulted in 390,115 shares issued and 100,000 warrants were exercised for cash.

Stock-based Compensation

The total stock-based compensation expense related to common stock issued for services, service-based stock options, performance-based stock options, warrants and RSUs, and RSAs amounted to $10.5 million and $12.2 million for the years ended December 31, 2025 and 2024, respectively. Such amounts are included in general and administrative expenses in the consolidated statements of operations. Unamortized expense remaining related to RSUs was $6.7 million as of December 31, 2025, which is expected to be recognized through 2028.

NOTE 10 – EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per common share ("EPS") is based on the weighted average number of common shares outstanding during each period presented. Shares of unissued vested restricted stock units ("RSUs") and restricted stock awards ("RSAs") are included in our calculation of basic weighted average common shares outstanding. Unvested RSUs and RSAs, convertible securities, warrants and options to purchase common stock are included as common stock equivalents only when dilutive. Potential common stock equivalents are excluded from diluted earnings per share when the effects would be antidilutive.

The Company follows the provisions of ASC 260, *Diluted Earnings per Share*. In computing diluted EPS, basic EPS is adjusted for the assumed issuance of all potentially dilutive securities. The dilutive effect of call options, warrants and share-based payment awards is calculated using the "treasury stock method," which assumes that the "proceeds" from the exercise of these instruments are used to purchase common shares at the average market price for the period. The dilutive effect of traditional convertible debt and convertible preferred stock is calculated using the "if-converted method." Under the if-converted method, securities are assumed to be converted at the beginning of the period, and the resulting common shares are included in the denominator of the diluted EPS calculation for the entire period being presented.

The following table reconciles net income attributable to LifeMD, Inc. common stockholders from continuing operations and discontinued operations to basic and diluted earnings per share:

| | December 31, | | | |
	2025		2024	
Net loss from continuing operations	$	(10,232,233)	$	(23,175,393)
Less: Preferred stock dividends		(3,106,250)		(3,106,250)
Net loss from continuing operations attributable to LifeMD, Inc. common stockholders		(13,338,483)		(26,281,643)
Net income from discontinued operations		25,852,024		2,315,252
Less: Net income attributable to noncontrolling interests of discontinued operations		1,265,685		548,875
Net income from discontinued operations attributable to LifeMD, Inc. common stockholders		24,586,339		1,766,377
Net income (loss) attributable to LifeMD, Inc. common stockholders	$	11,247,856	$	(24,515,266)

Basic loss per share from continuing operations is the same as diluted loss per share from continuing operations attributable to common stockholders for the years ended December 31, 2025 and 2024, because the inclusion of potential shares of common stock would have been anti-dilutive. The following table discloses the securities that were not included in the computation of diluted earnings (loss) per share as their inclusion would have been anti-dilutive:

| | Year Ended December 31, | |
	2025	2024
RSUs and RSAs	1,056,519	3,157,706
Stock options	394,124	1,288,000
Warrants	950,932	1,743,730
Convertible long-term debt	-	671,141
Total	2,401,575	6,860,577

NOTE 11 – LEASES

The Company leases office spaces domestically under operating leases including: (1) the Company's headquarters in New York, New York for which the lease expires in 2028, (2) a marketing and sales center in Huntington Beach, California for which the lease expires in 2027, (3) a patient care center in Greenville, South Carolina for which the lease expires in 2032, with an additional five year option to extend, for which the Company expects to utilize, and (4) a warehouse and pharmacy operations center in Lancaster, Pennsylvania for which the lease expires in 2029, with an additional five year option to extend, for which the Company expects to utilize.

The following is a summary of the Company's operating right-of-use assets and operating lease liabilities as of December 31, 2025:

Right-of-use assets	$	5,267,857
Current operating lease liabilities	$	642,422
Noncurrent operating lease liabilities	$	5,681,374

The table below reconciles the undiscounted future minimum lease payments under the above noted operating leases to the total operating lease liabilities recognized on the consolidated balance sheet as of December 31, 2025:

Fiscal year 2026	$	1,260,397
Fiscal year 2027		1,225,154
Fiscal year 2028		925,152
Fiscal year 2029		765,837
Fiscal year 2030		794,164
Thereafter		5,064,559
Less: imputed interest		(3,711,467)
Present value of operating lease liabilities	$	6,323,796

Operating lease expenses were $1.5 million and $1.1 million for the years ended December 31, 2025 and 2024, respectively, and were included in other operating expenses in our consolidated statement of operations.

Supplemental cash flow and balance sheet information related to operating lease liabilities consisted of the following:

	December 31,			
	2025		**2024**	
Cash paid for operating lease liabilities	$	842,070	$	720,958
Weighted average remaining lease term in years		10.26		10.59
Weighted average discount rate		10.93%		11.06%

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Purchase Commitments

Many of the Company's vendors require product deposits when a purchase order is placed for goods or fulfillment services related to inventory requirements. The Company's history of product deposits with its inventory vendors, creates an implicit purchase commitment equalling the total expected product acceptance cost in excess of the product deposit. As of December 31, 2025, the Company approximates its implicit purchase commitments to be $333 thousand.

Legal Matters

In the normal course of business operations, the Company may become involved in various legal matters. As of December 31, 2025, other than as set forth below, the Company's management does not believe that there are any potential legal matters that could have a material adverse effect on the Company's consolidated financial position.

On August 27, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York ("EDNY") against the Company, the Company's Chief Executive Officer, Mr. Schreiber, and the Company's Chief Financial Officer, Mr. Benathen, (collectively, the "Defendants"), captioned *Johnston v. LifeMD, Inc., et al.*, Case No. 25-cv-04761, alleging: (i) violations of Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5 promulgated thereunder by the Defendants for making false and misleading statements; and (ii) violations of Section 20(a) of the Exchange Act by the individual officer defendants as alleged control persons. On

October 24, 2025, the EDNY granted the joint motion to transfer the class action complaint from the EDNY to the United States District Court for the Southern District of New York ("SDNY"). On November 24, 2025, the SDNY appointed a Lead Plaintiff. On January 30, 2026, the Lead Plaintiff filed an amended complaint. Defendants expect to file a motion to dismiss the amended complaint by March 27, 2026; Lead Plaintiff's opposition would be due on May 15, 2026; and Defendants' reply brief would be due on June 12, 2026.

In the months following filing of the class action complaint, four putative shareholder derivative complaints were filed, captioned: (i) *Greenberg v. Schreiber et al.*, Case No. 25-cv-5075 (EDNY), (ii) *Poulos v. Schreiber et al.*, Case No. 25-cv-5197 (EDNY), (iii) *Shibata v. Schreiber et al.*, Case No. 25-cv-5284-JMW (EDNY) and (iv) *Ellis v. Schreiber, et al.* 125-cv-09343 (SDNY). These complaints alleged violations of Section 14(a) of the Exchange Act, breach of fiduciary duties, aiding and abetting breaches of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violations of Exchange Act Sections 10(b) and 21D by the Company's officers and directors. The shareholder derivative complaints are based primarily on the same alleged conduct underlying the class action complaint described above, and seek damages in an unspecified amount and other relief. On December 11, 2025, the three derivative actions filed in the EDNY were consolidated and stayed pending a ruling on the motion to dismiss in the securities class action, including any related appeals. On December 17, 2025, the derivative action filed in the SDNY was stayed on the same terms. While the Company does not believe that any of the class action or shareholder derivative complaints will have a material adverse effect on the Company's business, results of operations and financial condition, failure to obtain a favorable resolution of these complaints could have such a material adverse effect.

On August 23, 2023, a purported putative class action complaint captioned Marden v. LifeMD, Inc., Case No. 23-cv-07469, was filed in the United States District Court for the Southern District of New York (the "Marden Complaint") against the Company's RexMD brand. The Marden Complaint alleges, inter alia, unauthorized disclosure of certain information of class members to third parties. On November 21, 2023, the plaintiffs amended the Marden Complaint. On March 4, 2024, the Company moved to dismiss the Marden Complaint. On July 12, 2024, the parties attended a mediation. On November 1, 2024, the plaintiffs filed a notice of voluntary dismissal of the Southern District of New York case and on November 25, 2024, the plaintiffs refiled the case via a new complaint captioned W.M.F. & Matthew Marden v. LifeMD, Inc., Case No. A-24-906800-C, in the District Court of Clark County, Nevada. On June 4, 2025, the Court approved a preliminary class action settlement. On September 30, 2025, the final approval hearing for the settlement was held, and the settlement was formally approved by the Court, certifying the class for settlement purposes and dismissing the case with prejudice. The Company recorded approximately $1.1 million for the settlement liability, which is reflected in the Company's consolidated financial statements for the year ended December 31, 2025.

On September 5, 2023, the Internal Revenue Service (the "IRS") issued a notice of deficiency to the Company in which the IRS asserted an income tax deficiency of approximately $1.9 million for the Company's tax year ending December 31, 2019. The Company timely filed a petition in the United States Tax Court disputing all of the proposed tax deficiency. The case was subsequently transferred to the Appeals Division of the IRS. Upon review of the amended return, IRS Appeals agreed to accept the amended return as filed. On April 1, 2025, the United States Tax Court issued a decision that there was no deficiency in federal income tax due for the tax year ending December 31, 2019. All of the issues in the case were resolved in the Company's favor.

NOTE 13 – RELATED PARTY TRANSACTIONS

WorkSimpli Software

During the years ended December 31, 2025 and 2024, the Company utilized CloudBoson Technologies Pvt. Ltd. ("CloudBoson"), formerly LegalSubmit Pvt. Ltd. ("LegalSubmit"), a company owned by WorkSimpli's Chief Software Engineer, to provide software development services. CloudBoson ceased to be a related party of the Company on November 4, 2025. The Company paid CloudBoson a total of approximately $3.2 million and $3.6 million during the period ended November 4, 2025 and the year ended December 31, 2024, respectively, for these services. The Company has no outstanding payables to CloudBoson as of November 4, 2025.

Legal Services

During the year ended December 31, 2024, the Company utilized King & Spalding LLP ("King & Spalding"), a large international law firm, for which an immediate family member of Robert Jindal, one of the Company's former directors, is the Company's relationship partner, to provide legal services. King & Spalding ceased to be a related party of the Company on December 18, 2024. The Company paid King & Spalding a total of approximately $830 thousand during the year ended December 31, 2024 for these services. The Company had no outstanding payables to King & Spalding as of December 31, 2024.

Consulting Agreements

On May 30, 2023, Will Febbo, a member of the Board, entered into a consulting services agreement with the Company, pursuant to which he provides certain investor relations and strategic business development services, in consideration for 375,000 restricted shares of the Company's common stock, which vested in quarterly installments from August 30, 2023 through November 30, 2024. The Company issued 62,500 restricted shares of common stock, with a fair value of $131 thousand, related to this agreement during the year ended December 31, 2025.

On June 14, 2023, Naveen Bhatia, a former member of the Board, entered into a consulting services agreement with the Company, pursuant to which Mr. Bhatia provided certain investor relations and strategic business development services, in consideration for 225,000 restricted shares of the Company's common stock, which vested in six-month installments from June 14, 2023 through December 31, 2024. The Company issued 56,250 restricted shares of common stock, with a fair value of $168 thousand, related to this agreement during the year ended December 31, 2025. On January 24, 2025, Mr. Bhatia entered into another consulting services agreement with the Company, pursuant to which Mr. Bhatia provides certain strategic business development services, in consideration for 100,000 restricted shares of the Company's common stock, of which 50,000 restricted shares vested on the execution of the agreement and 50,000 restricted shares vested on the one-year anniversary of the agreement. The Company issued 50,000 restricted shares of common stock, with a fair value of $257 thousand, related to this agreement during the year ended December 31, 2025.

Employment Agreement

Effective May 1, 2024, Brian Schreiber, Logistics & Fulfillment Advisor, and a relative of the Company's Chief Executive Officer, entered into an amended employment agreement. Mr. Schreiber's compensation package was adjusted to reflect the increased scope of his responsibilities. The compensation adjustment, approved by the Compensation Committee of the Board, includes an annual base salary increase to $240 thousand. During the years ended December 31, 2025 and 2024, the Company paid Mr. Schreiber approximately $240 thousand and $228 thousand, respectively, in connection with his employment.

On July 15, 2025, the Company entered into an amendment to the bonus agreement with Mr. Schreiber dated August 16, 2017. The amendment modifies the performance-based vesting conditions of a previously granted stock option award for 50,000 common shares, by replacing pre-tax earnings targets with Adjusted EBITDA target, which is a performance measure used in other employee bonus agreements. All other material terms of the original agreement remain unchanged. The Company recorded stock-based compensation expense related to this amendment of $535 thousand during the year ended December 31, 2025.

NOTE 14 – INCOME TAXES

As of December 31, 2025 and 2024, the Company had federal net operating loss carryforwards of $109.8 million and $102.8 million, respectively. As of December 31, 2025 and 2024, the Company had state net operating loss carryforwards of $42.0 million and $38.6 million, respectively. Federal net operating loss carryforwards of $3.9 million could be subject to limitation if upon further analysis a change in ownership as defined by Internal Revenue Code Section 382 is determined to have occurred. All remaining net operating loss carryforwards were generated after 2017 and can be carried forward indefinitely.

The change in valuation allowance for the year ended December 31, 2025 of $19.0 million relates to: (1) federal and state jurisdictions in the amounts of $14.0 million and $1.9 million, respectively, which is included in continuing operations and (2) $3.1 million which is included in discontinued operations. The change in the valuation allowance for the year ended December 31, 2024 of $5.3 million is included in continuing operations with an additional decrease in valuation allowance of $500 thousand included in discontinued operations. The Company has fully reserved the net deferred tax asset.

The income tax provision charged to continuing operations for the years ended December 31, 2025 and 2024 was as follows:

| | December 31, | |
	2025	2024
Current:		
U.S. federal	$ 25,918	$ 404,000
State and local	19,803	194,000
Foreign	-	-
	45,721	598,000
Deferred:		
U.S. federal	-	-
State and local	-	-
Foreign	-	-
	-	-
Provision for income taxes	$ 45,721	$ 598,000

The provision for income taxes differs from the expected amount of income tax benefit determined by applying the U.S. federal income tax rate of 21% to pretax income (loss) for the years ended December 31, 2025 and 2024 as follows:

| | December 31, 2025 | |
	$	Rate
U.S. federal statutory tax rate	(2,139,168)	21.00%
State and local income taxes, net of federal income tax effect[a]	2,217	(0.02)%
Changes in valuation allowances	(14,003,937)	137.47%
Nontaxable or nondeductible items	103,557	(1.02)%
Other adjustments		
Share-based compensation	15,993,992	(157.01)%
Other	89,060	(0.87)%
Effective tax rate	45,721	(0.45)%

[a]State taxes in California and Texas comprised greater than 50% of the tax effect in this category.

	December 31, 2024
Computed "expected" tax benefit	$ (3,982,000)
Increase (decrease) in income taxes resulting from:	
State taxes	(406,000)
Permanent differences	37,000
Change in valuation allowance	5,332,000
Deferred true up	(384,000)
Other	1,000
Provision for income taxes	$ 598,000

The following table presents income taxes paid (net of refunds received) during the year ended December 31, 2025 by jurisdiction:

U.S. federal taxes	$ 304,000
State and local taxes	
California	139,000
Texas	84,000
Other states	60,000
Total income taxes paid	$ 587,000

The tax effect of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2025 and 2024 are presented below:

	December 31,	
	2025	2024
Deferred tax assets:		
Stock-based compensation	2,385,000	17,981,000
Sec 174 – software development	-	915,000
Accrued compensation	242,000	976,000
Operating lease liabilities	1,499,000	1,569,000
Business interest limitation	-	1,324,000
Other	1,171,000	924,000
Net operating loss carryforwards	25,244,000	23,634,000
	30,541,000	47,323,000
Deferred tax liabilities:		
Right of use assets	(1,248,000)	(1,480,000)
Depreciation	(278,000)	(181,000)
Sec 174 – Software development	(2,378,000)	-
	(3,904,000)	(1,661,000)
Less valuation allowance	(26,637,000)	(45,662,000)
	$ -	$ -

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted, extending many of the expiring tax provision of the Tax Cuts and Jobs Act ("TCJA") while adding, modifying and altering numerous provisions. During the year ended December 31, 2025, the Company completed its assessment of the OBBBA and has implemented the changes enacted under the law. The enactment and application of OBBBA did not have a material impact on the Company's effective tax rate or these consolidated financial statements.

NOTE 15 – SEGMENT DATA

On November 4, 2025, we sold our majority ownership interest in WorkSimpli to Lion Buyer, LLC. WorkSimpli is classified as discontinued operations for all periods presented in these consolidated financial statements. As a result, the Company's portfolio of brands within continuing operations are now managed as a single operating segment on a consolidated basis. Our CODM is our Chief Executive Officer. The CODM uses segment operating income or loss to determine segment profitability in order to assess performance and allocate resources.

Relevant segment data as of December 31, 2025 and December 31, 2024 is as follows:

	Year Ended December 31,	
	2025	2024
Telehealth revenue, net	$ 194,055,198	$ 154,824,075
Cost of telehealth revenue	27,714,808	21,440,799
Significant Segment Expenses:		
Selling and marketing expenses	86,074,473	70,102,961
Payroll expenses	30,432,651	30,486,701
Merchant processing fees	7,678,590	7,188,539
Other general and administrative expenses	32,019,591	27,582,904
Other segment items[1]	17,804,779	18,424,159
Segment operating loss	(7,669,694)	(20,401,988)
Interest expense, net	(1,360,967)	(2,175,405)
Loss on debt extinguishment	(1,155,851)	-
Loss from continuing operations before income taxes	$ (10,186,512)	$ (22,577,393)

[1] Other segment items include stock-based compensation and depreciation and amortization.

	December 31,	
Total Assets	2025	2024
Telehealth	$ 70,411,319	$ 65,976,661
Assets of discontinued operations	-	10,119,636
Consolidated	$ 70,411,319	$ 76,096,297

Total expenditures for purchases of capitalized software, equipment, and intangible assets, which are reported on the Company's consolidated statements of cash flows totalled $9.5 million and $8.2 million for our Telehealth segment during the years ended December 31, 2025 and 2024, respectively.

NOTE 16 – SUBSEQUENT EVENTS

Citizens Bank Credit Agreement

On January 2, 2026, the Company entered into a Credit Agreement (the "Credit Agreement") with Citizens Bank, N.A. (the "Lender"), which provides for a senior secured revolving credit facility in an aggregate outstanding amount not exceeding $30 million (the "Credit Facility") to support potential corporate development and/or shareholder value creation initiatives. The Credit Facility may be increased in the aggregate principal amount of up to $20 million based on the terms and subject to the conditions described in the Credit Agreement. In connection with the Credit Agreement, among other things, the Company issued a revolving loan note to the Lender for any loans that may be made under the Credit Facility. Additionally, among other things, the Company and its subsidiaries entered into a pledge and security agreement and a guarantee agreement to provide credit support for the Credit Facility.

The Credit Facility matures on January 2, 2029. The terms of the Credit Facility provide a variable rate of interest to be charged on outstanding balances and impose a commitment fee based on the average unused amount available to be drawn under the Credit Facility. The variable rate of interest to be charged on outstanding balances is based on a benchmark interest rate as selected by the Company, plus an applicable margin as specified in the Credit Agreement, which may vary depending on the benchmark interest rate selected. Specifically, the applicable margin ranges from 1.50% to 2.25% for the benchmark interest rate based on Term SOFR and 0.50% to 1.25% for the benchmark interest rate based on Alternate Base Rate and the commitment fee ranges from 0.225% to 0.30%, in each case, depending on the Consolidated Leverage Ratio. The Credit Facility had no upfront fee to the Company.

The Credit Agreement contains restrictions on the Company, its Subsidiaries and AMG Entities, including restrictions on the ability to incur debt, incur liens, make investments and make dispositions. The Credit Agreement also includes financial covenants, which require the Company to maintain (a) the Consolidated Leverage Ratio (as defined in the Credit Agreement) as of the end of any fiscal quarter commencing with the fiscal quarter ending March 31, 2026 to be at or less than 2.50 to 1.00, and (b) the Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) as of the end of any fiscal quarter commencing with the fiscal quarter ending March 31, 2026 to be at least 3.00 to 1.00. The Credit Agreement includes a number of certain representations and warranties, affirmative covenants, negative covenants and events of default more specifically described in the Credit Agreement. The Company has not drawn any funds under the Credit Facility to date.

Stock Issued for Service

In January 2026, the Company issued 330,573 shares of common stock related to vested RSUs and RSAs with a total fair value of $1.8 million.

Stock Option Exercise

In January 2026, the Company issued 50,000 shares of common stock related to the exercise of options for total proceeds of $75,000.

Change in Independent Registered Public Accounting Firm

On April 24, 2025 Marcum LLP ("Marcum"), which served as the Company's independent registered public accounting firm of since 2022, informed us that they resigned as the Company's independent registered public accounting firm. On November 1, 2024, CBIZ CPAs P.C. acquired the attest business of Marcum. On April 24, 2025, the Company and with the approval of the Audit Committee of the Company's Board of Directors, engaged CBIZ CPAs P.C. ("CBIZ CPAs") as the Company's independent registered public accounting firm.

Marcum's reports regarding the Company's financial statements for the years ended December 31, 2024 and December 31, 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2024 and 2023, and the interim period from December 31, 2024 to April 24, 2025, the date of Marcum's resignation, there were no disagreements, within the meaning of Item 304(a)(1)(iv) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended ("Regulation S-K"), and the related instructions thereto, with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreements in connection with its reports.

During the years ended December 31, 2024 and 2023, and the interim period from December 31, 2024 to April 24, 2025, the date of Marcum's resignation, there were no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K except for the following material weaknesses in our internal control over financial reporting related to: (i) our information technology general controls ("ITGCs"), particularly in the areas of user access and change management within our information systems and review of key third-party service provider Systems and Organizational Controls ("SOC") reports and (ii) business process controls related to Information Produced by the Entity ("IPE") and system generated IPE and insufficient evidence of formal review and approval procedures of key information utilized in the performance of the control.

On August 15, 2025, the Company with the approval of the Audit Committee of the Company's Board of Directors dismissed CBIZ CPAs as the Company's independent registered public accounting firm. CBIZ CPAs did not issue an audit report on the Company's financial statements.

From the period April 24, 2025 through the date of CBIZ CPAs' dismissal, there were no disagreements, within the meaning of Item 304(a)(1)(iv) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended ("Regulation S-K"), and the related instructions thereto, with CBIZ CPAs on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CBIZ CPAs, would have caused CBIZ CPAs to make reference to the subject matter of the disagreements in connection with a report, if CBIZ CPAs had issued such a report.

From the period April 24, 2025 through the date of CBIZ CPAs' dismissal, there were no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K except for the following material weaknesses in our internal control over financial reporting related to: (i) our information technology general controls ("ITGCs"), particularly in the areas of user access and change management within our information systems and review of key third-party service provider Systems and Organizational Controls ("SOC") reports and (ii) business process controls related to Information Produced by the Entity ("IPE") and system generated IPE and insufficient evidence of formal review and approval procedures of key information utilized in the performance of the control.

On August 18, 2025, the Company, with the approval of the Audit Committee of the Company's Board of Directors appointed PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for the year ending December 31, 2025.

Marcum and CBIZ are in agreement with the foregoing disclosures.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among LifeMD, Inc., the Russell 3000 Index,
the NASDAQ Global Market Composite Index and the S&P 500 Health Care Services Index



	LifeMD, Inc.		Russell 3000
	NASDAQ Global Market Composite		S&P 500 Health Care Services

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.